As filed with the Securities and Exchange Commission on April 23, 2002
Registration No. 333-

SECURITIES AND EXCHANGE COMMISSION
Washington, DC 20549

FORM S-1

REGISTRATION STATEMENT
UNDER
THE SECURITIES ACT OF 1933

BENTLEY SYSTEMS, INCORPORATED

(Exact Name of Registrant as Specified in Its Charter)

Delaware	7372	95-3936623
(State or Other Jurisdiction of Incorporation or Organization)	(Primary Standard Industrial Classification Code Number)	(I.R.S. Employer Identification Number)

685 Stockton Drive Exton, Pennsylvania 19341 610-458-5000 (Address, Including Zip Code, and Telephone Number, Including Area Code, of Registrant’s Principal Executive Offices)	David Nation 685 Stockton Drive Exton, Pennsylvania 19341 610-458-5000 (Name, Address, Including Zip Code, and Telephone Number, Including Area Code, of Agent for Service)

Copies of all communications to:

Walter J. Mostek, Jr., Esq. James Biehl, Esq. Drinker Biddle & Reath LLP One Logan Square 18th & Cherry Streets Philadelphia, Pennsylvania 19103	Gordon H. Hayes, Jr., Esq. Testa, Hurwitz & Thibeault, LLP 125 High Street Boston, Massachusetts 02110

     Approximate date of commencement of proposed sale to the public: As soon as practicable after the effective date of this Registration Statement.

     If any of the securities being registered on this form are to be offered on a delayed or continuous basis pursuant to Rule 415 under the Securities Act of 1933, check the following box.     ☐

     If this form is filed to register additional securities for an offering pursuant to Rule 462(b) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering.     ☐

     If this form is a post-effective amendment filed pursuant to Rule 462(c) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering.     ☐

     If this form is a post-effective amendment filed pursuant to Rule 462(d) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering.     ☐

     If delivery of the prospectus is expected to be made pursuant to Rule 434, check the following box.     ☒

CALCULATION OF REGISTRATION FEE

	Proposed Maximum
Title of Each Class of	Aggregate Offering	Amount of
Securities to be Registered	Price(1)	Registration Fee

Common Stock, $0.01 par value per share	$172,500,000	$15,870

(1)	Estimated solely for the purpose of calculating the registration fee in accordance with Rule 457(o) under the Securities Act of 1933, as amended.

               The Registrant hereby amends this Registration Statement on such date or dates as may be necessary to delay its effective date until the Registrant shall file a further amendment which specifically states that this Registration Statement shall thereafter become effective in accordance with Section 8(a) of the Securities Act of 1933 or until the Registration Statement shall become effective on such date as the Commission, acting pursuant to said Section 8(a), may determine.

The information in this preliminary prospectus is not complete and may be changed. We may not sell these securities until the registration statement filed with the Securities and Exchange Commission is declared effective. This preliminary prospectus is not an offer to sell these securities and it is not soliciting an offer to buy these securities in any state where the offer or sale is not permitted.

SUBJECT TO COMPLETION, DATED APRIL 23, 2002

PROSPECTUS

                                    Shares

Common Stock

This is the initial public offering of Bentley Systems, Incorporated. We are offering                      shares and the selling stockholder identified in this prospectus is offering                      shares of our common stock. We anticipate that the initial public offering price will be between $          and $          per share. We have applied to list our common stock on the New York Stock Exchange under the symbol “BSS.”

Investing in our common stock involves risks. See “Risk Factors” beginning on page 6.

	Per Share	Total

Initial public offering price	$	$
Underwriting discounts and commissions	$	$
Proceeds, before expenses, to Bentley Systems, Incorporated	$	$
Proceeds, before expenses, to the selling stockholder	$	$

We have granted the underwriters the right to purchase up to                               additional shares of common stock to cover over-allotments.

Neither the Securities and Exchange Commission nor any state securities commission has approved or disapproved of these securities or passed upon the adequacy or accuracy of this prospectus. Any representation to the contrary is a criminal offense.

Lehman Brothers and Deutsche Bank Securities, on behalf of the underwriters, expect to deliver the shares on or about                     , 2002.

Joint Bookrunning Managers

LEHMAN BROTHERS	DEUTSCHE BANK SECURITIES

SG COWEN	WACHOVIA SECURITIES

The date of this prospectus is                     , 2002.

PROSPECTUS SUMMARY

        This summary highlights key aspects of the information contained elsewhere in this prospectus. This summary does not contain all of the information you should consider before investing in our common stock. You should read this entire prospectus carefully, especially the risks of investing in our common stock discussed under “Risk Factors.”

        References to “we,” “us,” “our” and “our company” refer to Bentley Systems, Incorporated together with its subsidiaries.

Bentley Systems, Incorporated

        We are a global provider of collaborative software solutions that enable our users to create, manage and publish architectural, engineering and construction (AEC) content. Our software solutions are used to design, engineer, build and operate large constructed assets such as roadways, bridges, buildings, industrial and power plants and utility networks. We focus on five vertical industries that deploy such assets: transportation, manufacturing plants, building, utilities and government. In addition, we provide professional services for our software solutions, including implementation, integration, customization and training.

        We generate revenues through a renewable subscription program, known as Bentley SELECT, as well as through perpetual licenses and services. We actively market the benefits of Bentley SELECT and expect to continue growing our subscriptions revenues in future periods. In 2001, more than 60% of our revenues were derived from our subscriptions.

        Organizations engaged in the design, construction and operation of large constructed assets require a software solution that facilitates efficient design, while also allowing all project participants to communicate, collaborate and share information throughout an asset’s lifecycle. These organizations also require solutions that are specifically tailored to meet their unique industry requirements and business processes.

        Our collaborative software solutions allow project participants to communicate, collaborate and share AEC content. This collaboration enables our users to maximize the value of AEC content by providing an integrated approach to managing the lifecycle of large constructed assets. Our solutions are used to:

•	Create. Generate architectural and engineering designs and associate them with intelligent content such as descriptive and other relevant information.

•	Manage. Store, organize and index content, provide and control access and track and record changes.

•	Publish. Share and distribute content through multiple methods to project participants from disparate organizations and communicate relevant content to other enterprise applications.

For example, using our solutions, a pump is created as an intelligent, three-dimensional graphic component and associated with descriptive attributes such as capacity and price. Through our collaboration servers, the pump can be accessed by project participants and incorporated into other designs, printed on paper or viewed over the Internet. Our collaboration servers can also send descriptive information about the pump to procurement or other enterprise systems. We believe that our collaborative approach facilitates the design and construction process, shortens project schedules, reduces overall project costs and facilitates the operation and management of the constructed asset.

        The foundation of our software solutions is our design platform, MicroStation. MicroStation was originally developed in the mid-1980s by a team of developers led by Keith and Barry Bentley. We also offer discipline-specific applications tailored to the specific needs of users in our targeted vertical industries. Our collaboration servers manage and publish content created by MicroStation and our discipline-specific applications, as well as content created by other design and enterprise applications.

        Our solutions are used by major architectural, engineering and construction firms, including Bechtel Corporation, as well as by owner/ operators of large constructed assets, including 46 U.S. state departments of transportation, Fincantieri Cantieri Nivali Italiani SpA, Union Bank of Switzerland, San Antonio City Public Service Board and the U.S. Army Corps of Engineers. We believe that owner/ operators will drive the use of collaborative AEC content applications. And today, approximately two-thirds of our MicroStation registered licenses are registered by owner/ operators. We generated total revenues of $202.6 million and net income of $4.1 million in 2001. Sales outside North America constituted 48% of total revenues, and no single customer accounted for over 1% of total revenues, in 2001.

        Our objective is to be a leading provider of collaborative software solutions to the industries we have targeted. To achieve this objective we intend to pursue the following strategies:

•	Focus on the vertical industries we serve;

•	Enhance and extend our collaborative software solutions;

•	Grow our subscriptions revenues;

•	Increase our direct sales and support capabilities;

•	Expand our professional services; and

•	Grow through strategic acquisitions.

        We were originally incorporated in California in 1984 and reincorporated in Delaware in March 1987. Our principal executive office is located at 685 Stockton Drive, Exton, Pennsylvania 19341. Our telephone number at that address is 610-458-5000. We maintain our primary website at www.bentley.com and a number of special purpose websites in the United States and other countries in which we do business. Our websites, and the information contained therein, are not part of this prospectus.

Pending Acquisition

        On January 25, 2002, we purchased a 12.5% interest in, and an option to acquire the remainder of, Rebis, a leading developer of discipline-specific applications for the manufacturing plants industry. We expect to exercise our option to acquire the remainder of Rebis and complete this acquisition simultaneously with or soon after the closing of this offering. We intend to use approximately $                million of the net proceeds from this offering to fund a portion of this acquisition. The completion of the acquisition of Rebis is not a condition to the closing of this offering. For the fiscal year ended September 30, 2001, Rebis had total revenues of $15.9 million and net income of $1.3 million.

TRADEMARKS

        Bentley®, the “B” logo, MicroStation® and Bentley SELECT® are trademarks or service marks of ours. Other trademarks and trade names appearing in this prospectus are the property of their respective holders.

The Offering

Common stock offered by Bentley Systems	shares

Common stock offered by the selling stockholder	shares

Common stock to be outstanding after the offering	shares

Use of proceeds	We estimate that our net proceeds from this offering, without exercise of the over-allotment option, will be approximately $ million. We intend to use (1) approximately $ million of the net proceeds to fund a portion of our proposed acquisition of Rebis, (2) approximately $15.2 million of the net proceeds to repay indebtedness under an acquisition note and (3) the remaining net proceeds for general corporate purposes, capital expenditures and strategic acquisitions.

Proposed New York Stock Exchange symbol	BSS

        The number of shares of common stock to be outstanding immediately after this offering is based on the number of shares outstanding as of March 31, 2002 and excludes:

•	3,957,946 shares of common stock issuable upon exercise of options outstanding at a weighted average exercise price of $5.75 per share;

•	shares of common stock issuable upon exercise of options outstanding to be assumed in connection with the proposed acquisition of Rebis at a weighted average exercise price of $ per share;

•	988,290 shares of common stock issuable upon exercise of warrants outstanding at an exercise price of $10.17 per share; and

•	2,100,000 additional shares of common stock that will be available for future issuance under our stock option plans.

        Unless otherwise indicated, information in this prospectus assumes:

•	an initial public offering price of $ per share;

•	no exercise of the underwriters’ over-allotment option;

•	upon the closing of this offering, the redesignation of our Class A common stock as “common stock” and the conversion of all other outstanding capital stock into shares of our common stock;

•	the issuance of shares of our common stock in connection with our acquisition of the remainder of Rebis; and

•	outstanding warrants to purchase 2,535,184 shares of our common stock which will be automatically exercised upon the closing of this offering. These warrants have a net issuance mechanism which, if exercised on March 31, 2002, would result in a net issuance of 158,116 shares of common stock.

Summary Consolidated Financial Data

(in thousands, except share and per share data)

        The following tables have been derived from, and summarize, our audited consolidated financial statements and should be read together with “Management’s Discussion and Analysis of Financial Condition and Results of Operations” and our Consolidated Financial Statements and other information contained in this prospectus.

	Year Ended December 31,

	1997	1998	1999	2000	2001

Consolidated Statement of Operations Data(1):
Revenues:
Subscriptions	$53,374	$78,177	$90,915	$96,830	$123,642
Perpetual licenses	94,224	80,350	78,450	70,251	61,463
Services	9,173	14,104	12,854	13,143	17,505

Total revenues	156,771	172,631	182,219	180,224	202,610
Cost of revenues:
Cost of subscriptions	22,801	35,952	31,366	29,682	25,476
Cost of perpetual licenses	15,993	20,858	19,403	17,718	13,095
Cost of services	10,990	15,267	12,636	12,207	16,110

Total cost of revenues	49,784	72,077	63,405	59,607	54,681
Gross profit	106,987	100,554	118,814	120,617	147,929
Operating expenses:
Research and development	25,222	32,091	34,008	35,288	40,526
Selling and marketing	61,500	70,412	70,307	69,431	74,686
General and administrative(2)	13,001	13,535	12,778	12,056	16,259
Amortization of acquired intangibles	4,053	2,549	2,475	2,682	6,487

Total operating expenses(3)	103,776	118,587	119,568	119,457	137,958
Income (loss) from operations	3,211	(18,033)	(754)	1,160	9,971
Interest expense, net	(1,282)	(2,834)	(1,870)	(1,461)	(3,462)
Other income (expense), net	(245)	(860)	695	—	188
Arbitration settlements(4)	1,596	—	13,563	—	—

Income (loss) before income taxes	3,280	(21,727)	11,634	(301)	6,697
Provision (benefit) for income taxes	1,082	(7,431)	4,227	859	2,612

Net income (loss)	2,198	(14,296)	7,407	(1,160)	4,085

Deemed dividends on redeemable Series A preferred stock, Senior Class C common stock and Class D common stock(5)	—	696	2,396	2,396	7,014
Cash dividends on redeemable Senior Class C common stock(5)	—	—	—	—	2,315

Net income (loss) applicable to common stockholders	$2,198	$(14,992)	$5,011	$(3,556)	$(5,244)

Net income (loss) per share(6):
Basic and Diluted	$0.10	$(0.66)	$0.22	$(0.15)	$(0.23)

Shares used in computing net income (loss) per share(6):
Basic	21,657,500	22,862,957	22,658,837	22,981,646	23,161,495
Diluted	21,888,435	22,862,957	22,853,796	22,981,646	23,161,495

(1)	Reflects the following acquisitions: (a) on December 26, 2000, we purchased the civil engineering, plot services and raster-conversion software product lines from Intergraph Corporation and (b) on September 18, 2001, we acquired Geopak Corporation. The operating results of these entities have been included in the financial information presented from the respective dates of the acquisitions.

(2)	Includes non-cash based compensation charges of $674 for the year ended December 31, 2001 and $1,032 for the year ended December 31, 1999 relating to the extension of the terms of certain employee stock options.

(3)	Includes incentive compensation for the five Bentley brothers named in the Summary Compensation Table. See “Management — Executive Compensation — Summary Compensation Table.” The annual aggregate amounts paid under this arrangement were $2,460, $675, $1,596, $1,783 and $4,293 for each of the five years ended December 31, 2001. This incentive arrangement will be replaced following this offering with the employment agreements described in “Management — Employment Agreements.”

(4)	Represents net gain on settlements of arbitration. See Note 4 to our Consolidated Financial Statements.

(5)	Reflects cash dividends paid of $1,517 and accrued dividends of $798 on the Senior Class C common stock and deemed dividend for accretion to redemption value on Series A preferred stock, Senior Class C common stock and Class D common stock. Upon the closing of this offering, the Series A preferred stock, Senior Class C common stock and Class D common stock will be automatically converted into common stock and accordingly no deemed dividends will be reflected on the consolidated statements of operations thereafter.

(6)	See Note 1 to our Consolidated Financial Statements.

       The following table provides consolidated balance sheet data:

•	on an actual basis;

•	on a pro forma basis to give effect, upon the closing of this offering, to the redesignation of our Class A common stock as “common stock,” the conversion of all other outstanding capital stock into our common stock and the issuance of shares of our common stock upon the automatic exercise, on a net issuance basis as of March 31, 2002, of certain warrants held by certain of our executive officers and others, as if each had occurred on December 31, 2001; and

•	on a pro forma as adjusted basis to give further effect to the issuance of shares of our common stock for the proposed acquisition of the remainder of Rebis, our sale of shares of our common stock at an assumed initial public offering price of $ per share and the application of the net proceeds as described under “Use of Proceeds,” including the payment of $ million in cash to fund a portion of the proposed acquisition of the remainder of Rebis, as if each had occurred on December 31, 2001.

	December 31, 2001

			Pro Forma
	Actual	Pro Forma	As Adjusted

		(unaudited)	(unaudited)
Consolidated Balance Sheet Data:
Cash and cash equivalents	$12,994
Total current assets	87,747
Total assets	161,738
Current portion of deferred subscriptions revenues	56,485
Short-term borrowings and current maturities of long-term debt	10,131
Total current liabilities	96,893
Long-term debt	14,386
Redeemable convertible securities	41,093
Total stockholders’ equity	274

RISK FACTORS

        Before you invest in our common stock, you should be aware of various risks, including those described below. You should consider carefully these risk factors, together with all of the other information included in this prospectus, before you decide to purchase shares of our common stock.

Risks Related to Our Business and Industry

Our quarterly revenues fluctuate in ways that could adversely impact our operating results and our stock price.

        Our revenues are difficult to predict and fluctuate substantially from quarter to quarter. Our actual revenues in a quarter could fall below expectations, which could lead to a decline in our stock price. Our quarterly revenues may fluctuate and may be difficult to forecast for a variety of reasons, including the following:

•	a higher concentration of sales in the fourth quarter as a result of information technology spending patterns;

•	postponement or cancellation of orders for new perpetual licenses or subscriptions due to changes in general economic conditions or in strategic priorities, project objectives, budget or personnel of our users;

•	variability in user evaluations and the duration of internal approval and expenditure authorizations;

•	changes in the pricing of our products and services or those of our competitors;

•	variability in the mix of our revenues from subscriptions, perpetual licenses and services; and

•	unpredictability in users’ purchasing decisions due to the number, timing and significance of software product enhancements and new software product announcements by us and our competitors.

We cannot ensure that our revenues will grow or that we will maintain profitability.

        We suffered net losses in 2000 and 1998. Growth in our revenues is dependent upon increased levels of spending on information technology by our existing and new users, especially on our discipline-specific applications and collaboration servers, and on overall economic growth. Competition in the marketplace may require us to increase our operating expenses in the future in order to:

•	develop our direct sales force and increase our sales and marketing efforts;

•	broaden our user support and other services offerings; and

•	expand our administrative resources.

        We have also experienced fluctuation in operating results in interim periods in certain geographic regions due to seasonality or regional economic conditions. To the extent that increases in our expenses precede or are not followed by increased revenues, our profitability will suffer. Our revenues must continue to grow and we must manage our expenses appropriately in order for us to maintain our profitability on a quarterly and annual basis.

        Our operating expenses are based in part on our expectations for future revenues and are relatively fixed in the short term. Accordingly, any shortfall in our revenues could have an immediate and significant adverse effect on our operating results and stock price. You should not rely on our past results to predict our future performance.

An erosion of MicroStation’s market acceptance would have an adverse impact on our operating results because our MicroStation platform provides the foundation for the majority of our revenues.

        We derive revenues from our MicroStation platform, discipline-specific applications that run on MicroStation and collaboration servers that are interoperable with our MicroStation platform. In 2001, we derived over half of our revenues from MicroStation perpetual licenses and the Bentley SELECT subscriptions covering MicroStation. We expect that current and future versions of MicroStation and our discipline-specific applications will continue to account for a large portion of our revenues in the foreseeable future. Our future financial performance will depend on the development and future commercial acceptance of our products and on the successful development, introduction and commercial acceptance of future products and upgrades. If our products or any future upgrades do not gain commercial acceptance, or if significant defects are found, demand for our products will decline, resulting in a significant reduction in our revenues.

        MicroStation V8 reads and writes files in its own DGN format, as well as files in the DWG format developed by one of our competitors and which is used by programs and applications written by several of our competitors. Should the DWG file format be revised in such a way that MicroStation is unable to read and write to such files, demand for MicroStation may erode.

Our growth depends on our ability to develop or acquire discipline-specific applications and collaboration servers.

        The market for our MicroStation platform is mature. We cannot assure you that MicroStation will achieve greater penetration in our target industries. As a result, our growth will depend on our ability to develop or acquire discipline-specific applications and collaboration servers and successfully market these additional products in our targeted industries.

We recently changed our distribution model, and we are unsure whether our new model will succeed.

        In 2001, we initiated a strategy to change our distribution model for perpetual licenses from a predominantly resale model to one that emphasizes direct sales. Formerly, we sold perpetual licenses to our channel partners for resale to end users, with the channel partners retaining the difference between the prices they paid to us and the prices they charged to end users. Under our new model, we continue to rely on many of the same channel partners to help us identify and consummate sales to end users and pay a commission on perpetual licenses to these channel partners. Because we have only recently introduced this new distribution model in North America and have not yet implemented it globally, we are unsure whether or to what extent it will succeed. In addition, we have incurred and will continue to incur costs associated with our shift to this new distribution model. If our new distribution model is unsuccessful, we may lose channel partners, users and, consequently, sales and subscriptions.

        We have recently announced another change to our distribution strategy, to take effect beginning in 2003, whereby certain users will be defined as corporate accounts and will be serviced solely by our direct sales force.

        If our channel partners do not agree with any of the changes described above and decide to reduce or eliminate sales of our products or if we fail to identify, hire and retain effective members of our direct sales force, our operating results may be adversely impacted.

We may not be able to complete the acquisition of the remainder of Rebis.

        We expect that the acquisition of the remainder of Rebis will occur simultaneously with or soon after the closing of this offering. The acquisition is subject to certain closing conditions, including that our company shall not have suffered a material adverse effect. Accordingly, there can be no assurance that this pending acquisition will occur. We estimate the total remaining consideration to be $           million, of which 70% will be paid in cash and the remaining 30% will be paid in shares of our common stock, valued at the initial public offering price. If we are unable to close this acquisition, the net proceeds from this offering that would have been used for the Rebis acquisition will be used to fund other possible acquisitions and for general corporate purposes.

We may be unable to identify or complete suitable acquisitions and any acquisitions we do complete may disrupt our business operations, result in future impairment charges or be dilutive to our stockholders.

        As part of our business strategy, we intend to pursue strategic acquisitions. We may be unable to identify suitable acquisitions. If we identify suitable candidates, we cannot assure you that we will be able to finance those acquisitions on commercially acceptable terms. If we acquire a company, we may have difficulty integrating its products, services, technologies or personnel into our operations or its key personnel may decide not to work for us. These difficulties could disrupt our ongoing business, distract our management and workforce, increase our expenses and adversely affect our operating results. We may incur significant debt or issue equity securities to pay for future acquisitions. The issuance of equity securities may be dilutive to our stockholders.

        Our business acquisitions typically result in goodwill and other intangible assets which affects the amount of future period amortization expense. The determination of the value of such intangible assets requires management to make estimates and assumptions that affect our consolidated financial statements. The value of intangible assets may be impaired in the future, resulting in changes to our operating results that could be material.

Because our users are concentrated in five vertical industries, our operating results may be adversely affected by changes in one or more of these industries.

        As a result of our focus on the transportation, manufacturing plants, building, utilities and government sectors, our financial results depend, in significant part, upon economic conditions in these sectors. Demand for our solutions may be reduced by a decline in overall demand for computer software and services or in demand for computer software and services in the vertical industries that we serve. An economic downturn or adverse change in the regulatory environment or business prospects for one or more of the industries we serve, or a change in the levels of government spending, may cause our users to reduce information technology spending. Accordingly, we cannot assure you that we will be able to increase or maintain our revenues from users in the vertical industries on which we currently focus our resources.

Because the majority of our revenues is derived from providing Bentley SELECT to subscribers for a subscription fee, the cancellation of these subscriptions would adversely impact our business.

        For the year ended December 31, 2001, we generated more than 60% of our total revenues through our subscriptions. We have expended significant financial and personnel resources on the assumption that our subscribers will not terminate these subscriptions. However, if users terminate their subscriptions due to market conditions, changing perceptions of the quality of our products or services or other factors, our revenues will significantly decrease and our business will suffer.

We may be unable to retain or attract users if we do not develop new products or enhance our current products in response to technological changes and market demand.

        Rapid technological change as well as changes in user requirements are characteristic of the software industry. New platforms and technologies are expected to be developed in the industries we serve. We are devoting significant resources to the development of new technologies, requiring a considerable investment of technical and financial resources. These investments may not generate sufficient revenues to offset their costs or generate expected returns. We will not compete effectively if we fail to:

•	maintain and enhance our technological capabilities to correspond to emerging environments and standards;

•	develop and market products and services that meet changing user needs; or

•	anticipate or respond to technological changes on a cost-effective and timely basis.

        In addition, a decline in the demand for information technology among our current and prospective users will result in decreased revenues or slower growth because our sales depend, in part, on our users’ demand for new or additional information technology systems and services. We must develop additional discipline-specific applications that satisfy the changing, specialized requirements of current and prospective users in our target industries. To the extent we determine that new technologies are required to remain competitive, the development, acquisition and implementation of such technologies may require us to make significant investments. We may not be able to fund these investments and these investments in new technologies may not result in commercially viable products, which would result in a loss of revenues and adversely affect our business and our operating results.

Our international operations expose us to risks related to government regulation, intellectual property rights, collectibility of payments, exchange rate fluctuations and other risks, any of which could adversely impact our operating results.

        We anticipate that international operations will continue to account for the same or an increasing portion of our revenues. Our revenues from sales outside North America constituted approximately 47% and 48% of our total revenues in 2000 and 2001, respectively. Risks inherent in our international operations include the following:

•	unexpected changes in or differing regulatory practices and tariffs and trade barriers;

•	difficulties in staffing and managing foreign operations;

•	longer collection cycles for accounts receivable;

•	increased cost and development time required to modify and translate our products for local markets;

•	failure to identify suitable channel partners, systems integrators or other third-party vendors;

•	differing foreign technical standards;

•	regulatory, social, political, labor or economic conditions in a specific country or region;

•	operating costs in many countries that are higher than in the United States;

•	laws, policies and other regulatory requirements affecting trade and investment including loss or modification of exemptions for taxes and tariffs and import and export license requirements;

•	exposure to different legal standards or risks;

•	greater difficulty in protecting our intellectual property rights; and

•	the impact of fluctuating exchange rates between the U.S. dollar and foreign currencies in markets where we do business.

We face competition from a number of software companies that have advantages due to their larger user base, greater name recognition, long operating and product development histories, greater international presence and substantially greater financial, technical and marketing resources.

        The market for our software solutions has been and continues to be intensely competitive. Our competitors vary in size and in the scope of the products and services they offer. They include well established companies that have larger installed user bases. We encounter competition from a number of sources, including:

•	technology companies providing content creation, management and publishing in transportation, manufacturing plants, building, utilities and government;

•	vendors of factory planning solutions, including mechanical computer aided design;

•	vendors of product lifecycle management solutions;

•	generalized content management, document management and publishing vendors;

•	horizontal, collaborative enterprise software vendors;

•	systems integrators, who may advocate for alternative approaches or competitive solutions; and

•	“in house” information technology departments or local technology providers that may develop technology that provides some or all of the functionality of our products and services.

        We expect to experience additional competition from companies that may consolidate complementary products and technologies or existing vendors who may enter any of the vertical industries we serve. Some competitors have become more aggressive with their pricing, payment terms or issuance of contractual implementation terms or guarantees. We may be unable to continue to compete successfully with new and existing competitors without lowering prices or offering other favorable terms. We expect the competitive environment to persist and intensify, which could negatively impact our operating results and market share.

If we fail to adequately protect our intellectual property rights, if we are subject to intellectual property infringement claims of third parties or if we are unable to continue to license important third-party software, our business will be harmed.

        We rely on a combination of contract, patent, copyright, trademark and trade secret laws and other measures to protect our intellectual property rights. The protective measures we have taken may not deter misappropriation of our intellectual property and proprietary information. A third party could obtain our proprietary information or may independently develop technologies that are less expensive or more effective than our technology. We may be unable to detect the unauthorized use of, or take appropriate steps to enforce, our intellectual property rights. In addition, the laws of some countries in which our software products are, or may be, licensed do not protect our software products and intellectual property rights to the same extent as the laws of the United States. Enforcing our rights could be costly.

        We may be subject to adverse claims or litigation alleging infringement by us of the intellectual property rights of others. As the number and functionality of our products increases, we become increasingly subject to the risk of infringement claims. If infringement claims are brought against us, our defense against these claims could distract management and we may have to expend significant funds and resources to defend or settle such claims. If we are found to infringe the intellectual property rights of others, we could be forced to pay significant license fees, royalties or damages for infringement.

        As part of our standard license agreements, we agree to indemnify our users for some types of infringement claims under the laws of the United States and some foreign jurisdictions. If a claim against us were successful, we may be required to incur significant expense and pay substantial damages as we are unable to insure against this risk. Even if we were to prevail, the accompanying publicity could adversely impact the demand for our software. Provisions attempting to limit our liability in our standard agreements may be invalidated by unfavorable judicial decisions or by federal, state, local or foreign laws or ordinances.

        We integrate third-party software into certain of our products, including MicroStation. We may not be able to renew our third-party licenses or develop or purchase alternative technology. Even if licenses for third-party software are available to us, they may not be available on commercially viable terms. If we cannot maintain licenses for important third-party software or develop or license similar technology on a timely or commercially viable basis, our business, financial condition and operating results could be harmed.

If we are unable to retain Greg Bentley, Keith Bentley, Barry Bentley and other key personnel, our business will be adversely affected.

        We are highly dependent on certain members of our management, including our Chief Executive Officer, Greg Bentley, and our Co-Chief Technology Officers, Keith Bentley and Barry Bentley. Greg,

Keith and Barry Bentley will be bound by employment agreements only for a limited duration. If any of our key personnel become unable or unwilling to continue in their present positions, our business and financial results could be adversely affected.

If we are unable to attract, train and retain qualified personnel, specifically software engineers, sales and marketing personnel, professional services personnel and managerial personnel, we will be unable to develop, sell and service new products and increase our revenues.

        If we are unable to attract, train and retain highly-skilled technical, sales and marketing, professional services and managerial personnel, we may be unable to compete effectively. Competition for personnel in the software industry is intense and, at times, we have had difficulty hiring qualified candidates within desired geographic locations, including near our headquarters in Exton, Pennsylvania, or with certain industry-specific expertise. Uncertainty created by turnover of key employees or the inability to attract, train or retain enough qualified personnel to support our growth could adversely affect our business and operating results.

The New York Stock Exchange could delist us if we are unable to appoint one additional director who meets the NYSE’s independence requirements within 12 months following this offering.

        The rules of the New York Stock Exchange require that we have an audit committee composed of three independent directors. A director is considered “independent” under these rules if, among other things, he or she is not one of our employees and has no other relationship that may interfere with the exercise of the director’s independence from management and our company. Two of our directors currently meet these requirements. If we are unable to appoint a third director within 12 months following this offering, our listing on the New York Stock Exchange could be jeopardized. Delisting could affect your ability to sell your shares and cause a decline in the market price of your shares.

Terrorist attacks or threats or acts of war may negatively impact our business, financial condition and operating results.

        Our business is affected by general economic conditions and fluctuations in consumer confidence and spending, as well as government and industry spending, which can decline as a result of numerous factors outside of our control, such as terrorist attacks and acts of war. Recent terrorist attacks in the United States, as well as events occurring in response to or in connection with them, including future terrorist attacks against United States targets and targets in other countries in which we do business, rumors or threats of war, actual conflicts involving the United States, its allies or other countries in which we do business, or military or trade disruptions impacting our users, may adversely impact our operations. As a result, there could be decreased sales of our products and services, increased costs from added security measures and extensions of time for payment of accounts receivable from our users. Any or a combination of these occurrences could have a material adverse effect on our business, financial condition and operating results.

Risks Related to This Offering

We have allocated approximately           % of the net proceeds of this offering to fund a portion of the Rebis acquisition and repay certain indebtedness and management may spend or invest the remaining net proceeds of this offering in ways with which you may not agree.

        We intend to use the net proceeds of this offering to fund a portion of our acquisition of Rebis, repay certain indebtedness and for general corporate purposes, including capital expenditures and possible acquisitions and investments. We have broad discretion to determine the allocation of our net proceeds from this offering that will be used for general corporate purposes. You will not have an opportunity to evaluate the economic, financial or other information on which we base our decisions on how to use these net proceeds. Our management’s failure to use these funds effectively could have a material adverse effect on our financial position and operating results.

Our use of Arthur Andersen as our independent auditors may adversely affect this offering and our business.

        On March 14, 2002, Arthur Andersen LLP was indicted on federal obstruction of justice charges arising from the government’s investigation of Enron Corporation. Andersen has publicly stated that it intends to contest vigorously the indictment. This prospectus includes our consolidated financial statements, financial statements of Geopak Corporation and consolidated financial statements of Rebis, each audited by Andersen. The Securities and Exchange Commission has said that it will continue accepting financial statements audited by Andersen and interim financial statements reviewed by it, so long as Andersen is able to make certain representations to its clients. Our access to the capital markets and our ability to make timely SEC filings could be impaired if the SEC ceases accepting financial statements audited by Andersen, if Andersen becomes unable to make necessary representations to us or if for any reason, including the loss of key members of our audit team from Andersen, Andersen is unable to perform required audit services for us in a timely manner. In such a case, we would promptly seek to engage new independent auditors, but such actions could disrupt our operations and affect the price and liquidity of our common stock.

A large number of shares may be sold in the market following this offering, which may cause our common stock price to significantly decline.

        Sales of a substantial number of shares of our common stock in the public market by our stockholders after this offering, or the perception that these sales are likely to occur, could cause the market price of our common stock to decline and could impair our ability to raise capital through the sale of additional equity securities. Based on shares outstanding as of March 31, 2002, upon completion of this offering we will have outstanding            million shares of common stock, assuming that the underwriters do not exercise their over-allotment option. Of these            million shares,            million — including the shares sold in this offering — will be freely tradable, without restriction, in the public market immediately after the offering is completed. After the lockup agreements pertaining to this offering expire 180 days from the date of this prospectus, an additional            million shares will be eligible for sale in the public market. In addition, if all outstanding and vested options and warrants were fully exercised,            shares would be available for sale 90 days from the date of this prospectus and an additional            shares would be available 180 days from the date of this prospectus.

An active public market for our common stock may not develop, which would impede your ability to sell your shares and could cause our common stock price to decline.

        Before this offering, no public market existed for our common stock. If you purchase shares of common stock in this offering, you will pay a per share price that was not established in a public trading market. Rather, you will pay the per share price that we negotiated with the representatives of the underwriters. An active public market for our common stock may not develop or be sustained after this offering, which would affect your ability to sell your shares and would cause a decline in the market price of your shares. The market price of your shares may fall below the initial public offering price.

Our executive officers and directors and their affiliates will own           % of our outstanding common stock after this offering which may significantly lessen the impact of your voting rights.

        We anticipate that our executive officers and directors, together with their affiliates, will beneficially own an aggregate of approximately           % of our outstanding common stock following the completion of this offering. These stockholders may be able to exercise substantial influence over our actions that require stockholder approval, including electing directors and approving significant corporate transactions. In addition, three of the Bentley brothers, Greg, Keith and Barry Bentley, currently represent a majority of the board of directors and will continue to represent a majority immediately following this offering. This concentration of ownership might also have the effect of delaying or preventing a change of control of our company, which could cause our stock price to decline. We cannot assure you that these stockholders will vote their shares in a manner that is consistent with your preferences.

Anti-takeover provisions in our certificate of incorporation and by-laws could discourage or prevent an acquisition of our company and could affect the price of our common stock.

        Provisions of the amended and restated certificate of incorporation and amended and restated by-laws that we intend to adopt before the closing of this offering may inhibit changes of control that are not approved by our board of directors. These include a classified board of directors with staggered, three-year terms, board ability to designate and issue our authorized but undesignated preferred stock, a prohibition on stockholder actions by written consent, a prohibition on stockholder ability to call special meetings and advance notice for nominations of directors and stockholders’ proposals. In addition, as a Delaware corporation, we will be subject to Section 203 of the Delaware General Corporation Law which, in general, prevents an interested stockholder, defined generally as a person owning 15% or more of the corporation’s outstanding voting stock, from engaging in a business combination, as defined, for three years following the date that person became an interested stockholder unless specified conditions are satisfied.

        Our certificate of incorporation and by-law provisions and Delaware law could diminish the opportunities for a stockholder to participate in tender offers, including tender offers at prices above the then current fair market value of our common stock, that could result from takeover attempts. In addition, our certificate of incorporation will allow our board of directors to issue, without further stockholder approval, preferred stock that could have the effect of delaying, deferring or preventing a change in control. The issuance of preferred stock also could adversely affect the voting power of the holders of our common stock, including the loss of voting control to others. The provisions of our certificate of incorporation and by-laws, as well as provisions of Delaware law, may have the effect of discouraging or preventing an acquisition of our business. These provisions could limit the price that investors might be willing to pay in the future for shares of our common stock.

The stockholder rights plan we intend to adopt will also have anti-takeover effects.

        The stockholder rights plan that we expect to adopt is designed to protect our stockholders in the event of unsolicited offers to acquire us and other coercive takeover tactics that, in the opinion of our board of directors, could impair its ability to adequately represent stockholder interests. The provisions of the stockholder rights plan may render an unsolicited takeover more difficult or less likely to occur or might prevent such a takeover, even though such a takeover may offer our stockholders the opportunity to sell their stock at a price above the prevailing market price and may be favored by a majority of our stockholders.

As a new investor, you will experience immediate dilution of           % in the book value of your common stock and will experience additional dilution as outstanding options and warrants are exercised.

        The per share net tangible book value of common stock you purchase in this offering will be less than the initial public offering per share price you paid for such common stock. Accordingly, if you purchase common stock in this offering at an initial public offering price of $          per share, you will incur immediate and substantial dilution of $          per share, which equals the difference between your purchase price per share and the net tangible book value per share. Prior investors paid lower per share prices than the initial public offering price. In addition, we have issued a significant number of options and warrants to purchase common stock at prices significantly below the initial public offering price. As of March 31, 2002 and giving effect to this offering, we had outstanding options to purchase 3,957,946 shares of common stock at a weighted average exercise price of $5.75 per share and outstanding warrants to purchase up to 988,290 shares of common stock at an exercise price of $10.17 per share. To the extent these outstanding options and warrants are exercised, there will be further dilution to our investors.

        In addition, the board of directors will adopt two new stock option plans that will become effective on or before the closing of this offering. Issuance of common stock upon the exercise of options issued under these new plans will have the effect of further diluting our investors.

FORWARD-LOOKING STATEMENTS

        This prospectus contains forward-looking statements within the meaning of the federal securities laws that relate to future events or our future financial performance and that are based on our current expectations, estimates and projections. In some cases, you can identify forward-looking statements by terminology, such as “may,” “will,” “should,” “could,” “expect,” “plan,” “anticipate,” “believe,” “estimate,” “predict,” “intend,” “potential” or “continue” or the negative of such terms or other comparable terminology, although not all forward-looking statements contain such terms. In addition, these forward-looking statements include, but are not limited to, statements regarding:

•	implementing our business strategy;

•	impact of changes in our distribution model;

•	marketing and commercializing our products and services under development;

•	plans for future products and services and for enhancements of existing products and services;

•	our intellectual property;

•	our estimates of future revenues and profitability;

•	our expectations regarding future expenses, including research and development, sales and marketing and general and administrative expenses;

•	our use of the net proceeds from this offering;

•	our estimates regarding our capital requirements and our needs for additional financing;

•	attracting and retaining users and employees;

•	rapid technological changes in our industry and relevant markets;

•	sources of revenues and anticipated revenues;

•	our sensitivity to changes in foreign exchange rates and interest rates;

•	impact of changes in accounting standards;

•	plans for future acquisitions and for the integration of recent acquisitions; and

•	competition in our market.

        These statements are only predictions and involve risks, uncertainties and assumptions that are difficult to predict. Although we believe that the expectations reflected in these forward-looking statements are reasonable, we cannot guarantee future results, levels of activity, performance or achievements. We are not required to and do not intend to update any of the forward-looking statements after the date of this prospectus or to conform these statements to actual results. In light of these risks, uncertainties and assumptions, the forward-looking events discussed in this prospectus might not occur. Actual results, levels of activity, performance, achievements and events may vary significantly from those implied by the forward-looking statements. A description of risks that could cause our results to vary appears under “Risk Factors” and elsewhere in this prospectus.

        In this prospectus, we refer to information regarding our potential markets and other industry data. We believe that we have obtained this information from reliable sources that customarily are relied upon by companies in our industry, but we have not independently verified any of this information.

USE OF PROCEEDS

        We estimate that we will receive net proceeds of approximately $           million from the sale of shares of our common stock in this offering. If the underwriters exercise their over-allotment option in full, we estimate that we will receive total net proceeds of approximately $           million. These net proceeds are based upon an assumed initial public offering price of $          per share and are calculated after deducting the estimated underwriting discounts and commissions and estimated offering expenses payable by us. We will not receive any of the proceeds from the sale of shares by the selling stockholder.

        We intend to use:

•	an estimated $ million of the net proceeds to fund a portion of the proposed acquisition of the remainder of Rebis, a leading developer of discipline-specific applications for the manufacturing plants industry, in a transaction more fully described in “Management’s Discussion and Analysis of Financial Condition and Results of Operations — Acquisitions — Rebis”;

•	approximately $15.2 million of the net proceeds to repay a promissory note issued in connection with our acquisition of certain product lines from Intergraph Corporation on December 26, 2000. The note bears interest at an annual rate of 9.5% and has a maturity date of December 1, 2003; and

•	the remaining net proceeds from this offering for general corporate purposes, including working capital, capital expenditures and possible acquisitions. We currently have no agreements with respect to material acquisitions other than the Rebis acquisition.

        The amount and timing of our uses of the net proceeds from this offering may vary significantly depending upon a number of factors, including our revenue growth, asset growth, cash flow and acquisition activities. Pending our use of the net proceeds of this offering, we intend to invest the net proceeds from this offering in interest-bearing, investment-grade securities.

DIVIDEND POLICY

        We have not paid any cash dividends on our Class A common stock for the last five years and have never paid cash dividends on our Class B common stock or Class D common stock. We pay quarterly dividends on our Senior Class C common stock. In 2001, we paid approximately $1.5 million in dividends on the Senior Class C common stock. In addition, we had accrued but unpaid dividends as of December 31, 2001 of approximately $0.8 million, which have since been paid.

        Upon the closing of this offering, our Class A common stock will be redesignated “common stock” and our outstanding shares of Class B common stock, Senior Class C common stock, Class D common stock and Series A preferred stock will be converted into shares of our common stock.

        We do not anticipate paying cash dividends on our common stock after this offering. Our policy is to retain cash for our operations and the expansion of our business. Our senior secured credit facility contains covenants limiting our ability to pay cash dividends under certain circumstances.

CAPITALIZATION

        The following table summarizes our capitalization as of December 31, 2001:

•	on an actual basis;

•	on a pro forma basis to give effect, upon the closing of this offering, to the redesignation of our Class A common stock as “common stock,” the conversion of all other outstanding capital stock into our common stock and the issuance of shares of our common stock upon the automatic exercise, on a net issuance basis as of March 31, 2002, of certain warrants held by certain of our executive officers and others, as if each had occurred on December 31, 2001; and

•	on a pro forma as adjusted basis to give further effect to the issuance of shares of our common stock for the proposed acquisition of the remainder of Rebis, our sale of shares of our common stock at an assumed initial public offering price of $ per share and the application of the net proceeds as described under “Use of Proceeds,” including the payment of $ million in cash to fund a portion of the proposed acquisition of the remainder of Rebis, as if each had occurred on December 31, 2001.

        You should read this table together with “Selected Consolidated Financial Data,” “Management’s Discussion and Analysis of Financial Condition and Results of Operations” and our Consolidated Financial Statements and related notes included elsewhere in this prospectus.

	December 31, 2001

			Pro Forma
	Actual	Pro Forma	As Adjusted

	(in thousands, except share data)
		(unaudited)	(unaudited)
Short-term borrowings and current maturities of long-term debt	$10,131	$	$
Long-term debt	14,386

Total short-term borrowings and long-term debt	24,517
Redeemable convertible securities:
Redeemable convertible Series A preferred stock	24,753
Redeemable convertible Senior Class C common stock	8,690
Redeemable convertible Class D common stock	5,910
Redeemable common stock warrants	1,740

Total redeemable convertible securities	41,093
Stockholders’ equity:
Preferred stock, par value $0.01, 1,552,450 shares authorized, issued and outstanding, actual (see Redeemable convertible Series A preferred stock above); 10,000,000 shares authorized, no shares issued and outstanding, pro forma and pro forma as adjusted	—
Class A and Class B common stock, par value $0.01, 90,000,000 shares authorized, 24,959,724 shares issued and 22,927,974 shares outstanding, actual; Common Stock, par value $0.01, 100,000,000 shares authorized, pro forma and pro forma as adjusted; shares issued and shares outstanding, pro forma; shares issued and shares outstanding, pro forma as adjusted	250
Additional paid-in capital	18,250
Notes receivable from stockholders	(6,241)
Other comprehensive loss	(7,632)
Retained earnings	6,254
Treasury stock — 2,031,750 shares at cost	(10,607)

Total stockholders’ equity	274

Total capitalization	$65,884	$	$

        The table excludes, as of December 31, 2001:

•	3,960,146 shares of common stock issuable upon exercise of options outstanding at a weighted average exercise price of $5.75 per share on an actual basis and shares of common stock issuable upon exercise of options outstanding to be assumed in connection with the proposed acquisition of the remainder of Rebis at a weighted average exercise price of $ per share on a pro forma as adjusted basis;

•	3,523,474 shares of common stock issuable upon exercise of warrants outstanding on an actual basis and 988,290 shares of common stock issuable upon exercise of warrants outstanding at an exercise price of $10.17 per share on a pro forma and pro forma as adjusted basis; and

•	2,100,000 additional shares of common stock that will be available for future issuance under our stock option plans.

DILUTION

Pro Forma Net Tangible Book Value

        The pro forma net tangible book value of our common stock was approximately $           million, or approximately $          per share, as of December 31, 2001. Pro forma net tangible book value per share represents the amount of our total tangible assets less total liabilities divided by the number of shares of common stock outstanding. We calculated pro forma net tangible book value assuming each of the following occurred on December 31, 2001:

•	the redesignation of our Class A common stock as “common stock” and the conversion of all other outstanding capital stock into our common stock;

•	the sale of the common stock offered hereby;

•	the issuance of shares of our common stock in connection with the proposed acquisition of the remainder of Rebis and the associated intangibles acquired in connection with this acquisition; and

•	the issuance, upon closing of this offering, of shares of our common stock upon the automatic exercise, on a net issuance basis as of March 31, 2002, of certain warrants held by certain of our executive officers and others.

Dilution After This Offering

        Dilution in net tangible book value per share represents the difference between the amount per share paid by purchasers of our common stock in this offering and the net tangible book value per share of our common stock immediately after this offering.

        Assuming our sale of                      shares of common stock offered by this prospectus at an assumed initial public offering price of $          per share and after deducting the estimated underwriting discounts and commissions and estimated offering expenses, our pro forma net tangible book value as of December 31, 2001 would have been approximately $           million or $          per share. This represents an immediate increase in net tangible book value of $          per share to the existing stockholders and an immediate dilution of $          per share to new investors purchasing common stock in this offering.

The table below illustrates this dilution:

Initial public offering price per share		$
Pro forma net tangible book value per share	$
Increase per share attributable to new investors

Pro forma net tangible book value per share after offering

Pro forma dilution per share to new investors		$

Differences Between New and Existing Stockholders in Number of Shares and Amount Paid

        The table below summarizes, on a pro forma basis, as of December 31, 2001, the differences between the number of shares of common stock purchased from us, the total consideration paid and the average price per share paid by existing stockholders and by the new investors purchasing shares in this offering. We assumed an initial public offering price of $          per share and we have not deducted the estimated underwriting discounts and commissions and estimated offering expenses in our calculations.

	Shares Purchased		Total Consideration
Average Price
	Number	Percent	Amount	Percent	Per Share

Existing stockholders		%	$	%	$
New investors					$

Total		100.0%		$100.0%

        If the underwriters exercise the over-allotment option in full:

•	the number of shares of common stock held by existing stockholders will decrease to approximately % of the total number of shares of our outstanding common stock; and

•	the number of shares held by new investors will increase to , or approximately % of the total number of shares of our common stock outstanding after completion of this offering.

        The foregoing excludes as of December 31, 2001:

•	3,960,146 shares of common stock issuable upon exercise of options outstanding at a weighted average exercise price of $5.75 per share on an actual basis and shares of common stock issuable upon exercise of options outstanding to be assumed in connection with the proposed acquisition of the remainder of Rebis, at a weighted average exercise price of $ per share, on a pro forma as adjusted basis;

•	988,290 shares of common stock issuable upon exercise of warrants outstanding at an exercise price of $10.17 per share, on a pro forma basis; and

•	2,100,000 additional shares of common stock that will be available for future issuance under our stock option plans.

        The exercise of options or warrants outstanding that have an exercise price less than the initial public offering price will increase dilution to new investors.

SELECTED CONSOLIDATED FINANCIAL DATA

(in thousands, except share and per share data)

        The following tables have been derived from, and summarize, our audited consolidated financial statements and should be read together with “Management’s Discussion and Analysis of Financial Condition and Results of Operations” and our Consolidated Financial Statements and other information contained in this prospectus.

	Year Ended December 31,

	1997	1998	1999	2000	2001

Consolidated Statement of Operations Data(1):
Revenues:
Subscriptions	$53,374	$78,177	$90,915	$96,830	$123,642
Perpetual licenses	94,224	80,350	78,450	70,251	61,463
Services	9,173	14,104	12,854	13,143	17,505

Total revenues	156,771	172,631	182,219	180,224	202,610
Cost of revenues:
Cost of subscriptions	22,801	35,952	31,366	29,682	25,476
Cost of perpetual licenses	15,993	20,858	19,403	17,718	13,095
Cost of services	10,990	15,267	12,636	12,207	16,110

Total cost of revenues	49,784	72,077	63,405	59,607	54,681
Gross profit	106,987	100,554	118,814	120,617	147,929
Operating expenses:
Research and development	25,222	32,091	34,008	35,288	40,526
Selling and marketing	61,500	70,412	70,307	69,431	74,686
General and administrative(2)	13,001	13,535	12,778	12,056	16,259
Amortization of acquired intangibles	4,053	2,549	2,475	2,682	6,487

Total operating expenses(3)	103,776	118,587	119,568	119,457	137,958
Income (loss) from operations	3,211	(18,033)	(754)	1,160	9,971
Interest expense, net	(1,282)	(2,834)	(1,870)	(1,461)	(3,462)
Other income (expense), net	(245)	(860)	695	—	188
Arbitration settlements(4)	1,596	—	13,563	—	—

Income (loss) before income taxes	3,280	(21,727)	11,634	(301)	6,697
Provision (benefit) for income taxes	1,082	(7,431)	4,227	859	2,612

Net income (loss)	2,198	(14,296)	7,407	(1,160)	4,085

Deemed dividends on redeemable Series A preferred stock, Senior Class C common stock and Class D common stock(5)	—	696	2,396	2,396	7,014
Cash dividends on redeemable Senior Class C common stock(5)	—	—	—	—	2,315

Net income (loss) applicable to common stockholders	$2,198	$(14,992)	$5,011	$(3,556)	$(5,244)

Net income (loss) per share(6):
Basic and Diluted	$0.10	$(0.66)	$0.22	$(0.15)	$(0.23)

Shares used in computing net income (loss) per share(6):
Basic	21,657,500	22,862,957	22,658,837	22,981,646	23,161,495
Diluted	21,888,435	22,862,957	22,853,796	22,981,646	23,161,495

(1)	Reflects the following acquisitions: (a) on December 26, 2000, we purchased the civil engineering, plot services and raster-conversion software product lines from Intergraph Corporation and (b) on September 18, 2001, we acquired Geopak Corporation. The operating results of these entities have been included in the financial information presented from the respective dates of the acquisitions.

(2)	Includes non-cash based compensation charges of $674 for the year ended December 31, 2001 and $1,032 for the year ended December 31, 1999 relating to the extension of the terms of certain employee stock options.

(3)	Includes incentive compensation for the five Bentley brothers named in the Summary Compensation Table. See “Management — Executive Compensation — Summary Compensation Table.” The annual aggregate amounts paid under this arrangement were $2,460, $675, $1,596, $1,783 and $4,293 for each of the five years ended December 31, 2001. This incentive arrangement will be replaced following this offering with the employment agreements described in “Management — Employment Agreements.”

(4)	Represents net gain on settlements of arbitration. See Note 4 to our Consolidated Financial Statements.

(5)	Reflects cash dividends paid of $1,517 and accrued dividends of $798 on the Senior Class C common stock and deemed dividend for the accretion to redemption value on Series A preferred stock, Senior Class C common stock and Class D common stock. Upon completion of this offering, the Series A preferred stock, Senior Class C common stock and Class D common stock will be automatically converted into common stock and accordingly no deemed dividends will be reflected on the consolidated statements of operations thereafter.

(6)	See Note 1 to our Consolidated Financial Statements.

       The following table provides selected consolidated balance sheet data:

•	on an actual basis;

•	on a pro forma basis to give effect, upon the closing of this offering, to the redesignation of our Class A common stock as “common stock,” the conversion of all other outstanding capital stock into our common stock and the issuance of shares of our common stock upon the automatic exercise, on a net issuance basis as of March 31, 2002, of certain warrants held by certain of our executive officers and others, as if each had occurred on December 31, 2001; and

•	on a pro forma as adjusted basis to give further effect to the issuance of shares of our common stock for the proposed acquisition of the remainder of Rebis, our sale of shares of our common stock at an assumed initial public offering price of $ per share and the application of the net proceeds as described under “Use of Proceeds,” including the payment of $ million in cash to fund a portion of the proposed acquisition of the remainder of Rebis, as if each had occurred on December 31, 2001.

	December 31,

							Pro Forma
	1997	1998	1999	2000	2001	Pro Forma	As Adjusted

						(unaudited)	(unaudited)

	(in thousands)
Consolidated Balance Sheet Data:
Cash and cash equivalents	$4,893	$6,985	$8,440	$6,437	$12,994
Total current assets	62,986	93,259	83,878	83,494	87,747
Total assets	95,950	129,258	113,908	140,470	161,738
Current portion of deferred subscriptions revenues	18,566	29,161	40,117	42,946	56,485
Short-term borrowings and current maturities of long-term debt	14,718	24,781	17,021	22,707	10,131
Total current liabilities	60,754	86,370	78,919	93,406	96,893
Long-term debt	8,849	13,221	9,650	13,560	14,386
Redeemable convertible securities	—	14,506	16,902	23,612	41,093
Total stockholders’ equity	25,541	13,515	2,516	3,696	274

MANAGEMENT’S DISCUSSION AND ANALYSIS OF

FINANCIAL CONDITION AND RESULTS OF OPERATIONS

        The following should be read with our Consolidated Financial Statements and the Notes to those statements and other financial information appearing elsewhere in this prospectus. The discussion in this prospectus contains forward-looking statements that involve risks and uncertainties, such as statements of our plans, objectives, expectations and intentions. The cautionary statements made in this prospectus should be read as applying to all related forward-looking statements wherever they appear in this prospectus. Our actual results could differ materially from those discussed here. Factors that could cause or contribute to these differences include those discussed in “Risk Factors,” as well as those discussed elsewhere in this prospectus.

Overview

        We are a global provider of collaborative software solutions that enable our users to create, manage and publish architectural, engineering and construction (AEC) content. Our software solutions enable our users to design, engineer, build and operate large constructed assets such as roadways, bridges, buildings, industrial and power plants and utility networks. We focus on five vertical industries that deploy such assets: transportation, manufacturing plants, building, utilities and government. In addition, we provide professional services for our software solutions, including implementation, integration, customization and training.

        Revenues. We generate revenues from subscriptions, perpetual licenses and services. Our subscriptions revenues consist of annual recurring fees that our users pay for Bentley SELECT. Coverage under Bentley SELECT includes the right to use our products on a concurrent license basis and access to maintenance and technical support, product updates, upgrades and enhancements. Subscriptions revenues include Bentley SELECT coverage for separately sold perpetual licenses. Subscriptions revenues also include annual and monthly term licenses under the Bentley SELECT subscription program. We began offering term licenses with the introduction of our Geopak software product lines in 1996. In April 2002, we expanded our subscription program to include annual and monthly term licenses for additional Bentley software solutions and a comprehensive enterprise subscription program for our largest users. We actively market the benefits of our Bentley SELECT subscription program and expect to continue deriving a larger percentage of total revenues from our recurring subscription base in future periods. As a percentage of total revenues, subscriptions revenues were 49.9%, 53.7% and 61.0% in 1999, 2000 and 2001, respectively.

        We recognize revenues from subscriptions ratably over the duration of the contract. The duration of the initial Bentley SELECT subscription contract is typically two years and we also offer licenses for monthly or annual terms. These contracts automatically renew for successive terms, unless terminated. Billings in advance of providing these services are recorded as deferred subscriptions revenues. We recognize revenues from perpetual licenses when persuasive evidence of an agreement exists, delivery has occurred, the fee is fixed or determinable, collectibility is considered probable and there are no remaining obligations. Our professional services consist of implementation, integration, customization and training. We recognize revenues for these services as they are performed.

        Cost of Revenues. Cost of subscriptions revenues includes our internal salaries and related costs associated with servicing Bentley SELECT subscribers, as well as channel partner compensation for providing sales coverage and support to our Bentley SELECT subscribers. Cost of perpetual licenses includes channel partner compensation, royalties to certain technology providers, amortization of software translation costs, user manuals, the costs of diskettes and packaging materials and shipping and handling costs. Cost of services includes salaries for internal and third party personnel and related overhead costs for providing implementation, integration, customization and training services to our users.

        Operating Expenses. Our operating expenses include research and development, selling and marketing and general and administrative expenses. Research and development expenses consist primarily of salaries and benefits for software development engineers, third party development fees, costs of computer equipment used in software development and facilities costs. Selling expenses consist primarily of salaries and sales commissions paid to our sales employees, travel expenses and facilities costs. Marketing expenses include funding for major events and trade shows, user and channel partner promotional activities, development and distribution of product literature and demonstration materials, publishing activities and advertising. General and administrative expenses consist primarily of employee and other costs associated with information systems, finance, human resources, legal and other administrative operations.

        Historically, the incentive compensation of the five Bentley brothers named in the Summary Compensation Table was computed generally based on 20% of operating cash earnings each quarter. See “Management — Executive Compensation — Summary Compensation Table.” The aggregate annual amounts paid under this arrangement were $2.5 million, $0.7 million, $1.6 million, $1.8 million and $4.3 million for each of the five years ended December 31, 2001. This incentive arrangement will be replaced following this offering with the employment agreements described in “Management — Employment Agreements.”

        We generated approximately 36% of our total revenues in 2001 from Europe, the Middle East and Africa, 9% from Asia/Pacific and 3% from Latin and South America. North America includes Canada and the United States and Latin and South America includes Mexico. Because we generate revenues and incur expenses in currencies other than the U.S. dollar, changes in exchange rates will affect our revenues and operating performance. We believe we have a natural hedge against currency fluctuations because we generate revenues and incur costs and expenses in local currencies. Accordingly, we do not employ other mechanisms to manage our exposure to foreign currency risk.

Impact of Change in Distribution Model

        In 2001, we initiated a strategy to change our distribution model for perpetual licenses from a predominantly resale model to one that emphasizes direct sales. Under our new model, we sell and deliver perpetual licenses directly to our users and the channel partner assigned to the account earns a commission. The new distribution model took effect in North America in November 2001 and will be phased in globally during 2002. Under the new model, our recognized revenues from the sale of each perpetual license are expected to be higher, reflecting the end user mark-up. Our cost of revenues will also increase by an approximately equal amount reflecting the commission paid to our channel partners. We anticipate that this change will not materially affect our gross profit, but that our gross margin percentage from perpetual licenses will decline.

        In anticipation of this change in our distribution model, we actively sought to reduce the volume of products carried by our channel partners in their inventories. These efforts resulted in a reduction in channel partner inventories from approximately $13.3 million as of December 31, 2000 to approximately $1.5 million as of December 31, 2001. The reduction in channel partner inventories during 2001 represents products purchased by our end users from our channel partners in excess of the $61.5 million in perpetual licenses revenues that we recognized in 2001.

Acquisitions

        Rebis. On January 25, 2002, we purchased for $5.0 million in cash a 12.5% interest in, and an option to acquire the remainder of, Rebis, a leading developer of discipline-specific applications for the manufacturing plants industry. It is our current intention to exercise this option. Based upon a formula set forth in the option, we estimate the total consideration to be $                    million, of which 70% will be paid in cash and the remaining 30% will be paid in shares of our common stock, valued at the initial public offering price. The closing of this acquisition is subject to certain closing conditions. We cannot give you any assurance that the contingencies related to our acquisition of the remainder of Rebis will be satisfied in a timely manner, or at all. The completion of the acquisition of the remainder of Rebis is not a condition to the closing of this offering. For the year-ended September 30, 2001, Rebis had revenues of

$15.9 million and net income of $1.3 million. The initial investment is accounted for under the cost method of accounting for investments.

        Geopak. In December 1996, we purchased 25% of the capital stock of Geopak Corporation and acquired worldwide distribution rights for Geopak’s products. Geopak develops civil engineering software based on MicroStation primarily for the transportation industry. On September 18, 2001, we acquired the remaining capital stock of Geopak for an aggregate purchase price of $17.2 million. In consideration for such acquisition, we paid the stockholders of Geopak $7.5 million in cash and issued 40,000 shares of our Senior Class C common stock, 480,000 shares of our Class D common stock and warrants to purchase up to 554,667 shares of our Class B common stock. This acquisition was accounted for under the purchase method of accounting and, accordingly, the assets and liabilities acquired were recorded at their estimated fair values on the acquisition date.

        Intergraph Product Lines. On December 26, 2000, we purchased the civil engineering, plot-services and raster-conversion software product lines from Intergraph for a total purchase price of $35.4 million, as adjusted during 2001. At the closing, we paid $13.5 million in cash, excluding transaction costs, and delivered a promissory note for the balance, which is payable in equal installments over a three-year period. The note bears interest at an annual rate of 9.5%. We will repay this acquisition note with a portion of the net proceeds of this offering. This acquisition was accounted for under the purchase method of accounting and accordingly, the assets and liabilities acquired were recorded at their estimated fair values on the acquisition date.

Critical Accounting Policies

        We have identified the policies below as critical to our business operations and the understanding of our operating results. The impact of and any associated risks related to these policies on our business operations are discussed throughout “Management’s Discussion and Analysis of Financial Condition and Results of Operations” where such policies affect our reported and expected financial results. A “critical accounting policy” is one that is both important to the portrayal of our financial condition and operating results and requires management’s most difficult, subjective or complex judgments, often as a result of the need to make estimates about the effect of matters that are inherently uncertain. We base our estimates on historical experience and on various other assumptions that are believed to be reasonable under the circumstances, the results of which form the basis for making judgments about the carrying values of assets and liabilities that are not readily apparent from other sources. For a detailed discussion on the application of these and other accounting policies, see Note 1 to our Consolidated Financial Statements. Our preparation of this prospectus requires us to make estimates and assumptions that affect the reported amount of assets and liabilities, disclosure of contingent assets and liabilities at the date of our Consolidated Financial Statements and the reported amounts of revenues and expenses during the reporting period. We cannot assure you that actual results will not be different from those estimates.

        Revenue Recognition. Our revenue recognition policy is significant because our revenues are the key component of our results of operations. In addition, our revenue recognition policy determines the timing of associated costs, such as commissions and royalties. We follow very specific and detailed guidelines in determining revenues; however, certain judgments affect the application of our revenue policy such as reserves for possible returns of products from our channel partners and subscriptions revenues to be recognized on contracts awaiting renewal notification. Revenue results are difficult to predict and any shortfall in revenues or delay in recognizing revenues could cause our operating results to vary significantly from quarter to quarter and could result in future operating losses.

        We recognize revenues from non-recurring perpetual license agreements in accordance with the provisions of AICPA Statements of Position (SOP) 97-2 “Software Revenue Recognition,” and SOP 98-9 “Modification of SOP 97-2, Software Revenue Recognition, With Respect to Certain Transactions” as well as the preliminary conclusions of Emerging Issues Task Force (EITF) issue 00-21, “Multiple Element Arrangements.” Perpetual licenses for software are generally recognized when persuasive evidence of an arrangement exists, delivery has occurred, the fee is fixed or determinable, collectibility is probable and all significant obligations have been fulfilled. For arrangements containing multiple elements, such as perpetual license fees, support/ maintenance and consulting services and where vendor-specific objective evidence (VSOE) of fair value exists for all undelivered elements, we account for the delivered elements in accordance with the “residual method” prescribed by SOP 98-9.

        We recognize revenues from Bentley SELECT subscriptions ratably over the duration of the contract. The duration of the initial Bentley SELECT subscription contract is typically two years and we also offer licenses for monthly or annual terms. These contracts automatically renew for successive terms unless terminated. Billings in advance of providing services are recorded as deferred subscriptions revenues. Our professional services facilitate the implementation, integration, customization and training of our software solutions. We recognize revenues for these services as they are performed, as they are principally contracted for on a time and material basis.

        In 2001, we initiated a strategy to change our distribution model for perpetual licenses from a predominantly resale model to one that emphasizes direct sales. Prior to the change, we recognized revenues upon shipment to the channel partner and recorded a reserve that reduced revenues for an estimate of future returns. Estimates for returns were adjusted periodically based upon historical rates of returns, inventory levels in the distribution channel and other related factors. While management believes it can make reliable estimates for these matters, nevertheless unsold products in these distribution channels are exposed to rapid changes in end user preferences or technological obsolescence due to new operating environments, product updates or competing products. As the amount of inventory in our distribution channel is no longer material, this risk has been reduced.

        Allowance for doubtful accounts. Accounts receivable are reduced by an allowance for amounts that may become uncollectible in the future. The majority of our receivables is due from various end users and channel partners located throughout the United States, Europe and Asia/Pacific. From time to time, our users dispute the amounts due to us and in other cases our users experience financial difficulties and cannot pay on a timely basis. In certain instances, these factors ultimately result in uncollectible accounts. The determination of the appropriate reserve needed for uncollectible accounts involves significant judgment. Changes in the factors used to evaluate collectibility could result in changes in the reserve needed. Such factors include changes in the financial condition of our customers as a result of industry, economic or customer-specific factors.

        Intangibles. Our business acquisitions typically result in goodwill and other intangible assets. This affects the amount of future period amortization expenses and impairment expenses that we may incur. Our judgments regarding the existence of impairment indicators are based on legal factors, market conditions and operational performance of our acquired businesses. As of December 31, 2001 and 2000, we had approximately $49.7 million and $31.7 million of goodwill and other intangibles, net, respectively, accounting for 31% and 23%, respectively, of our total assets. The determination of the value of such intangible assets requires management to make estimates and assumptions that affect our consolidated financial statements. See “— Recent Accounting Pronouncements.”

        Income taxes. Our income tax policy records the estimated future tax effects of temporary differences between the tax bases of assets and liabilities and amounts reported in the accompanying consolidated balance sheets, as well as operating loss and tax credit carryforwards. We follow specific guidelines regarding the recoverability of any tax assets recorded on the balance sheet and provide any necessary allowances as required. The carrying value of our net deferred tax assets assumes that we will be able to generate sufficient future taxable income in certain tax jurisdictions, based on estimates and assumptions. If these estimates and related assumptions change in the future, we may be required to record additional valuation allowances against our deferred tax assets resulting in additional income tax expense in our consolidated statement of operations.

Results of Operations

        The following table sets forth certain line items in our consolidated statement of operations as a percentage of total revenues for the periods indicated:

	Year Ended December 31,

	1999	2000	2001

Revenues:
Subscriptions	49.9%	53.7%	61.0%
Perpetual licenses	43.1	39.0	30.3
Services	7.0	7.3	8.7

Total revenues	100.0	100.0	100.0
Cost of revenues:
Cost of subscriptions	17.2	16.5	12.6
Cost of perpetual licenses	10.7	9.8	6.5
Cost of services	6.9	6.8	7.9

Total cost of revenues	34.8	33.1	27.0
Gross margin	65.2	66.9	73.0
Operating expenses:
Research and development	18.7	19.6	20.0
Selling and marketing	38.6	38.5	36.9
General and administrative	7.0	6.7	8.0
Amortization of acquired intangibles	1.3	1.5	3.2

Total operating expenses	65.6	66.3	68.1

Income (loss) from operations	(0.4)	0.6	4.9
Interest expense, net	(1.0)	(0.8)	(1.7)
Other income, net	0.4	—	0.1
Arbitration settlement, net	7.4	—	—

Income (loss) before income taxes	6.4	(0.2)	3.3
Provision for income taxes	2.3	0.4	1.3

Net income (loss)	4.1%	(0.6)%	2.0%

Year Ended December 31, 2001 Compared to Year Ended December 31, 2000

Revenues

        Total Revenues. Total revenues increased to $202.6 million in 2001 from $180.2 million in 2000, representing an increase of 12.4%.

        The following table reflects the significant changes in our revenues from 2000 to 2001:

		Perpetual
	Subscriptions	Licenses	Services	Total

	(in millions)
2000 total revenues	$96.8	$70.3	$13.1	$180.2
Acquisitions	17.8	8.2	0.4	26.4
Decrease in channel inventory	—	(11.8)	—	(11.8)
Impact of foreign exchange	(1.8)	(2.1)	(0.3)	(4.2)
Other changes in revenues	10.8	(3.1)	4.3	12.0

2001 total revenues	$123.6	$61.5	$17.5	$202.6

        As a percentage of total revenues, revenues outside of North America accounted for approximately 48.1% in 2001 and 47.4% in 2000. Our total revenues originated from the following major geographic territories:

	2001	2000

North America	51.9%	52.6%
Europe, the Middle East and Africa	36.0%	35.3%
Asia/Pacific	9.3%	10.1%
Latin and South America	2.8%	2.0%

        Subscriptions. Subscriptions revenues increased to $123.6 million in 2001 from $96.8 million in 2000, representing an increase of 27.7%. The acquisition of the product lines from Intergraph and the acquisition of Geopak represented $15.8 million and $2.0 million of the increase, respectively. The other increase of $10.8 million, or 11.2%, was primarily driven by Bentley SELECT subscriptions coverage of newly sold perpetual licenses and new subscription coverage on previously sold perpetual licenses. As a percentage of total revenues, subscriptions revenues increased to 61.0% in 2001 from 53.7% in 2000.

        Perpetual Licenses. Revenues from perpetual licenses decreased to $61.5 million in 2001 from $70.3 million in 2000, representing a decrease of 12.5%. The acquisition of the product lines from Intergraph contributed an additional $8.2 million in perpetual licenses revenues in 2001. The change in our distribution model resulted in a reduction of channel partner inventories of $11.8 million in 2001. If channel partner inventories had remained constant in 2001, we would have recognized an additional $11.8 million in perpetual licenses revenues. The other decrease of $3.1 million is largely the result of our increased emphasis on subscriptions revenues. As a percentage of total revenues, perpetual licenses revenues decreased to 30.3% in 2001 from 39.0% in 2000.

        Services. Revenues from services increased to $17.5 million in 2001 from $13.1 million in 2000, representing an increase of 33.2%. This increase reflects our strategy to build our professional services in support of our products. As a percentage of total revenues, services revenues increased to 8.7% in 2001 from 7.3% in 2000.

Cost of Revenues

        Total Cost of Revenues. Cost of revenues decreased to $54.7 million in 2001 from $59.6 million in 2000, representing a decrease of 8.3%. The decrease was attributable to lower channel partner compensation for subscription program services, elimination of royalty expenses previously paid to two technology providers that we acquired during 2000 and 2001, a reduction in software translation costs and reductions in the cost of packaging, shipping and handling, which reflect an emphasis on electronic fulfillment of orders. Gross margin was 73.0% in 2001 and 66.9% in 2000.

        Cost of Subscriptions. Cost of subscriptions decreased to $25.5 million in 2001 from $29.7 million in 2000, representing a decrease of 14.2%. Gross margin on subscriptions revenues was 79.4% in 2001 and 69.3% in 2000. The increase in gross margin was primarily attributable to a decrease in channel partner compensation. In 2001, channel partner compensation for providing sales coverage and support to our Bentley SELECT users was reduced as we assumed greater responsibility for providing these services.

        Cost of Perpetual Licenses. Cost of perpetual licenses decreased to $13.1 million in 2001 from $17.7 million in 2000, representing a decrease of 26.1%. Gross margin on perpetual licenses was 78.7% in 2001 and 74.8% in 2000. The increase in gross margin was primarily attributable to the elimination of royalty expenses previously paid to two technology providers that we acquired during 2000 and 2001 and reductions in the cost of packaging, shipping and handling, which reflect an emphasis on electronic fulfillment of orders.

        Cost of Services. Cost of services increased to $16.1 million in 2001 from $12.2 million in 2000, representing an increase of 32.0%. Gross margin on service revenues was 8.0% in 2001 and 7.1% in 2000. This increase was attributable to better utilization of internal and external staffing.

Operating Expenses

        Research and Development. Research and development expenses increased to $40.5 million in 2001 from $35.3 million in 2000, representing an increase of 14.8%. The increase primarily reflects the addition of software development engineers associated with the acquisitions of the Intergraph product lines and Geopak, as well as regular salary increases for existing employees. Research and development expenses as a percentage of total revenues were 20.0% in 2001 and 19.6% in 2000. We expect to continue investing in research and development initiatives associated with MicroStation, our discipline-specific applications and collaboration servers.

        Selling and Marketing. Selling and marketing expenses increased to $74.7 million in 2001 from $69.4 million in 2000, representing an increase of 7.6%. The increase was attributable to the addition of sales and marketing personnel in connection with acquisitions, activities associated with the launch of MicroStation V8 and regular salary increases for existing personnel. Offsetting these increases were decreases attributable to the postponement of our annual users conference in 2001 due to the events of September 11. Selling and marketing expenses as a percentage of total revenues were 36.9% in 2001 and 38.5% in 2000.

        General and Administrative. General and administrative expenses increased to $16.3 million in 2001 as compared to $12.1 million in 2000, representing an increase of 34.9%. The increase is attributable to general and administrative expenses associated with the acquisition of Geopak, regular salary increases for existing personnel and travel expenses. General administrative expenses as a percentage of total revenues were 8.0% in 2001 and 6.7% in 2000.

        Amortization of Acquired Intangibles. Amortization of acquired intangibles increased to $6.5 million in 2001 from $2.7 million in 2000. This increase was primarily attributable to our acquisition of product lines from Intergraph and, to a lesser extent, our acquisition of Geopak. See “— Recent Accounting Pronouncements.”

        Changes in foreign exchange rates had a favorable impact of approximately $2.2 million on operating expenses during 2001.

Interest Expense, net

        Interest expense, net increased to $3.5 million in 2001 from $1.5 million in 2000. Interest expense increased to $4.2 million in 2001 from $2.2 million in 2000. The increase reflected increased debt, amortization of bank fees associated with our revolving credit line and non-cash costs relating to warrants issued to certain executives for the guarantee of our revolving credit line. Interest income was consistent at $0.7 million in 2001 and in 2000.

Other Income, net

        Other income, net was $0.2 million in 2001 as compared to none in 2000. This increase reflects an increase associated with our equity in income of minority interests, partially offset by an unfavorable change in foreign exchange rates.

Provision for Income Taxes

        The provision for income tax increased to $2.6 million in 2001 from $0.9 million in 2000. The provision for income tax for 2001 reflects an effective worldwide tax rate of approximately 39%. Provision for income taxes for 2000 reflects non-deductible expense on our pretax loss of $0.3 million. We expect that our effective income tax rate will decline to approximately 35% in 2002 as a result of the deductibility of goodwill.

Year Ended December 31, 2000 Compared to Year Ended December 31, 1999

Revenues

        Total Revenues. Total revenues decreased to $180.2 million in 2000 from $182.2 million in 1999, representing a decrease of 1.1%.

        The following table reflects the significant changes in our revenues from 1999 to 2000:

		Perpetual
	Subscriptions	Licenses	Services	Total

	(in millions)
1999 total revenues	$90.9	$78.4	$12.9	$182.2
Acquisitions	0.8	—	—	0.8
Increase in channel inventory	—	4.8	—	4.8
Impact of foreign exchange	(3.6)	(3.2)	(0.5)	(7.3)
Other changes in revenues	8.7	(9.7)	0.7	(0.3)

2000 total revenues	$96.8	$70.3	$13.1	$180.2

        As a percentage of total revenues, revenues outside North America accounted for approximately 47.4% in 2000 and 49.2% in 1999. Our total revenues originated from the following major geographic territories:

	2000	1999

North America	52.6%	50.8%
Europe, the Middle East and Africa	35.3%	35.9%
Asia/ Pacific	10.1%	9.9%
Latin and South America	2.0%	3.4%

        Subscriptions. Subscriptions revenues increased to $96.8 million in 2000 from $90.9 million in 1999, representing an increase of 6.5%. This increase was driven by $8.7 million from Bentley SELECT subscription coverage of newly sold perpetual licenses and new subscription coverage on previously sold perpetual licenses. This increase was partially offset by $3.6 million in foreign exchange effects. As a percentage of total revenues, subscriptions revenues increased to 53.7% in 2000 from 49.9% in 1999.

        Perpetual Licenses. Revenues from perpetual licenses decreased to $70.3 million in 2000 from $78.4 million in 1999, representing a decrease of 10.5%. This decrease was due to our emphasis on subscriptions revenues and a stronger U.S. dollar, which reduced comparative revenues by $3.2 million. This decrease was partially offset by an increase of $4.8 million in channel partner inventories during 2000. As a percentage of total revenues, perpetual licenses revenues decreased to 39.0% in 2000 from 43.1% in 1999.

        Services. Revenues from services increased to $13.1 million in 2000 from $12.9 million in 1999, representing an increase of 2.2%. As a percentage of total revenues, services revenues remained consistent at 7.3% in 2000 and 7.0% in 1999.

Cost of Revenues

        Total Cost of Revenues. Cost of revenues decreased to $59.6 million in 2000 from $63.4 million in 1999, representing a decrease of 6.0%. Gross margin on revenues was 66.9% in 2000 and 65.2% in 1999.

        Cost of Subscriptions. Cost of subscriptions decreased to $29.7 million in 2000 from $31.4 million in 1999, representing a decrease of 5.4%. Gross margin on subscriptions revenues was 69.3% in 2000 and 65.5% in 1999. The increase in gross margin was primarily attributable to a decrease in channel partner compensation, offset by increased internal technical support costs. In 2000, channel partner compensation for providing sales coverage and support to our Bentley SELECT users was reduced as we assumed greater responsibility for providing these services.

        Cost of Perpetual Licenses. Cost of perpetual licenses decreased to $17.7 million in 2000 from $19.4 million in 1999, representing a decrease of 8.7%. This decrease was the result of lower perpetual licenses revenues. Gross margin on perpetual licenses remained relatively consistent at 74.8% in 2000 and 75.3% in 1999.

        Cost of Services. Cost of services decreased to $12.2 million in 2000 from $12.6 million in 1999, representing a decrease of 3.4%. Gross margin on service revenues was 7.1% in 2000 and 1.7% in 1999. This increase was attributable to better utilization of internal and external staff.

Operating Expenses

        Research and Development. Research and development expenses increased to $35.3 million in 2000 from $34.0 million in 1999, representing an increase of 3.8%. The increase primarily reflects the addition of software development engineers associated with an acquisition that occurred in May 2000, as well as regular salary increases for existing employees. Research and development expenses as a percentage of revenues were 19.6% in 2000 and 18.7% in 1999.

        Selling and Marketing. Selling and marketing expenses decreased to $69.4 million in 2000 from $70.3 million in 1999, representing a decrease of 1.2%. This decrease was primarily due to cost control efforts related to advertising, marketing and promotion costs. Selling and marketing expenses as a percentage of total revenues were 38.5% in 2000 and 38.6% in 1999.

        General and Administrative. General and administrative expenses decreased to $12.1 million in 2000 from $12.8 million in 1999, representing a decrease of 5.7%. In 1999, we recorded $1.0 million in stock-based compensation expense, which did not occur in 2000. General and administrative expenses as a percentage of total revenues were 6.7% in 2000 and 7.0% in 1999.

        Amortization of Acquired Intangibles. Amortization of acquired intangibles increased to $2.7 million in 2000 from $2.5 million in 1999. See “Recent Accounting Pronouncements.”

        Changes in foreign exchange rates had a favorable impact of approximately $3.2 million on operating expenses during 2000.

Interest Expense, net

        Interest expense, net decreased to $1.5 million in 2000 from $1.9 million in 1999, representing a decrease of 21.9%. Interest expense was $2.2 million in 2000 and $2.3 million in 1999. Interest income was $0.7 million for 2000 and $0.4 million for 1999. The increase reflected interest earned on notes receivable from employees related to purchases of equity, which were issued in 1999 and 2000.

Other Income, net

        Other income, net was none in 2000 as compared to $0.7 million in 1999. This decrease reflects an unfavorable change in foreign exchange rates, and an increased loss from our equity in minority interests.

Arbitration Settlement

        In 1999, we recognized a gain of $13.6 million of income pursuant to an arbitration settlement agreement between us and Intergraph Corporation. See Note 4 to our Consolidated Financial Statements for a more complete description of the terms of the Intergraph arbitration settlement.

Provision for Income Taxes

        The provision for income tax decreased to $0.9 million in 2000 from $4.2 million in 1999. The provision for income tax for 2000 reflects the effects of non-deductible expenses on our pretax loss of $0.3 million. While non-deductible expenses remained relatively consistent between 1999 and 2000, we reported taxable income of $11.6 million in 1999 as compared to a pretax loss of $0.3 million in 2000.

Selected Quarterly Operating Results

        The following tables set forth certain unaudited quarterly consolidated statements of operations data for each of the eight quarters ended December 31, 2001 and the percentage of our total revenues represented by each item in the respective quarter. This unaudited quarterly information has been prepared on the same basis as the annual information presented elsewhere herein and, in management’s opinion, includes all adjustments, consisting only of normal recurring adjustments, necessary for a fair presentation of the information for the quarters presented. The operating results for any quarter are not necessarily indicative of results of any future period.

	Three Months Ended,

	Mar 31,	Jun 30,	Sep 30,	Dec 31,	Mar 31,	Jun 30,	Sep 30,	Dec 31,
	2000	2000	2000	2000	2001	2001	2001	2001

	(in thousands, unaudited)
Revenues:
Subscriptions	$22,719	$23,014	$24,568	$26,529	$28,970	$29,857	$31,685	$33,130
Perpetual licenses	15,712	16,090	16,576	21,873	15,427	16,516	12,325	17,195
Services	2,372	3,285	3,162	4,324	3,654	4,799	4,095	4,957

Total revenues	40,803	42,389	44,306	52,726	48,051	51,172	48,105	55,282
Cost of revenues:
Cost of subscriptions	6,820	7,624	6,960	8,278	6,687	7,551	6,190	5,048
Cost of perpetual licenses	5,488	4,452	4,775	3,003	3,537	4,181	2,923	2,454
Cost of services	3,081	3,088	3,174	2,864	3,115	4,149	3,962	4,884

Total cost of revenues	15,389	15,164	14,909	14,145	13,339	15,881	13,075	12,386
Gross profit	25,414	27,225	29,397	38,581	34,712	35,291	35,030	42,896
Operating expenses:
Research and development	7,403	8,253	9,287	10,345	9,043	9,235	9,249	12,999
Selling and marketing	16,006	18,320	17,221	17,884	17,944	18,873	17,728	20,141
General and administrative	2,576	2,606	2,429	4,445	3,830	3,225	4,112	5,092
Amortization of intangibles	750	849	883	200	1,654	1,362	1,910	1,561

Total operating expenses	26,735	30,028	29,820	32,874	32,471	32,695	32,999	39,793
Income (loss) from operations	(1,321)	(2,803)	(423)	5,707	2,241	2,596	2,031	3,103
Interest expense, net	(467)	(352)	(403)	(239)	(1,010)	(714)	(421)	(1,317)
Other income (expense), net	1,097	(768)	(236)	(93)	117	347	(562)	286

Income (loss) before income taxes	(691)	(3,923)	(1,062)	5,375	1,348	2,229	1,048	2,072
Provision (benefit) for income taxes	(458)	(1,304)	(352)	2,973	526	870	409	807

Net income (loss)	$(233)	$(2,619)	$(710)	$2,402	$822	$1,359	$639	$1,265

	Three Months Ended,

	Mar 31,	Jun 30,	Sep 30,	Dec 31,	Mar 31,	Jun 30,	Sep 30,	Dec 31,
	2000	2000	2000	2000	2001	2001	2001	2001

	(unaudited)
Revenues:
Subscriptions	55.7%	54.3%	55.5%	50.3%	60.3%	58.3%	65.9%	59.9%
Perpetual licenses	38.5	38.0	37.4	41.5	32.1	32.3	25.6	31.1
Services	5.8	7.7	7.1	8.2	7.6	9.4	8.5	9.0

Total revenues	100.0	100.0	100.0	100.0	100.0	100.0	100.0	100.0
Cost of revenues:
Cost of subscriptions	16.7	18.0	15.7	15.7	13.9	14.8	12.9	9.1
Cost of perpetual licenses	13.4	10.5	10.8	5.7	7.4	8.1	6.1	4.4
Cost of services	7.6	7.3	7.2	5.4	6.5	8.1	8.2	8.9

Total cost of revenues	37.7	35.8	33.7	26.8	27.8	31.0	27.2	22.4
Gross profit	62.3	64.2	66.3	73.2	72.2	69.0	72.8	77.6
Operating expenses:
Research and development	18.2	19.5	21.0	19.6	18.8	18.0	19.2	23.5
Selling and marketing	39.2	43.2	38.8	33.9	37.3	36.9	36.9	36.5
General and administrative	6.3	6.1	5.5	8.5	8.0	6.3	8.5	9.2
Amortization of intangibles	1.8	2.0	2.0	0.4	3.4	2.7	4.0	2.8

Total operating expenses	65.5	70.8	67.3	62.4	67.5	63.9	68.6	72.0
Income (loss) from operations	(3.2)	(6.6)	(1.0)	10.8	4.7	5.1	4.2	5.6
Interest expense, net	(1.2)	(0.8)	(0.9)	(0.5)	(2.1)	(1.4)	(0.9)	(2.4)
Other income (expense), net	2.7	(1.8)	(0.5)	(0.1)	0.2	0.7	(1.1)	0.5

Income (loss) before income taxes	(1.7)	(9.2)	(2.4)	10.2	2.8	4.4	2.2	3.7
Provision (benefit) for income taxes	(1.1)	(3.1)	(0.8)	5.6	1.1	1.7	0.9	1.4

Net income (loss)	(0.6)%	(6.1)%	(1.6)%	4.6%	1.7%	2.7%	1.3%	2.3%

        Our operating results have varied on a quarterly basis and may fluctuate significantly in the future. In general, our revenues are highest in the fourth quarter, reflecting customer expenditures against approved budgets and information technology spending. Our revenues generally are also strong in the second quarter, due in part to fiscal year ends of our government clients. Third quarter revenues are generally lower than fourth quarter revenues primarily due to a slow down in the summer months, particularly outside of North America.

        Other factors that could affect our quarterly operating results include those described below and elsewhere in this prospectus:

•	a higher concentration of sales in the fourth quarter as a result of information technology spending patterns;

•	postponement or cancellation of orders for new perpetual licenses or subscriptions due to changes in general economic conditions or in strategic priorities, project objectives, budget or personnel of our users;

•	variability in user evaluations and the duration of internal approval and expenditure authorizations;

•	changes in the pricing of our products and services or those of our competitors;

•	variability in the mix of our revenues from subscriptions, perpetual licenses and services; and

•	unpredictability in users’ purchasing decisions due to the number, timing and significance of software product enhancements and new software product announcements by us and our competitors.

Liquidity and Capital Resources

        We finance our operations primarily with cash generated through operations and our revolving credit facility. During 2000, we borrowed from our revolving credit facility for working capital purposes and to fund, in part, the acquisition of product lines from Intergraph. During 2001, we repaid the outstanding balance under the revolving credit facility. As of December 31, 2001, we had $13.0 million in cash and cash equivalents and a working capital deficit of $9.1 million. Excluding the current portion of deferred subscriptions revenues, our working capital as of December 31, 2001 was $47.3 million.

        Net cash provided by operating activities was $35.7 million, $17.8 million and $20.1 million in 2001, 2000 and 1999, respectively. In 2001, net cash provided by operating activities resulted primarily from our net income before depreciation and amortization and an increase in deferred subscriptions revenues. In 2000, net cash provided by operating activities resulted primarily from our net income before depreciation and amortization and increases in accruals and other current liabilities. Net cash provided by operating activities increased by $17.9 million in 2001 as compared to 2000. This increase was primarily the result of net income of $4.1 million in 2001 compared to a net loss of $1.2 million in 2000 and an increase in our deferred subscriptions revenues of $8.3 million primarily due to the acquisition of the product lines from Intergraph and the annual Bentley SELECT subscriptions covering these product lines.

        Net cash used in investing activities was $9.5 million, $25.0 million and $4.7 million in 2001, 2000 and 1999, respectively. Cash used in investing activities in 2001 reflects purchases of property, plant and equipment of $4.7 million, the net cash portion of the acquisition of Geopak Corporation of $3.7 million and $1.1 million for capitalized software translation costs and investments. Cash used in investing activities in 2000 reflects acquisitions of $14.2 million, purchases of property, plant and equipment of $7.8 million and $2.9 million for capitalized software translation costs and investments. Cash used in investing activities in 1999 reflected $2.6 million for capitalized software translation costs, investments and acquisitions of technology and other intangibles. In 1999, purchases of property, plant and equipment were $2.2 million. We have generally funded acquisitions and capital expenditures, in part, through the use of cash generated through operations, bank loans and the sale of equity securities.

        Net cash used in financing activities was $19.7 million in 2001, net cash provided by financing activities was $5.3 million in 2000 and net cash used in financing activities was $13.1 million in 1999. In 2001, we repaid $22.8 million under the revolving credit facility and other debt and paid $1.5 million in Senior Class C common stock dividends. These cash outflows were offset by proceeds from long-term debt of $2.6 million and the sale of Senior Class C common stock of $2.6 million. In 2000, we borrowed $15.5 million from our revolving credit facility and repaid $18.7 million of other short-term and long-term debt. We also received proceeds of $7.4 million from the sale of Senior Class C common stock. In 1999, we repaid $13.1 million of short-term and long-term debt.

        On December 26, 2000, we entered into a $32.0 million revolving credit facility with two commercial U.S. banks as co-lenders. Borrowings under this facility are collateralized by our assets and provide for discretionary advances up to 85% of eligible trade accounts receivable. As of December 31, 2001, borrowings available under the revolving credit facility were $26.1 million. The revolving credit facility requires the maintenance of certain financial and non-financial covenants. We were in compliance with these covenants as of December 31, 2001. As of December 31, 2001, there were no letters of credit outstanding. However, as of March 31, 2002, a letter of credit in the amount of $1.3 million was outstanding.

        We believe that our existing cash and cash equivalents, availability under our revolving credit facility, cash generated from operations and net proceeds from this offering will be sufficient to meet our working capital requirements for the foreseeable future.

Inflation

        To date, inflation has not had a material impact on our financial condition and results of operations.

Recent Accounting Pronouncements

        In June 1999, the Financial Accounting Standards Board (FASB) issued Statement on Financial Accounting Standards (SFAS) No. 137, “Accounting for Derivative Instruments and Hedging Activities — Deferral of the Effective Date of FASB Statement No. 133,” which defers the effective date of SFAS No. 133, “Accounting for Derivative Instruments and Hedging Activities.” SFAS No. 133, issued in June 1998, establishes accounting and reporting standards for derivative instruments, including certain derivative instruments embedded in other contracts and hedging activities. SFAS No. 133 requires an entity to recognize all derivatives as either assets or liabilities in the statement of financial position and measure those instruments at fair value. We adopted SFAS No. 133 beginning on January 1, 2001. The adoption of this standard did not have any impact on our financial position or results of operations.

        In June 2001, the FASB issued SFAS No. 141, “Business Combinations.” SFAS No. 141 addresses financial accounting and reporting for business combinations. SFAS No. 141 is effective for all business combinations initiated after June 30, 2001 and eliminates the pooling-of-interests method of accounting for business combinations except for qualifying business combinations that were initiated prior to July 1, 2001. SFAS No. 141 also changes the criteria to recognize intangible assets apart from goodwill. We adopted SFAS No. 141 on July 1, 2001. We have historically used the purchase method to account for all business combinations and we do not believe adoption of SFAS No. 141 will materially impact our financial position or results of operations.

        In June 2001, the FASB issued SFAS No. 142, “Goodwill and Other Intangible Assets,” which requires that goodwill and certain intangibles will not be amortized. Instead, these assets will be reviewed annually for impairment and written down and charged to results of operations only in the periods in which the recorded value of goodwill and certain intangibles is more than its fair value. SFAS No. 142 applies to goodwill and certain intangible assets acquired prior to June 30, 2001. We adopted this statement on January 1, 2002. Adoption of SFAS No. 142 on January 1, 2002 had no impact on our financial statements. However, in the future, SFAS No. 142 will have the impact of reducing our non-cash amortization expense of goodwill and will have a material impact on our financial statements. The required impairment tests of goodwill may result in future period write-downs. Amortization of goodwill was

$3.1 million for the year ended December 31, 2001 and $0.5 million for the year ended December 31, 2000.

        The following table presents the impact of the new standards relating to goodwill amortization and related tax effects on operating income and net loss, as if they had been in effect for the years ended December 31, 2001 and 2000:

	2001		2000

	As Reported	As Adjusted	As Reported	As Adjusted

	(in thousands)
Income from operations	$9,971	$13,080	$1,160	$1,652
Net loss	(5,244)	(3,348)	(3,556)	(3,064)
Net loss per share — basic and diluted	$(0.23)	$(0.14)	$(0.15)	$(0.13)

Details of acquired intangible assets are as follows:

	Amortizing		Non-Amortizing

	Gross		Gross
	Carrying	Accumulated	Carrying	Accumulated
	Amount	Amortization	Amount	Amortization

	(in thousands)
Software technology	$4,701	$1,365	$—	$—
Trademarks	—	—	3,080	—
Customer relationships	7,170	588	—	—
Goodwill	—	—	38,697	3,593
Other intangibles	9,914	8,351	—	—

Total	$21,785	$10,304	$41,777	$3,593

        In June 2001, the FASB issued SFAS No. 143, “Accounting for Asset Retirement Obligations,” which applies to legal obligations associated with the retirement of a tangible long-lived asset that results from the acquisition, construction or development and/or the normal operation of a long-lived asset. Under SFAS No. 143, guidance is provided on measuring and recording the liability. Our adoption of SFAS No. 143 will be effective on January 1, 2003. We do not believe that the adoption of SFAS No. 143 will materially impact our financial position or results of operations.

        In August 2001, the FASB issued SFAS No. 144 “Accounting for the Impairment or Disposal of Long-Lived Assets,” which addresses financial accounting and reporting for the impairment or disposal of long-lived assets. While SFAS No. 144 supersedes SFAS No. 121, “Accounting for the Impairment of Long-Lived Assets and for Long-Lived Assets to Be Disposed Of,” it removes goodwill from its scope and retains the requirements of SFAS No. 121 regarding the recognition of impairment losses on long-lived assets held for use. SFAS No. 144 is effective for fiscal years beginning after December 15, 2001 and interim periods within those fiscal years. We do not believe the adoption of SFAS No. 144 will materially impact our financial position or results of operations.

Quantitative and Qualitative Disclosures About Market Risk

Foreign Currency Risk

        Because we have operations in a number of countries and our service agreements in such countries are denominated in foreign currencies, we face exposure to adverse movements in foreign currency exchange rates. As currency rates change, translation of the income statements of our international entities from local currencies to U.S. dollars affects year-over-year comparability of operating results. We do not hedge translation risks because we generally reinvest the cash flows from operations outside North America. We do not utilize any derivative security instruments.

        Management estimates that a 10% change in foreign exchange rates would have impacted reported operating profit by approximately $4.4 million for the year ended December 31, 2001. This sensitivity analysis disregards the possibility that rates can move in opposite directions and that losses from one area may offset gains from another area.

Interest Rate Risk

        We earn interest income from our balances of cash and cash equivalents. This interest income is subject to market risk related to changes in interest rates, which primarily affects our investment portfolio. We invest in instruments that meet high credit quality standards, as specified in our investment policy. Our investment policy also limits the amount of credit exposure to any one issue, issuer and type of investment.

        As of December 31, 2001, our cash and cash equivalents consisted primarily of investments in money market accounts. Due to the conservative nature of our investment portfolio, a sudden change in interest rates would not have a material effect on the value of the portfolio. Management estimates that if the average yield of our investments decreased by 100 basis points, our interest income for the year ended December 31, 2001 would have decreased by approximately $0.1 million. This estimate assumes that the decrease occurred on the first day of 2001 and reduced the yield of each investment instrument by 100 basis points. The impact on our future interest income will depend largely on the gross amount of our investments and future changes in investment yields.

BUSINESS

Overview of Our Company

        We are a global provider of collaborative software solutions that enable our users to create, manage and publish architectural, engineering and construction (AEC) content. Our software solutions are used to design, engineer, build and operate large constructed assets, such as roadways, bridges, buildings, industrial and power plants and utility networks. We focus on five vertical industries that deploy such assets: transportation, manufacturing plants, building, utilities and government. In addition, we provide professional services for our software solutions, including implementation, integration, customization and training.

        The foundation of our software solutions is our design platform, MicroStation. MicroStation was originally developed in the mid-1980s by a team of developers led by Keith and Barry Bentley. Our solutions are widely used both by major engineering and architectural firms, including Bechtel Corporation, as well as by owner/operators of large constructed assets, including 46 U.S. state departments of transportation, Fincantieri Cantieri Nivali Italiani SpA, Union Bank of Switzerland, San Antonio City Public Service Board and the U.S. Army Corps of Engineers.

        We generate revenues through a renewable subscription program, known as Bentley SELECT, as well as through perpetual licenses and services. Our subscriptions revenues consist of annual recurring fees that our users pay for Bentley SELECT. Coverage under Bentley SELECT includes the right to use our products on a concurrent license basis and access to maintenance and technical support, product updates, upgrades and enhancements. Bentley SELECT further offers our users a comprehensive relationship management vehicle that provides streamlined software purchasing arrangements as well as access to on-line services, industry-specific knowledge bases, content libraries, training sessions and special events. Since these benefits are only available through Bentley SELECT, most purchasers of perpetual licenses subscribe to Bentley SELECT. Subscriptions revenues include Bentley SELECT coverage for separately sold perpetual licenses. Subscriptions revenues also include annual and monthly term licenses under the Bentley SELECT subscription program. We began offering term licenses with the introduction of our Geopak software product lines in 1996. In April 2002, we expanded our subscription program to include monthly term licenses for additional Bentley software solutions and a comprehensive enterprise subscription program for our largest users. In 2001, over 60% of our total revenues were derived from our subscriptions. We generated revenues of $202.6 million in 2001, and approximately 48% of our total revenues were generated from operations outside North America in 2001. As of March 31, 2002, we had 1,145 employees operating from 70 offices in 38 countries.

Industry Background

        AEC content is critical to the design, construction and operation of large constructed assets, such as roadways, bridges, buildings, industrial and power plants and utility networks. AEC content consists of technical drawings, three-dimensional models, specifications, purchasing information and maintenance records, as well as relational data and indices. This content is typically created, used and shared by a large number of individuals from many different organizations throughout the lifecycle of the constructed asset, from design and construction through operation and maintenance.

        AEC content is typically not organized and maintained systematically, despite the requirement to maintain legal documents of record and the potential additional value to be derived from using such content in the operation of large constructed assets. While drawings are printed and then used in construction, changes made during and after construction are most often not captured digitally. What begins as electronic design ends as marked-up paper drawings, and the foundation for integrated, digital AEC content is lost.

        Participants in the design, construction and operation of large constructed assets require a solution that enables them to manage diverse, mission-critical AEC content and collaborate during all phases of the asset’s lifecycle. Collaboration across technical disciplines is complex and requires a solution that manages access, maintains revision history and tracks changes, including “as built” and “as maintained.”

        Collaboration can lead to significant efficiencies by providing access to current AEC content, as well as enabling users to visualize the asset’s design, analyze real time impact, resolve design and construction issues and communicate specification changes. In addition, users seek a collaborative solution that allows AEC content to be published to multiple electronic and physical media in a format appropriate to each user. Collaboration can reduce design and construction time, lower project costs and result in assets that are more efficiently constructed and more easily operated.

        Users also require software solutions that are designed for the needs of their specific industries. Unlike solutions with a broad, generic approach, solutions that incorporate extensive industry knowledge and industry best practices are better able to meet these needs. For example, a firm that designs and constructs roadway systems requires a solution that supports design workflows for bridges, interchanges, overpasses, on-ramps and off-ramps.

        AEC software vendors currently offer either design solutions or generic collaborative solutions that manage information separate from design content. Without integrating design and collaboration, these solutions fail to address the long-term asset lifecycle needs of project participants, including contractors, owner/ operators and vendors. Moreover, these solutions significantly limit the usefulness of AEC content, either because they do not recognize attributes of AEC content or fail to support collaborative access to, and interaction with, AEC content.

        AEC design content is predominantly created in either DWG or DGN, the industry’s two leading and most widely accepted file formats. Large AEC projects typically involve the use of both file formats during the design and engineering phases, requiring significant work to translate files and frequently resulting in loss of important AEC content. As the work of one project participant is often relied upon by other participants, dual-formatted content significantly limits design and engineering efficiency, often resulting in errors and undependable file translations or reverting to the exchange of paper drawings or computer images thereof, instead of intelligent, queryable formats. Additionally, organizations that design, construct or operate large constructed assets have voluminous libraries of drawings and documents that date back many years, many of which are documents of record and must be maintained as a matter of law. While recent drawings and documents are often stored in various electronic formats, historical drawings are stored in libraries on paper, Mylar or microfilm. As a result, users require software solutions that accommodate digital content stored in either DWG or DGN file format, as well as legacy content currently stored on physical media.

        AEC content can provide additional value to users through interoperability and integration with other enterprise software applications that are utilized by project participants, including enterprise resource planning (ERP), procurement, supply chain management (SCM) and financial control systems. These benefits can only be achieved if the content contained in a design file is recognizable, and can be related to other useful information such as bills of material and schedules. A drawing on paper is a collection of lines and arcs, and replicating it on a computer screen adds little value. The building blocks of a design, or the components, must be associated to their real characteristics or attributes. For example, a pump in an oil refinery must be understood to be a pump, rather than a graphical representation of a pump, with dimensions, manufacturer part number, how it interacts with other components and other information. With such relational and semantic context, the AEC content can be utilized to automatically provide a bill of materials to an SCM system, generate a cost estimate for a financial control system and enable project teams to assess alternative scenarios in identifying and resolving design or engineering issues.

        According to International Data Corporation (IDC) research, total worldwide software license and maintenance revenues for AEC applications in 2001 were $2.138 billion and are forecast to grow to $4.072 billion by 2006 (IDC Worldwide Software Forecaster, March 2002). We believe that collaborative software solutions that integrate and manage AEC content represent an opportunity to solve problems not addressed by current AEC software.

        Organizations engaged in the design, construction and operation of large constructed assets require a software solution that facilitates efficient design while also allowing all project participants to communicate, collaborate and share information throughout an asset’s lifecycle. These organizations require solutions that are specifically tailored to meet their unique industry requirements and business processes. Many software applications do not adequately address the need for collaboration among project participants, provide the required discipline or industry specific tools or offer the reusability of content throughout the useful life of the asset. We believe that a substantial opportunity exists for software providers that address the full range of available AEC content and that can leverage such content for use within enterprise software applications.

Our Solution

        Our collaborative software solutions enable our users to maximize the value of AEC content by supporting an integrated approach to managing the lifecycle of a large constructed asset, from design and construction through operation and maintenance. The foundation of our solution is a single integrated design platform, MicroStation, that natively supports both the DWG and DGN file formats and is extended with our discipline-specific applications developed for the unique design challenges presented by the broad range of potential workflows that exist in our target industries. Our fully integrated collaboration servers manage and publish content created by MicroStation and our discipline-specific applications, as well as content created with other design and enterprise applications. We believe that our integrated approach facilitates the design and construction process, shortens project schedules, reduces overall project costs and facilitates the operation and management of the large constructed asset.

        The benefits of our solutions include:

•	Comprehensive unified architecture. MicroStation is the foundation for our discipline-specific applications and is integrated with our collaboration servers into a comprehensive, unified architecture. Because our solutions are founded on a comprehensive, unified architecture, our users benefit from application integration and data interoperability and consistency. Our collaboration servers recognize AEC content at the component level and intelligently manage content based on a component’s descriptive attributes. For example, our piping application can produce a design of a piping system that will integrate seamlessly with a structure created with our architectural application, regardless of whether the applications are used simultaneously on the same computer by one person or independently by two people across a network. MicroStation V8, released in October 2001, provides native access to its own DGN file format as well as to the industry’s other leading format, DWG. This ability eliminates the need to translate between formats and manage resulting translation errors.

•	Targeted vertical industry solutions. Our discipline-specific applications extend MicroStation’s creation capabilities with applications tailored to the design challenges of architectural and engineering disciplines. We offer discipline-specific applications for architectural design, civil engineering, geoengineering, facilities management and plant design, that incorporate extensive industry knowledge and industry best practices, and also integrate seamlessly with other Bentley products. These discipline-specific applications are developed utilizing the expertise of our employees, many of whom have spent substantial portions of their careers participating in projects within one or more of our target industries. We use combinations of discipline-specific applications to address the needs of users in five vertical industries: transportation, manufacturing plants, building, utilities and government. Our focus on these vertical industry solutions enables our users to address unique workflow requirements encountered in these industries, while maintaining the integrity of AEC content.

•	Collaboration for more efficiently constructed assets. Our collaboration servers enable project participants from disparate organizations in multiple locations to collaborate and share AEC content and expertise. Users of our collaboration servers are able to query and annotate designs, track change history and interface with accounting, procurement and other enterprise applications. By accurately tracking design history and providing easy access to AEC content, our software allows users to communicate effectively, streamline the design process, utilize resources efficiently, improve design quality and reduce costs incurred over the lifecycle of a large constructed asset. For example, our software’s ability to track design history allows a particular portion of a design iteration to be traced to its origin and contributor, information normally lost but invaluable when resolving disputes or addressing complex design and construction situations.

•	Incorporation of legacy AEC content. While new designs created with MicroStation and our discipline-specific applications are intelligent and created in a form immediately understood by our collaboration servers, our users have substantial volumes of historical documents of record in digital or hardcopy format that must also be managed, retained and made available, often as a matter of law. This is particularly valuable for applications related to vulnerability assessments and consequence management to assure the physical security of key infrastructure assets. Our software solutions enable our users to convert paper documents to digital form, index the document to describe its content, add intelligence and cross reference the digital components to other related data. These capabilities permit our users to benefit from AEC content that had previously been virtually inaccessible.

•	Integrated digital content over the asset’s lifecycle. Our solutions enable the organization of AEC content related to the design, construction and maintenance of an asset. Our collaboration servers manage an integrated virtual model of an asset and associate it with descriptive content and other non-graphical content, providing an environment where changes due to construction, maintenance or other factors can be systematically and digitally recorded. By cohesively integrating previously disconnected and often non-digital AEC content, our solution prevents loss of mission critical information, simplifies access to AEC content and supports more effective management of large constructed assets.

Our Strategy

        Our objective is to be a leading provider of collaborative software solutions to the industries we have targeted. To achieve this objective we intend to pursue the following strategies:

•	Focus on the vertical industries we serve. We focus on specific industries in which owner/operators derive substantial value from the operation of large constructed assets throughout their lifecycles. These industries include transportation, manufacturing plants, building, utilities and government. We believe that industry experience and expertise are critical attributes sought by owner/operators when they select collaborative AEC software solutions. Our industry focus enables us to deliver tailored solutions that offer advantages in functionality and use of AEC content as compared to products offered by other software providers. In addition, we believe that our focus on specific industries makes our sales, marketing and product development efforts more efficient and effective in these targeted industry groups. We plan to devote substantial product development resources as well as additional sales and marketing resources in our efforts to expand our leadership position in each of our targeted vertical industries.

•	Enhance and extend our collaborative software solutions. Our collaboration servers allow our users to maximize the value of large constructed assets by enabling the use, re-use and sharing of AEC content. Our content management and publishing products facilitate communication among project participants and non-engineers for purposes of building, maintaining, re-furbishing, repairing or operating these assets. We have invested significant research and development resources in our collaboration servers over the last three years and we intend to continue investing our resources to enhance this technology, as we believe collaboration servers will be a key component of our future growth.

•	Grow our subscriptions revenues. In 2001, over 60% of our total revenues were derived from our subscriptions. In response to user demand, we have begun expanding Bentley SELECT to include monthly and annual term licenses for additional Bentley software solutions and a comprehensive enterprise subscription program for our largest users. We have aligned our sales force compensation, pricing structure and marketing materials to increase the adoption of Bentley SELECT subscriptions. We believe the recurring nature of subscriptions provides stability and predictability to our revenues. We expect to offer additional subscription programs under Bentley SELECT and to increase the percentage of our revenues derived from recurring subscriptions revenues.

•	Increase our direct sales and support capabilities. While historically we had used a network of independent channel partners to reach our users, during the last several years we have been increasing our direct sales and support capabilities. This shift has been part of our strategy to gain more direct control of our largest customers and to maximize our opportunities with these accounts. In 2001, we began selling and delivering perpetual licenses directly to our users in North America as opposed to indirectly though our channel partners. This plan will be phased in globally in 2002. In 2003, we intend to begin servicing certain of our largest accounts exclusively with our direct sales and support personnel while our channel partners focus on growing our business outside of these defined accounts. We expect to continue to enhance our direct sales and support capabilities and adjust the role of our channel partners to maximize our opportunities.

•	Expand our professional services. As our products have evolved from desktop applications to broader enterprise and web-based solutions, our users’ need for implementation, integration, customization and training services has also grown. To date, such professional services have largely been performed by our channel partners. Our collaborative solutions will require a greater degree of professional services and we intend to take a more active role in the delivery and management of these services. We expect to continue to expand our services capabilities, grow its contribution to revenues and position our services as a value independent of related software sales.

•	Grow through strategic acquisitions. To date, we have acquired and successfully integrated companies and/or technologies that strategically supplement our product offerings within our targeted vertical industries. We expect to continue to use acquisitions to expand our product offerings, accelerate our product development process and enhance our leadership position within our targeted industries.

Our Products

        We offer three types of products that enable our users to create, manage and publish AEC content. Our products include:

•	MicroStation;

•	Discipline-specific applications; and

•	Collaboration servers.

        We offer our software through a renewable subscription program, known as Bentley SELECT, as well as through perpetual licenses. Our subscriptions revenues consist of annual recurring fees that our users pay for Bentley SELECT. Coverage under Bentley SELECT includes the right to use our products on a concurrent license basis and access to maintenance and technical support, product updates, upgrades and enhancements. Bentley SELECT further offers our users a comprehensive relationship management vehicle that provides streamlined software purchasing arrangements as well as access to on-line services, industry-specific knowledge bases, content libraries, training sessions and special events. Subscriptions revenues include Bentley SELECT coverage for separately sold perpetual licenses. Subscriptions revenues also include annual and monthly term licenses under the Bentley SELECT subscription program. We began offering term licenses with the introduction of our Geopak software product lines in 1996. In April 2002, we expanded our subscription program to include annual and monthly term licenses for additional Bentley software solutions and a comprehensive enterprise subscription program for our largest users.

        Certain of our discipline-specific applications are available as portfolio subscriptions that address the needs of specific engineering and architectural disciplines within our targeted industries. Currently, we offer portfolio solutions for road design, rail design, civil engineering, geoengineering, plant design and manufacturing facilities design.

               MicroStation

        Our design platform, MicroStation, is a graphical design environment used to create, visualize, query and publish intelligent two-dimensional drawings, maps and three-dimensional models. Drawings, maps and models are created using vector graphics and may incorporate or be associated with other data such as images, aerial photographs and database records.

        MicroStation is used for architectural, engineering and analysis workflows necessary to support the design, construction and operation of large constructed assets such as roadways, bridges, buildings, industrial and power plants and utility networks. We bundle MicroStation with several companion products that can be configured with MicroStation to address specific workflows, including configurations for schematic design, three-dimensional design, civil engineering and geographic features.

        Drawings, maps and models created on the MicroStation platform preserve the full range of AEC content in an easily accessible, searchable form. MicroStation V8 offers native support for DWG files created on competitive platforms, allowing users to open, modify, display and save files that were created in either the DWG file format or MicroStation’s DGN file format.

        MicroStation serves as the single integrated operating platform for our discipline-specific applications. MicroStation’s standards-based architecture enables users to simplify data management and ensures application integration and consistency. MicroStation is delivered with Application Programming Interfaces (APIs), including Visual Basic for Applications, that are used by end users and third parties to customize and extend its capabilities. The discipline-specific applications typically support the same APIs.

               Discipline-Specific Applications

        Each architectural and engineering discipline requires applications that are tailored to its unique design challenges and that deliver more than simple computerized drafting. Civil engineering disciplines required to design a roadway, for example, are very different from the architectural, structural, piping and other disciplines necessary to design a manufacturing plant. Our discipline-specific applications extend MicroStation’s creation capabilities to enable automated, directed and intelligent design, specific to the unique requirements of each discipline. Our discipline-specific applications are fully integrated with each other, offering seamless interoperability in a single design environment.

•	Architectural Design. Our architectural design applications are delivered with libraries of parametric building parts and support Internet links to vendor and manufacturer product catalogs. All aspects of the design are integrated into a three-dimensional model, and a rich set of visualization and simulation tools provides dynamic and photorealistic reviews. Traditional drawings, bills of materials and other reports can be extracted from the model, which acts as a geometrically indexed database of AEC content.

•	Civil Engineering. Our civil engineering applications are used to design, construct, maintain and operate transportation infrastructure. These applications are used for roadway and corridor design, widening and resurfacing, survey site design and storm water removal, hydrology, earthworks, bridge modeling, interchange design, rail design and maintenance. Users of these products create plans, plan profiles, cross sections, contour maps, digital terrain models and alignments, information generally necessary to plan and support construction. We also offer transportation operation and maintenance solutions for routing and permitting of oversize and overweight vehicles, automatic traffic surveillance and control and right of way land acquisition and planning.

•	Geoengineering. Governments and utilities use our geoengineering products for corridor mapping, network planning and management, engineering work orders, land base mapping, asset management, public works, tax assessment, land register, land use management, and water and wastewater management. Our geoengineering applications support document conversion, mapping, imaging and spatial analysis. Because our discipline-specific applications are integrated, our users are able to conduct engineering, architecture and geoengineering within the same design environment.

•	Facilities. Automotive manufacturers, airports, banks and other occupants of large industrial and business complexes use our facilities applications to optimize factory floor layout, allocate and plan space and track and manage assets. Our facilities management applications are used to design, model and visualize facilities, associate asset records to their location and manage asset transactions. By providing quick and easy access to detailed and up to date AEC content pertaining to the facility and its associated assets, these applications help corporate and industrial users to optimize their use of space and lower operating costs.

•	Plant Design. Our plant design applications enable piping and electrical systems design, instrumentation design and maintenance, equipment modeling, schematic and isometric drawing and interference detection. Our component-based architecture ensures that individual parts can be identified and intelligently manipulated. For example, a conduit for electrical cables can be used with related components created by other discipline-specific applications, without the loss of intelligence of the conduit component. Additionally, our applications support photorealistic simulation and animation of proposed changes, automatic detection of interference and other problems and dynamically projected models to specified construction milestones. These features provide project managers with actual versus planned construction comparisons, analysis of constructability issues, improved design and procurement strategies and alternatives for resolving design conflicts.

               Collaboration Servers

        Our collaboration servers consist of content management servers and content publishing servers.

        Our content management servers:

•	act as a repository for AEC content created by our products, as well as for content created by other design and business products;

•	enable synchronization between architectural and engineering disciplines and project participants;

•	govern access to AEC content, ensuring security and enforcing data integrity;

•	organize and index the information to support component and file-based queries; and

•	integrate design, scheduling, procurement, operation, maintenance and other data from multiple, disparate systems, and allow it to be managed as though it were from a single, unified source.

        Our content publishing servers:

•	render and print AEC designs as high-fidelity, large format drawings on local or remote devices;

•	publish maps, models and high-resolution images over the network and Internet;

•	support graphical and attribute-based queries and seamless integration with other data sources, such as an Oracle database;

•	support Web development to enable users to create rich Web interfaces that organize the presentation of content through map, model or other interface paradigms;

•	support streaming and other techniques to enable users to interactively navigate extremely large data sets, often gigabytes in size, even over low bandwidths;

•	compose AEC content and deliver in appropriate formats to ERP, document management, procurement and other enterprise software systems; and

•	deliver AEC content automatically based upon some event such as a date or workflow state.

Technology and Product Architecture

        Our software solutions are based on a single unified architecture and enable our users to create, manage and publish AEC content. MicroStation and discipline-specific applications are used to create AEC content and our collaboration servers are used to manage and publish such content. Our collaboration servers are accessed by users of MicroStation and related discipline-specific applications, as well as by many additional users that need access to AEC content.

        Data generated by MicroStation and discipline-specific applications is stored in both files and relational databases. Data that is primarily graphical is stored in design files. The design file format used by MicroStation is known as the DGN format. With MicroStation V8, the DGN format was extended to store more complex data, track the history of graphical components, embed information using XML and store a superset of the data that is stored in other design file formats, particularly DWG, the other leading file format. MicroStation is the only platform that provides native support for both file formats. DGN files have mechanisms that allow nongraphical data associated with graphics to be stored either within the file itself, or linked to external relational databases.

        Our collaboration servers store the design files and other files typically associated with AEC projects, such as Microsoft Word files and Microsoft Excel spreadsheets and keep metadata about those files in a relational database such as Oracle. The metadata about these files includes file location, when and by whom revisions have been made, access rights, cross-referenced files and other similar information. The relational database may also contain an index of other relevant data contained within design files. The client software used to create the content connects to the collaboration server to request that data be delivered to the local computer for modification. Users who are not editors, but viewers of the content, can use thin, browser-based clients to request that the collaboration server deliver the appropriate data to their browser window.

        Certain of our collaboration servers are designed to integrate and publish information from multiple sources, including design files, other application files such as spreadsheets and data stored in integrated databases. Information is collected from those sources using “adapters,” and business rules are defined in a macro language to relate the disparate data from those multiple sources. For example, the components in a design file can be linked to procurement data stored in a relational database and to scheduling information from a project schedule database to deduce and graphically display the components that will delay the project unless their delivery date is expedited.

        MicroStation, our discipline-specific applications and collaboration servers have been developed using a combination of the C, C++, Microsoft Visual Basic, SQL and Java programming languages. Our users and third parties use documented APIs to extend and customize the applications.

        MicroStation and our discipline-specific applications require a Microsoft Windows operating system. We currently support Windows 98, Windows NT, Windows 2000 and Windows XP. Our collaboration servers consist of server programs and a variety of client programs. Databases can run on either Microsoft Windows or Unix-based server systems.

        Additionally, we offer an on-line project collaboration site to our Bentley SELECT subscribers. This site provides a neutral place for distinct organizations to collaborate and to coordinate project communication and data sharing. Our collaboration servers include similar functionality for users who prefer in-house collaboration networks.

Our Services

        We offer services including implementation, integration, customization and training, which are generally billed on a time and materials basis. As of March 31, 2002, there were 214 employees in our professional services organization, consisting of the following:

•	Bentley Consulting. Our consultants offer our users extensive industry knowledge and experience, and are integral to the successful implementation of our solutions. Our consultants work with our users to implement and integrate our solutions and customize to address our users’ unique workflow requirements or enterprise computing environment where necessary. Our consultants are aligned with our targeted vertical industries in order to support our users’ needs. We have also designated certain channel partners as Bentley Integrators to provide implementation and support services for our products. These channel partners work with us through the Bentley Integration Network to integrate our solutions with technologies from other vendors and offer a variety of outsourced services to our users.

•	The Bentley Institute. Our professional services team, together with our global network of certified training partners, deliver training programs for our users, from core applications and systems administration to advanced techniques in discipline-specific applications, as well as a range of customized training packages.

•	Technical Support Group. Our Technical Support Group provides technical services, technical operations and program development to our users worldwide. There are three support centers, located in Exton, Pennsylvania, Hoofddorp, The Netherlands and Melbourne, Australia, providing 24-hour support for our Bentley SELECT subscribers.

Our Users

        Our users design, engineer, build and operate large constructed assets, such as roadways, bridges, buildings, industrial and power plants and utility networks. We focus on five vertical industries that deploy such assets: transportation, manufacturing plants, building, utilities and government.

        Currently, there are more than 315,000 licensed commercial users of our design platform, MicroStation, excluding licenses distributed for academic, training or demonstration purposes. Our customer base is geographically diverse with nearly half of our total revenues generated outside of North America in 2001. In 2001, over 330 customers contributed more than $100,000 each to our revenues, accounting for approximately 48% of total revenues, and nearly 1,300 customers contributed more than $25,000 each to our revenues, accounting for approximately 70% of total revenues. No single customer accounted for over 1% of total revenues in 2001.

        Our user base consists of owner/ operators of large constructed assets and contracting firms — architects, engineers, constructors and consultants – that provide design, procurement, construction and related services to owner/ operators. Approximately two-thirds of our MicroStation licenses are registered by owner/ operators, approximately one-third of which are within government agencies.

               Contracting Firms

        Most of the largest contracting firms are global and serve multiple markets. The top 500 U.S.-headquartered contracting firms are ranked annually by Engineering News Record (ENR), a McGraw-Hill publication, on the basis of their design billings. Among the top 50 of these contracting firms, 38 firms contributed at least $100,000 each to our revenues in 2001. The following are the number of Bentley users among all ENR categories that contributed more than $100,000 each to our revenues in 2001:

               16 of the top 20 in industrial process and petrochemical

               19 of the top 20 in transportation
               19 of the top 20 in power
               11 of the top 20 in hazardous waste
               8 of the top 20 in general building
               12 of the top 20 in sewer/waste
               13 of the top 20 in water
               16 of the top 20 in telecommunications
               12 of the top 20 in manufacturing

        The following list sets forth our ten largest contracting firm customers in North America and internationally based on 2001 total revenues:

North America

Bechtel Group, Inc.	CH2M Hill, Incorporated	Fluor Corp.	HDR Engineering, Inc.	HNTB Corporation
Jacobs Engineering Group Inc.	Parsons Brinckerhoff Inc.	Peter Kiewit Sons	URS Corporation	The Washington Group International, Inc.
International

Arup Group Ltd. (UK)	Foster and Partners(UK)	Halcrow Group(UK)	JGC (Japan)	Kvaerner Goup (Norway)
EPC Latina Americana S.A. (Brazil)	Takenaka Corporation (Japan)	Technip Coflexip (France)	Wood Group Ltd. (UK)	WS Atkins PLC(UK)

          Owner/Operators

        Transportation. We are a leading provider of software solutions for the planning, design, construction and operation of transportation infrastructure, as well as intelligent transportation systems. Our transportation owner/operator users own and operate road and rail systems, airports and seaports.

        Manufacturing Plants. We are a leading provider of software solutions for process and discrete manufacturing industries, including automotive, biotech, chemicals, electronics, food and beverage, mineral and metals, oil and gas, pharmaceuticals, power generation, pulp and paper and shipbuilding. We provide a range of integrated applications for physical and conceptual plant design, construction and facility operations and for related information management.

        Building. We are a leading provider of software solutions to owner/ operators of commercial and institutional facilities who utilize our solutions for the design and construction of efficiently and timely-built facilities, at reduced construction and operating costs, and for space management and planning.

        Utilities. We are a leading provider of software solutions for utility organizations around the world, with a focus on planning, designing and engineering, operating and maintaining “outside plant” networks. Our products are used for a variety of applications, including rights-of-way mapping, network provisioning, engineering work orders and asset management.

        Government. We are a leading provider of software solutions to municipal and central government organizations around the world, for public works, defense and environmental applications such as parcel mapping and land registry, water and wastewater network management, and facilities engineering.

        The following lists the ten owner/operators within the transportation, manufacturing plants, utilities and government industries, and the owner/operators within the building industry, that contributed the highest amounts to our total revenues in 2001, in each case in excess of $100,000:

Transportation	Manufacturing Plants	Building	Utilities	Government

46 U.S. state departments of transportation

Banverket (Sweden)

Dallas Fort Worth International Airport

Deutsche Bahn AG (Germany)

DSB (Denmark)

Federal Aviation Administration

Fraport AG (Germany)

Group EGIS (France)

London Underground Limited (UK)

New York City Transit Authority	Alstom (France)

DaimlerChrysler Corporation

Duke Energy Corporation

EQUATE
Petrochemical (Kuwait)

Fincantieri Cantieri
Navali Italiani SpA
(Italy)

Merck

Pemex (Mexico)

Petrobras (Brazil)

Saudi Aramco

Siemens KWV (Germany)	Hong Kong SAR Government (China) Lucent Technologies New York City Housing Authority Starbucks Coffee Union Bank of Switzerland (Switzerland)	Bell South Corporation

Colt Telecom (UK)

Consolidated Edison Inc.

Consumers Energy

EDF GDF (France)

KPN Holding (Netherlands)

San Antonio City Public Service Board

SBC Communications Inc.

Telewest Communications plc (UK)

Verizon/GTE	BAW Ilmenau (Germany)

City of Minneapolis

City of Toronto (Canada)

Conseils Generaux & Regionaux (France)

LARIS Center (Russia)

Ministere de la Defense (France)

San Diego Data Processing Corporation

U.S. Air Force and Army

U.S. Army Corps of Engineers

U.S. Federal Government

Case Studies

Bechtel Corporation

        Bechtel Corporation, one of the world’s largest engineering and construction firms, is the prime contractor for the River Protection Project Waste Treatment Plant (WTP) in Hanford, Washington. The WTP is part of the government’s solution to the U.S. Department of Energy’s (DOE) single largest nuclear waste issue, the Hanford Tank Farm, which contains approximately 53 million gallons, in 177 underground tanks, of radioactive chemical and nuclear waste from reprocessing operations. Concerned about the deterioration of the tanks and the potential for radioactive waste to seep into the nearby Columbia River, the DOE commissioned the WTP in order to clean the site and securely store the nuclear waste. The total cost of the project, including design and construction, is estimated to be approximately $4 billion over 10 years. The project will use 250,000 cubic yards of concrete, 58,000 tons of reinforcing and structural steel, 1,500 tons of ductwork, nearly one million linear feet of pipe and 6 million feet of wire and cable.

        After being named the prime contractor on the WTP in December 2000, Bechtel desired a set of software solutions to streamline the design and construction of the project, including:

•	construction simulation applications to preview design changes and improve workflows;

•	collaboration servers to manage AEC content throughout the project’s lifecycle; and

•	an integrated platform for employees located in multiple areas to share data.

        Bechtel selected our solutions for the WTP because it believes our discipline-specific applications best address its architectural, structural, HVAC and other project requirements. Bechtel recently implemented our software to perform three-dimensional graphic modeling for construction design and simulation, with a goal to reduce project costs by improving constructability and minimizing change at the project site. Bechtel also uses our collaboration servers to manage, integrate and maintain over 25,000 files created in multiple applications for various disciplines. In addition, our collaboration servers enable project participants to query, search and leverage AEC content over the plant’s lifecycle, an important requirement of the DOE. For the design and construction of the WTP, Bechtel currently uses MicroStation, 15 discipline-specific applications and our collaboration servers, employing over 850 licenses.

        Bechtel standardized on the MicroStation platform in 1991 and currently owns nearly 3,000 MicroStation licenses world-wide.

          Pentagon Renovation Program

        The Pentagon, which is the headquarters for the U.S. Department of Defense, is the world’s largest low-rise office building and accommodates a daily population of approximately 23,000 employees. Since its original construction in 1943, the Pentagon has never undergone a major renovation. However, in 1991, approval was granted to begin the Pentagon Renovation Program (PenRen) in order to meet current health, fire and life safety codes and provide reliable electrical, air conditioning and ventilation services. PenRen is a long-term renovation project that entails more than 6,000,000 square feet of space and a multibillion-dollar budget. As part of this project, PenRen initiated the first comprehensive effort to standardize and organize all AEC content created in the Pentagon’s 58-year history. PenRen sought a solution that provided the most cost-effective way to:

•	standardize the process by which AEC models are created;
•	access AEC content in real-time to support renovation decisions; and
•	utilize AEC content throughout the lifecycle of the facility.

        PenRen uses our MicroStation platform to integrate considerable amounts of data into cohesive three-dimensional images. MicroStation enables PenRen to gather and exchange graphic images and notational data; draw and distribute construction designs; provide animated three-dimensional models and presentations; and coordinate AEC content with subcontractors, supervisors and operations staff. PenRen utilizes MicroStation, along with third party solutions, to generate AEC content that supports the simulation of the movement of people, furniture and equipment, resulting in fewer disruptions and minimized costs. Our products play a central role in the Pentagon’s long-term facility and infrastructure management plan by allowing easy access to AEC content over the life of the facility.

        In the wake of the September 11, 2001 attack on the Pentagon, MicroStation-based engineering models of the Pentagon quickly produced detailed structural drawings for use by rescue crews, structural engineers and law enforcement officers.

          New York State Department of Transportation

        The New York State Department of Transportation (NYSDOT) manages a large and complex transportation system with over 110,000 highway miles, 17,000 bridges, 5,000 rail miles, 456 aviation facilities and 12 major ports. Prior to implementing our solutions, the NYSDOT managed its AEC content either manually or through a variety of internally developed systems. The NYSDOT experienced significant challenges in efficiently creating and managing AEC content, communicating project changes in real-time to project participants located in multiple sites and providing timely and easy access to relevant information.

        The NYSDOT began utilizing our solutions in 1987 with an initial purchase of 100 MicroStation licenses and added 125 licenses of our roadway design solution in 1989. By 2001, NYSDOT held 600 licenses of MicroStation, 325 licenses of our roadway design solution and 800 licenses of our network plotting application. In 2002, NYSDOT entered into a five-year, $5.2 million enterprise subscription agreement with us, which provides access to our full suite of collaborative software solutions, as well as our consulting and training services. The NYSDOT uses MicroStation and our discipline-specific applications to design and support multi-billion dollar capital projects annually and our collaboration servers to improve production workflow and standardize technical drawings. NYSDOT will use our collaboration servers to organize and provide security for its 7,000 active and archived projects, consisting of more than 300,000 files. The tight integration and support of these solutions enable the NYSDOT to efficiently complete a greater number of projects while utilizing fewer resources.

          Bligh Lobb Sports Architecture

        Bligh Voller Nield, a MicroStation user since 1991, is one of Australia’s largest architecture practices. Bligh Voller Nield joined forces with a leading UK-based architectural firm, Lobb Partnership, to form a team of sports facility specialists called Bligh Lobb Sports Architecture (BLSA). In 1996, BLSA won the bid to design, build and operate Stadium Australia, the largest Olympic stadium ever built. A challenging design feature of the Sydney 2000 Olympic Stadium was the translucent, saddle-shaped roof, which was designed to effectively shade and protect spectators, allow maximum natural light for athletes and provide an environment for optimal turf growth. Another design consideration for the stadium was the objective to reduce seating capacity by over 25% following completion of the Olympics, to save on future maintenance costs. BLSA was seeking a solution that had three-dimensional simulation capabilities to review numerous versions of the project prior to construction and a collaboration platform for project participants and contractors to share data seamlessly.

        BLSA used our three-dimensional design capabilities to assist in designing and building Stadium Australia, including producing accurate drawings and models, automating engineering tasks and optimizing construction schedules. Using our three-dimensional models before construction began, BLSA was able to simulate the effects of light on the playing field and stands by creating a video with photo realistic animations containing “time-lapse” pieces for sunlight and shadow effects. In addition, our three-dimensional models simulated the phased seating reduction that was to follow the end of the Olympics. Our solutions allowed BLSA to explore multiple versions of the general stadium design, enabling collaboration and communication between various members of the design and construction teams. Construction of Stadium Australia began in September 1996, was completed three months ahead of schedule and successfully met budget guidelines.

Sales and Marketing

        We market and sell our products, subscriptions and services globally, through a combination of a direct sales force and channel partners.

        Our direct sales force and services organization is organized geographically into 11 territories. Five of these territories report to the Vice President of North America Operations and the remaining six report to the Senior Vice President of International Operations. In North America, in addition to our headquarters in Exton, Pennsylvania, we have 11 sales offices. Our international operations are headquartered in The Netherlands and we have 58 sales offices in 35 countries throughout Europe, the Middle East, Africa, Asia/Pacific and Latin and South America. In addition to our regionally-based sales force, we have supplemental industry-based teams of senior-level personnel who focus on opportunities in our targeted vertical industries.

        We also utilize a network of independent channel partners that provide sales, service and support to their assigned accounts and are responsible for developing new opportunities. Among our channel partners is a select group known as Bentley Integrators, which provides implementation and support services for our products. We own a minority equity interest or have an option to acquire a minority equity interest in 9 of our 11 Bentley Integrators. Our North American operations include 45 channel partners, of which 6 are Bentley Integrators, and our operations outside North America include 239 channel partners, of which 5 are Bentley Integrators.

        From 1987 through 1994, our products were distributed exclusively through Intergraph Corporation. In 1995 we began to develop a network of channel partners and a direct sales function to distribute our products other than through Intergraph and Intergraph continued distribution of our products on a non-exclusive basis. Over the past several years, we have increased our direct sales and support capabilities, focused on a reduced number of high quality channel partners and revised their compensation structure. In 2001 in North America, we further enhanced our direct relationship with our users by selling and delivering directly as opposed to indirectly through our channel partners. This change will be phased in globally during 2002. In February 2002, we announced our latest efforts to enhance our direct end user relationships by servicing certain of our largest accounts exclusively with our direct sales and support personnel while our channel partners focus on growing our business outside of these defined accounts. This change is aimed at properly deploying our limited sales and service resources toward the maximum number of opportunities. We plan to implement this new plan in 2003.

        Our marketing programs, developed corporately and executed locally, are driven by our effort to learn continuously about our users and their needs to tailor our products to their specific industries and interests. We focus on existing accounts and the potential of those accounts to purchase additional Bentley solutions by communicating our corporate mission to retain and grow subscriptions revenues and by supporting the sales efforts of our direct sales force and channel partners. Our marketing efforts include industry-focused trade shows and Bentley sponsored seminars, general and industry relevant electronic newsletters, newsgroups and Web sites, the annual international user conference and local user group functions, editorial coverage and trade advertising. Our Bentley Education Network promotes curriculum development in academic courses relating to our products within colleges, universities and other educational institutions worldwide.

Research and Development

        Since inception, we have devoted significant resources to develop our products and services. We believe our future success depends in large part on continuing innovation and rapid development. Our total research and development expenses were $40.5 million in 2001, $35.3 million in 2000 and $34.0 million in 1999. As of March 31, 2002, our research and development organization consisted of 333 employees. Our principal development center is in Exton, Pennsylvania, with other centers in Huntsville, Alabama, Miami, Florida, Turku, Finland and Quebec City, Canada. We expect to continue to devote substantial resources to our research and development activities.

Competition

        The market for our software products and services has been and continues to be intensely competitive. We expect additional competition from established as well as emerging software companies. Our competitors vary in size and in the scope of the products and services they offer and include well-established companies that have larger installed user bases. We encounter competition from a number of sources, including:

•	technology companies providing content creation, management and publishing in the vertical industries that we target, including transportation, manufacturing plants, building, utilities and government. These include Autodesk, Intergraph (which is one of our principal stockholders), CadCentre (Aveva Group), Dassault Systemes, Eaglepoint, Nemetschek, Graphisoft, ESRI and Siemens, among others.

•	vendors of factory planning solutions, including mechanical computer aided design, such as Dassault Systemes and Electronic Data Systems Corporation;

•	vendors of product lifecycle management solutions, such as Agile, MatrixOne and SAP;

•	generalized content management, document management and publishing vendors, such as Documentum, FileNet and Open Text Corporation;

•	horizontal collaborative, enterprise software vendors, such as Microsoft Corporation and Oracle;

•	systems integrators, who may advocate for alternative approaches or competitive solutions; and

•	“in house” information technology departments or local technology providers that may develop technology that provides some or all of the functionality of our products and services.

        Some of the products from vendors targeting the same vertical industries we target are built upon our design platform, MicroStation, such as applications offered by Intergraph. Intergraph also offers applications on its own platform technologies such as SmartPlant and GeoMedia. Other competing products are built upon other design platforms, such as AutoCAD and other proprietary platforms. To some degree, vertical application competition is derived from a design platform decision. Application vendors are typically very focused on serving their target industries and compete very aggressively.

        We believe that the principal competitive factors affecting our market include:

•	new product and technology introductions;

•	product features, functionality, performance and price;

•	availability, completeness and integration of discipline-specific applications;

•	collaborative capabilities among project participants;

•	product enhancements;

•	ease of integration and speed of implementation;

•	knowledge of a customer’s industry;

•	level of customer service and training;

•	sales and marketing efforts; and

•	company reputation.

        Although we believe our solutions currently compete favorably with respect to these factors, we may not be able to maintain our competitive position against current and potential competitors, especially those with significantly greater financial, marketing, service, support, technical and other resources. Maintaining and growing our market share depends heavily upon our success in innovating, enhancing current products and developing or acquiring new products. Emerging technologies can disruptively change the competitive landscape and can permit new and strong competitors to emerge or allow existing competitors to strengthen their positions. Increased competition may impair our ability to maintain market share and may result in price reductions and reduced revenues and profit margins, any of which would harm our business.

Intellectual Property

        Our success and ability to compete is dependent in part on our ability to develop and maintain the proprietary aspects of our technology without infringing the proprietary rights of others. We rely primarily on a combination of contract, patent, copyright, trademark and trade secret laws as well as other measures, including confidentiality agreements, to protect our proprietary information. Existing copyright laws afford only limited protection. We cannot guarantee that these protections will be adequate or that our competitors will not independently develop technologies that are substantially equivalent or superior to our technology. In addition, the laws of certain countries in which our software products are or may be licensed do not protect our software products and intellectual property rights to the same extent as the laws of the United States. As of March 31, 2002, we had 6 issued patents and 22 pending patents with the U.S. Patent and Trademark Office.

        We integrate third-party software into certain of our products. In particular, we license the following software, which is incorporated into MicroStation:

•	the Parasolids solids modeling library from Unigraphics Solutions, Inc., a subsidiary of Electronic Data Systems Corporation, which license expires in October 2005; and

•	the OpenDWG toolkit from the OpenDWG Alliance, which is subject to a perpetual license.

        We may not be able to renew these or other third-party licenses or to develop or purchase alternative technology. Even if licenses for third-party software or licenses for alternative technology are available to us, they may not be available on commercially reasonable terms. If we cannot maintain or acquire licenses for important third-party software or develop or license similar technology on a timely or commercially reasonable basis, our business, financial condition and operating results will be seriously harmed.

        We do not believe our software products, third-party software products we offer under sublicense agreements, our trademarks or our other proprietary rights infringe the proprietary rights of third parties. However, we cannot guarantee that third parties will not assert infringement claims against us with respect to current or future software products or that any such assertion may not require us to enter into royalty arrangements or result in costly litigation.

        Our license agreements with our users contain provisions designed to limit the exposure to potential product liability claims. It is possible, however, that the limitation of liability provisions contained in these license agreements may not be valid as a result of future federal, state or local laws or ordinances or unfavorable judicial decisions. Although we have not experienced any material product liability claims to date, the license and support of our software for use in mission critical applications creates the risk of a claim being successfully pursued against us. Damages or injunctive relief resulting under such a successful claim could seriously harm our business.

Employees

        As of March 31, 2002, we had 1,145 full time employees, including 507 in sales and marketing, 333 in research and development, 214 in professional services and user support and 91 in administration. Our performance depends in significant part on our ability to attract, train and retain highly qualified personnel. None of our employees are represented by a labor union and we believe that our relations with our employees are good.

Facilities

        Our corporate headquarters and executive offices are in Exton, Pennsylvania, where we own two adjacent office buildings aggregating approximately 78,000 square feet. We also lease a European regional headquarters in Hoofddorp, The Netherlands. We believe our current facilities are adequate for our needs for the foreseeable future.

Legal Proceedings

        From time to time we become involved in litigation arising out of operations in the normal course of business. As of the date of this prospectus, we do not believe the outcome of any pending legal proceeding of which we are a party will have a material adverse effect on our operating results or financial position.

MANAGEMENT

Directors and Executive Officers

        The following table sets forth information with respect to our directors and executive officers as of March 31, 2002:

Name	Age	Position

Greg Bentley	46	Chief Executive Officer, President and Chairman of the Board
Keith A. Bentley	43	Director and Co-Chief Technology Officer
Barry J. Bentley, Ph.D.	45	Director and Co-Chief Technology Officer
Alton B. (Buddy) Cleveland, Jr.	52	Senior Vice President, General Manager, Bentley Software
Ted Lamboo	44	Senior Vice President, International Operations
David G. Nation	49	Senior Vice President of Corporate Affairs, General Counsel and Secretary
Malcolm S. Walter	48	Chief Financial Officer, Senior Vice President and Head of Field Operations
Kirk B. Griswold	40	Director
Jay D. Seid	41	Director

        Greg Bentley has served as President and Chairman of the Board since June 1996 and Chief Executive Officer since August 2000. Prior to joining us in 1991, Mr. Bentley founded and served as Chief Executive Officer of Devon Systems International, Inc., a provider of financial trading software. In 1987, that company was acquired by SunGard Data Systems, Inc., a New York Stock Exchange listed information technology provider. Mr. Bentley continues to serve as a director of SunGard and a member of its Audit Committee. Mr. Bentley holds a bachelor’s degree in Decision Sciences and a M.B.A. in Finance from the Wharton School of the University of Pennsylvania.

        Keith A. Bentley is one of our co-founders and has served as Co-Chief Technology Officer since March 2002 and prior thereto he served as Chief Technology Officer since August 2000. He has also served as a director and an executive officer since our inception in 1984. Mr. Bentley was our President until 1996 and our Chief Executive Officer until August 2000. He holds a bachelor’s degree in Electrical Engineering from the University of Delaware and a M.A. in Electrical Engineering from the University of Florida.

        Barry J. Bentley, Ph.D. is one of our co-founders and has served as Co-Chief Technology Officer since March 2002. He has served as a director and an executive officer since our inception in 1984. He served as Executive Vice President from June 1996 to March 2002 and is involved with the planning and development of our software products and technology. From September 1984 to June 1996, Dr. Bentley served as Chairman of the Board. His software development career dates back to 1979, when he co-founded and served as Vice President of Dynamic Solutions Corporation, a software firm. Dr. Bentley holds a bachelor’s degree in Chemical Engineering from the University of Delaware and a M.S. and Ph.D. in Chemical Engineering from the California Institute of Technology.

        Alton B. (Buddy) Cleveland, Jr. has served as Senior Vice President and General Manager of Bentley Software since August 2000. Bentley Software is our division that is responsible for the strategic direction and management of all of our software products and development activities. From June 1999 to August 2000, Mr. Cleveland served as Senior Vice President of our Model Engineering Business Group. He originally joined us in December 1997 when we acquired Jacobus Technology, which he founded and served as its President from its inception in 1991 until June 1999. Before founding Jacobus Technology, Mr. Cleveland had a 20-year career with Bechtel Corporation, where he last served as Manager of Automation Technology. He holds a bachelor’s degree in Engineering from Johns Hopkins University.

        Ted Lamboo has served as Senior Vice President, International Operations since January 2000. In that capacity, he defines the overall strategy for expansion in regions outside North America, as well as ensuring continued local-language support for users from diverse countries. From September 1994 through December 1997, Mr. Lamboo served as Senior Vice President of Sales at Bentley Europe, Middle East and Africa and from January 1998 to January 2000 he served as President, Bentley Asia/ Pacific. Previously, Mr. Lamboo served for 13 years at Intergraph Europe, the European headquarters of Intergraph Corporation. He holds a M.S. in Geodetic Engineering from the University of Utrecht in the Netherlands and several post-graduate diplomas in Computer Engineering and Development.

        David G. Nation has served as Senior Vice President of Corporate Affairs, General Counsel and Secretary since December 1995. In addition to his management of our legal affairs, Mr. Nation supervises our human resources department and much of our business development and financial activities. Previously, he was Senior Vice President and General Counsel of Continental Medical Systems, Inc., a New York Stock Exchange listed company. Prior to 1991, he was a partner at the law firm of Drinker Biddle & Reath LLP. He holds a bachelor’s degree from the Wharton School of the University of Pennsylvania and a J.D. from Boston University School of Law.

        Malcolm S. Walter has served as Chief Financial Officer and Senior Vice President since October 1999 and Head of Field Operations since March 2002. In addition to his duties as CFO, he has had responsibility for the functions of a chief operating officer for our global sales and marketing organization since August 2000. He also manages certain back office functions supporting our sales organization and operations. In the four years prior to his joining us in October 1999, Mr. Walter was Chief Financial Officer for R&B, Inc., a Nasdaq listed company and a worldwide distributor of automotive parts for aftermarket repair. Previously, Mr. Walter held positions in finance and operations with several technology companies. Mr. Walter is a CPA and worked for Arthur Andersen for six years. He holds a bachelor’s degree in Accounting and Computer Science from the Wharton School of the University of Pennsylvania.

        Kirk B. Griswold has served as a director since April 2002. Mr. Griswold co-founded and has served as a Partner since May 1996 of Argosy Investment Partners, L.P., an investment company specializing in small and lower middle market companies. Since November 1990, he also has served as Managing Director of Odyssey Capital Group, L.P., a private investment fund affiliated with Argosy Investment Partners, L.P. Mr. Griswold holds a bachelor’s degree in Physics from the University of Virginia and a M.B.A. in both Management and Finance from the Wharton School of the University of Pennsylvania.

        Jay D. Seid has served as a director since June 1999. Mr. Seid has been a Managing Director of Bachow & Associates, Inc. since May 1997. From December 1992 through May 1997, he was a Vice President of Bachow & Associates, Inc. Previously, Mr. Seid practiced corporate law at Wolf, Block, Schorr & Solis-Cohen. Mr. Seid currently serves on the board of directors of Paradigm Geophysical Ltd. and Berger Holdings, Ltd. He holds a bachelor’s degree in Business Administration, Economics and Art History from Rutgers University and his J.D. from New York University School of Law.

        Messrs. Greg, Keith and Barry Bentley are brothers. Raymond and Richard Bentley, who work at our company, are also brothers of Greg, Keith and Barry Bentley.

Executive Committee

        We have an Executive Committee that meets periodically to set overall policies and strategies and to make key decisions regarding our operations and technology development priorities. The Executive Committee is not a committee of our board of directors. Messrs. Greg, Keith and Barry Bentley and Messrs. Cleveland, Lamboo, Nation and Walter are members of the Executive Committee.

Board of Directors

        Our board of directors currently consists of five directors. At the closing of this offering, our board of directors will be divided into three classes serving staggered three-year terms. Each year, the directors of one class will stand for election as their terms of office expire. Barry Bentley and Jay Seid will serve as Class I directors with their terms of office expiring in 2003; Keith Bentley and Kirk Griswold will serve as Class II directors with their terms of office expiring in 2004; and Greg Bentley will serve as a Class III director with his term of office expiring in 2005. The board plans to appoint an additional independent director within 12 months after the closing of this offering to serve as a Class III director. At each annual meeting of stockholders after the initial classification of the board of directors, the successors to directors whose terms will then expire will be elected to serve from the time of their election until the third annual meeting of stockholders following such election.

Board Committees

        Prior to this offering all of our directors were members of the audit committee. Following this offering, our board of directors will establish an audit committee and compensation committee whose members will not be our employees or be affiliated with management. In keeping with New York Stock Exchange listing requirements, our board of directors will adopt a charter for our audit committee. We will file this charter at least once every three years as an appendix to our annual proxy statement that we file with the Securities and Exchange Commission.

        The functions of the audit committee will initially be to:

•	review quarterly and annual financial statements;

•	evaluate and recommend to our board of directors the firm of independent public accountants to be appointed as our auditors, which firm will be ultimately accountable to our board of directors through the audit committee;

•	review and discuss with the outside auditors their audit procedures, results, scope, fees and timing of the audit;

•	review the written statements from the outside auditors concerning any relationships between the auditors and us or the provision of non-audit services, including information technology and other non-audit services, that may adversely affect the independence of the auditors and, based on such review and other factors, assess the independence of the outside auditors;

•	review and discuss with our management and the outside auditors our financial statements and our auditors’ judgment as to the quality of our accounting practices, principles and internal controls;

•	review and discuss with management and the outside auditors: (a) any material financial or non-financial arrangements we have which do not appear on our financial statements; and (b) any transactions or courses of dealing with parties related to us which are significant in size or involve terms or other aspects that differ from those that would likely be negotiated with independent parties and which arrangements or transactions are relevant to an understanding of our financial statements;

•	review and discuss with management and the outside auditors the accounting policies that may be viewed as critical and any significant changes in our accounting policies and proposals that may have a significant impact on our financial reports;

•	review material pending legal proceedings involving us and other contingent liabilities; and

•	review the appropriateness of the audit committee charter on an annual basis.

        As required by the New York Stock Exchange, we plan to appoint another independent director as a member of the audit committee within 12 months following this offering.

Director Compensation

        We historically have not compensated our directors for serving on the board. After this offering, we will provide annual cash compensation to each non-employee director of $15,000 plus $2,000 to audit and compensation committee members for each committee meeting attended. Under our 2002 stock option plan for non-employee directors, each of our non-employee directors will receive an automatic annual grant of an option to purchase 5,000 shares of our common stock. See “— Benefit Plans — 2002 Stock Option Plan for Non-Employee Directors.”

Executive Compensation

        The following table shows information concerning compensation paid in the year ended December 31, 2001 to our (1) Chief Executive Officer, (2) our Co-Chief Technology Officers, (3) the remaining members of our Executive Committee and (4) two highly compensated non-executive employees.

Summary Compensation Table

						Long-Term
						Compensation
		Annual Compensation(1)
						Securities
					Other Annual	Underlying	All Other
Name and Principal Position	Year	Salary	Bonus		Compensation(2)	Options	Compensation(3)

Greg Bentley*	2001	$200,000	$1,073,000	(4)	$68,534	—	$6,800
Chief Executive Officer, President and Chairman
Keith A. Bentley*	2001	200,000	1,073,500	(4)	68,534	—	6,800
Co-Chief Technology Officer
Barry J. Bentley, Ph.D.*	2001	200,000	1,073,000	(4)	68,534	—	6,800
Co-Chief Technology Officer
Alton B. (Buddy) Cleveland, Jr.*	2001	180,000	121,253	(5)	—	40,000	6,800
Senior Vice President and General Manager of Bentley Software
Ted Lamboo*	2001	129,022	206,462	(5)	—	30,700	—
Senior Vice President, International Operations
David G. Nation*	2001	275,000	257,902	(5)	34,267	50,000	6,172
Senior Vice President of Corporate Affairs, General Counsel and Secretary
Malcolm S. Walter*	2001	243,750	194,001	(5)	—	40,000	6,800
Chief Financial Officer, Senior Vice President and Head of Field Operations
Raymond B. Bentley	2001	200,000	716,167	(4)	34,267	—	6,800
Richard P. Bentley	2001	200,000	357,333	(4)	34,267	—	6,800

*	Member of the Executive Committee.

(1)	With respect to each of the persons listed on the “Summary Compensation Table,” the aggregate amount of perquisites and other personal benefits, securities or property received was less than either $50,000 or 10% of the total annual salary and bonus reported for such persons.

(2)	Amounts listed represent interest paid in August 2001 in connection with an aggregate of $5.1 million of deferred compensation earned in 1999. Interest on the deferred compensation is at the rate of 6% per annum and is paid annually. The deferred compensation will be paid six months after this offering. See “Certain Relationships and Related Transactions — Transactions with Executive Officers.”

(3)	Amounts listed represent matching contributions to our profit sharing/401(k) plan.

(4)	Amounts listed represent aggregate incentive compensation for all five Bentley brothers, generally based on 20%, of operating cash earnings.

(5)	Amounts listed represent quarterly bonuses under our Executive Incentive Plan. See “Benefit Plans — Executive Incentive Plan.” Mr. Lamboo was also paid incentive compensation based on the performance of our international sales organization.

Option Grants in Last Fiscal Year

        The following table sets forth information regarding grants of stock options during fiscal year 2001 to each of the executive officers named in the Summary Compensation Table. None of the Bentleys have ever been granted options to purchase our stock.

	Individual Grants

	Number of				Potential Realizable
	Shares of	Percentage of			Value at Assumed
	Common	Total			Annual Rates of Stock
	Stock	Options			Price Appreciation for
	Underlying	Granted to	Exercise		Option Term(3)
	Options	Employees in	Price	Expiration
Name	Granted(1)	FY2001(2)	Per Share	Date	5%	10%

Alton B. (Buddy) Cleveland, Jr.	40,000	2.8%	$6.12	11/26/2011
Ted Lamboo	30,700	2.2	6.12	11/26/2011
David G. Nation	50,000	3.5	6.12	11/26/2011
Malcolm S. Walter	40,000	2.8	6.12	11/26/2011

(1)	These options vest annually over a four-year period beginning on November 27, 2002.

(2)	Based on options to purchase 1,428,540 shares of our common stock granted during the fiscal year ended December 31, 2001.

(3)	Potential realizable values are computed by: (i) multiplying the number of shares of common stock subject to a given option by the initial public offering price of $ , (ii) assuming that the aggregate stock value derived from that calculation compounds at the annual 5% and 10% rates shown in the table over the term of the options, and (iii) subtracting from that result the aggregate option exercise price. The potential realizable values do not take into account applicable tax expense payments that may be associated with such option exercises. The assumed 5% and 10% rates of stock price appreciation are provided in accordance with rules of the Securities and Exchange Commission and do not represent our estimate or projection of the future stock price. Actual realized value, if any, will be dependent on the future price of the common stock on the actual date of exercise, which may be earlier than the stated expiration date.

Fiscal Year-End Option Values

        None of the executive officers or non-executive employees named in the Summary Compensation Table exercised options during fiscal year 2001. The following table sets forth the number and value of shares underlying unexercised options held as of December 31, 2001.

	Number of Shares		Value of Unexercised
	Underlying Unexercised		In-the-Money Options at
	Options at Fiscal Year-End		Fiscal Year-End(1)

Name	Exercisable	Unexercisable	Exercisable	Unexercisable

Alton B. (Buddy) Cleveland, Jr.	27,250	47,750
Ted Lamboo	48,000	43,200
David G. Nation	68,630	67,500
Malcolm S. Walter	15,000	55,000

(1)	There was no public trading market for our common stock as of December 31, 2001. Accordingly, as permitted by the rules of the Securities and Exchange Commission, these values have been calculated on the basis of the assumed initial public offering price per share of $ minus the relevant exercise price.

Employment Agreements

        Prior to this offering, we plan to enter into employment agreements with each of Greg, Keith, Barry and Raymond Bentley. The employment agreements will be effective upon the closing of this offering. Under the employment agreements, these employees will be entitled to annual base salaries and will participate in performance-based bonus arrangements based generally on the level of operating income achieved versus an annual target established by our board of directors.

        Under their respective employment agreements, if the employment of either Greg, Keith, Barry or Raymond Bentley is terminated by us without cause or if they terminate for good reason, the terminated employee will be entitled to receive a lump sum severance payment equal to two times (three times, if the termination follows a change in control of our company) their base salary and target bonus for the year in which the termination occurs. In addition, we plan to adopt a supplemental executive retirement program for each of Greg, Keith, Barry and Raymond Bentley. Under this program, each of them will be eligible to receive an annual retirement benefit related to their age and an agreed percentage of their average base salary and bonus compensation under the agreements.

        Each of Greg, Keith and Barry Bentley will also be granted, upon the completion of this offering, performance-accelerated stock options to purchase shares of our common stock. The per share exercise price for each share underlying the options will be equal to the per share initial public offering price for our shares under this offering. The options will become vested if the grantee is still employed by us five years after the grant date, subject to acceleration of vesting upon achievement of certain performance-based targets relating to our earnings growth. If Greg, Keith or Barry Bentley are terminated by us without cause or if they terminate for good reason, all of their performance-accelerated stock options will become 100% vested and exercisable, and the options will remain exercisable for one year after termination.

Compensation Committee Interlocks and Insider Participation

        Greg, Keith and Barry Bentley participated in deliberations relating to executive compensation in 2001. None of our executive officers serve as a member of the board of directors or compensation committee of any entity that has an executive officer serving as a member of our board of directors or compensation committee.

Benefit Plans

2002 Stock Option Plan for Employees

        We intend to adopt the 2002 stock option plan for employees to attract and retain capable employees and to provide an inducement to such personnel, through share ownership in our company, to promote the best interest of the company. Under the 2002 stock option plan for employees, we will be authorized to issue incentive stock options and non-qualified stock options to purchase up to 2,000,000 shares of our common stock. As of January 1 of each year, additional shares will be made available under the 2002 stock option plan for employees — for non-qualified stock options only — as necessary to keep the sum of (i) the number of shares that remain available for options under the 2002 stock option plan for employees plus (ii) the number of shares subject to outstanding options in the aggregate under our 1995, 1997 and the 2002 stock option plans for employees at 15% of the outstanding common stock as of such January 1 of such year.

        The 2002 stock option plan for employees will be administered by the compensation committee consisting of at least two non-employee directors appointed by our board of directors. The committee will have full authority, subject to the terms of the 2002 stock option plan for employees, to select optionees, to determine the terms and conditions of options, and generally to administer the plan. We intend for the options of non-executive-officer employees to be subject to time-based vesting.

        We intend to issue performance accelerated stock options, or PASOs, which may be incentive stock options or non-qualified stock options, to certain of our executive officers once each year. We expect that the performance period of each PASO will be at least one year. We also expect that the term of the

PASO will be ten years, with options vesting five years after the date of grant, except that vesting under a PASO will be accelerated upon achievement of stated financial performance goals.

        Under the plan, options may be granted for terms of up to ten years at an exercise price per share determined by the committee, but which will not be less than their fair market value as of the grant date. Incentive stock options will be subject to additional limitations required to comply with the Internal Revenue Code, such as requirements that:

•	the exercise price per share of an incentive stock option granted to a person who owns more than 10% of our voting stock cannot be less than 110% of the fair market value of the optioned shares on the date of the grant and the term of the incentive stock option cannot be more than five years;

•	the aggregate fair market value, determined at the time the option is granted, of the shares with respect to which incentive stock options are exercisable for the first time by any optionee during any calendar year may not exceed $100,000; and

•	an incentive stock option may not be assignable or transferable by an optionee other than by will or the laws of descent and distribution.

2002 Stock Option Plan for Non-Employee Directors

        We intend to adopt the 2002 stock option plan for non-employee directors in order to align more closely the interests of our non-employee directors with our stockholders. Under the 2002 stock option plan for non-employee directors, we will be authorized to issue to our directors who are not our employees, non-qualified stock options to purchase up to 100,000 shares of our common stock. The plan will provide for an automatic annual grant to each non-employee director of an option to purchase 5,000 shares of our common stock. The compensation committee will administer the 2002 stock option plan for non-employee directors. The exercise price per share of options granted under the 2002 stock option plan for non-employee directors will be at least 100% of the fair market value of our common stock on the grant date, and the options generally will expire 10 years from the grant date unless extended in the committee’s discretion. Options granted under the plan generally will vest 20% on the date of grant and 20% each year for the next four years.

1997 Stock Option Plan

        The 1997 stock option plan permits our board of directors to grant to our employees non-qualified stock options and incentive stock options for the purchase of our common stock. We have reserved 3,800,000 shares of common stock for issuance under the 1997 stock option plan, of which 3,393,816 shares of common stock were issuable upon the exercise of stock options outstanding as of March 31, 2002. No further options will be granted under the 1997 stock option plan after the closing of this offering but all options outstanding under the plan will remain in full force and effect. Options granted under the 1997 stock option plan vest over four years and generally terminate on the tenth anniversary of the date of grant.

1995 Stock Option Plan

        The 1995 stock option plan permits our board of directors to grant to our employees non-qualified stock options for the purchase of our common stock. We have reserved 1,075,080 shares of common stock for issuance under the 1995 stock option plan, of which 564,130 shares were issuable upon the exercise of stock options outstanding as of March 31, 2002. No further options will be granted under the 1995 stock option plan but all options outstanding under the plan will remain in full force and effect. Options granted under the 1995 stock option plan generally vest over four years and terminate on either January 31, 2004 or November 13, 2006.

Profit Sharing/401(k) Plan

        We maintain a qualified profit sharing/401(k) plan for the benefit of substantially all full-time employees in the United States with six months of service. Under the plan, eligible employees may elect to make salary deferral contributions of their annual compensation, subject to certain statutory limitations. We make matching contributions to the 401(k) portion of our plan and may make discretionary contributions to the profit sharing portion of our plan up to a maximum of 6% of qualified annual compensation for each eligible participating employee. Each employee’s right to the matching and discretionary contributions made to their profit sharing plan/401(k) account are subject to vesting. The vesting period, which commences upon the beginning of the employee’s service with us, is four years.

        Discretionary contributions under the plan may be made in cash or stock, at the election of our board of directors. As of March 31, 2002, we had issued 355,626 shares of our Class B common stock to the trustee of the plan for the accounts of our U.S. employees.

        We also maintain various retirement benefit plans for employees of our international subsidiaries, primarily defined contribution plans.

Executive Incentive Plan

        The members of our Executive Committee identified above, other than Greg, Barry and Keith Bentley, are paid quarterly bonuses as a percentage of their cash compensation. The percentage is computed under a formula based generally on our achievement of our budgeted cash operating earnings as a percentage of net revenues for the quarter.

CERTAIN RELATIONSHIPS AND RELATED TRANSACTIONS

Transactions with Intergraph

        At December 31, 2001, Intergraph Corporation, a publicly traded company (NASDAQ: INGR) and a stockholder of our company since 1987, owned approximately 29% of our fully diluted common stock. Intergraph currently distributes our products on a non-exclusive basis. Revenues from Intergraph aggregated 4.4%, 2.3% and 2.4% of total revenues in 1999, 2000 and 2001, respectively.

        During 1999, we and Intergraph entered into a number of agreements to settle pending disputes. Under the settlement agreements, among other things, Intergraph paid us approximately $13.7 million, transferred to us 3,000,000 shares of our Class A common stock and agreed to terminate its use of our proprietary plotting libraries in all Intergraph products. In connection with one of the settlement agreements, we granted Intergraph registration rights that allow them to sell shares of our common stock in this offering.

        On December 26, 2000, we purchased the civil engineering, plot-services and raster-conversion software product lines from Intergraph for an initial purchase price of approximately $24.6 million. At the closing, we paid approximately $13.5 million in cash and delivered a promissory note for approximately $11.1 million, which is payable in equal quarterly installments over a three-year period. The note bears interest at an annual rate of 9.5%. The principal amount of the note was subject to adjustments based on transferred and renewal maintenance revenues related to the software product lines that we acquired from Intergraph. The principal amount of the note was adjusted upward as of June 1, 2001 to $13.2 million and again as of December 1, 2001 to $17.2 million. As adjusted, the total purchase price was $35.4 million. The principal balance of the note as of March 31, 2002 was approximately $15.2 million. The Bentley SELECT contracts and the revenues from those contracts, to the extent related to the acquired product lines, secure our payment of the note to Intergraph Corporation. We plan to repay this note with a portion of the net proceeds of this offering.

Transactions with Executive Officers

        Between 1987 and 1994, we were owned 50% by Greg, Keith, Barry, Raymond and Richard Bentley, on the one hand, and 50% owned by Intergraph, on the other hand, and Intergraph had the exclusive worldwide right to distribute all our products. During that period, one-third of the royalties from Intergraph under the exclusive distribution agreement was paid as bonuses to Greg, Keith, Barry, Raymond and Richard Bentley. Upon settlement of an arbitration with Intergraph in 1999, in which we sought to recover due but unpaid royalties for the period between 1987 and 1994, bonuses based on the unpaid royalties received in the settlement, net of arbitration costs, were paid to the Bentleys and David Nation. In the aggregate, those bonuses consisted of $0.9 million in cash and deferred compensation arrangements under which an aggregate $5.1 million payment will be made six months after the completion of this offering. Interest on the deferred compensation is at the rate of 6% per annum and is paid annually.

        On August 6, 1999, we sold an aggregate of 1,000,000 shares of our Class A common stock to Greg, Keith, Barry, Raymond and Richard Bentley and David Nation for an aggregate purchase price of $5.1 million. In connection with this purchase, we loaned them an aggregate of $5.1 million. All of the these loans are evidenced by full recourse promissory notes and become due and payable six months after the closing of this offering. Interest on the notes at 6% per annum is paid annually. As of December 31, 2001, an aggregate principal amount of $5.1 million was outstanding under the notes.

        On December 26, 2000, we entered into a $32 million Revolving Credit and Security Agreement with PNC Bank, National Association and Citibank N.A. As a condition to the agreement with the banks, each of Greg, Keith and Barry Bentley and their spouses executed agreements in favor of PNC Bank and Citibank to personally guarantee, and pledged personal assets to secure the guarantees, up to $7.5 million of our obligations under the revolving line of credit. In consideration for executing the guaranty agreements, we issued to the guarantors warrants to purchase up to an aggregate of 579,984 shares of

Class B common stock and agreed to lend them the estimated amount of their income taxes due on the value of the compensation for the guarantees represented by those warrants. The warrants expire on December 26, 2010. The guarantees were released in July 2001. In connection with the guarantee and our tax loan promise, we loaned Greg Bentley and his spouse $229,400 on January 14, 2002. The loan bears interest at an annual rate of 6% and will become due and payable six months after the completion of this offering.

        The exercise price for each of the warrants to purchase Class B common stock issued to Greg, Keith and Barry Bentley in connection with the bank guaranty agreements is equal to the initial public offering price per share of our common stock less a discount. The discount on the exercise price was initially 20% and increases by 10% per year on a straight line basis over a five-year period beginning on December 26, 2001, up to a maximum discount of 70%. As of March 31, 2002, the discount was 22.6%. These warrants will be automatically exercised, on a net issuance basis, immediately prior to the closing of this offering.

        On December 26, 2000, we sold an aggregate of 75,000 shares of Senior Class C common stock and warrants to purchase an aggregate of 1,040,000 shares of Class B common stock. This equity was required as a condition to the revolving credit and security agreement and the proceeds were used to fund our acquisition of product lines from Intergraph. In that transaction, Greg Bentley purchased 27,500 shares of our Senior Class C common stock and warrants to purchase approximately 381,333 shares of our Class B common stock for a purchase price of $2.75 million and each of Keith Bentley and Barry Bentley purchased 5,000 shares of our Senior Class C common stock and warrants to purchase approximately 69,333 shares of our Class B common stock for a purchase price of $0.5 million. The balance of the offering of 37,500 shares of Senior Class C common stock and warrants to purchase up to 520,000 shares of Class B common stock were purchased by third party investors for an aggregate purchase price of $3.75 million. The warrants expire on December 26, 2010. The Senior Class C common stock accrues quarterly dividends and we are obligated, subject to certain conditions under our revolving credit and security agreement, to pay 45 days following the end of the quarter, one-half of the quarterly dividend accrual and may pay the other half at the discretion of our board of directors.

        On July 2, 2001, Malcolm Walter, our Chief Financial Officer, Senior Vice President and Head of Field Operations, purchased 1,000 shares of our Senior Class C common stock and warrants to purchase 13,867 shares of our Class B common stock for a purchase price of $0.1 million. At the same time, an additional 25,000 shares of Senior Class C common stock and warrants to purchase up to 346,667 shares of Class B common stock were purchased by a third party investment firm. The warrants expire on July 2, 2011.

        The exercise price for each of the warrants to purchase Class B common stock issued to Greg, Keith and Barry Bentley and Malcolm Walter is equal to the initial public offering price per share of our common stock less a discount. For each warrant, the discount on the exercise price was initially 0% and increases by 10% per year on a straight line basis over a five-year period beginning on the first anniversary of its sale up to a maximum discount of 50%. As of March 31, 2002, the discount on the warrants sold on December 26, 2000 was 2.6% and the discount on the warrants sold on July 2, 2001 was 0%. These warrants will be automatically exercised, on a net issuance basis, immediately prior to the closing of this offering.

Other Transactions

        On October 1, 2001, we entered into a Warehouse and Shipping Outsourcing Agreement with VideoRay, LLC. Under the agreement, we outsource to VideoRay the warehousing and shipping services that we previously had conducted in-house. The outsourcing was desirable because of our diminishing needs for our warehouse and related services as a result of changes in our product distribution methods, from physical kits to electronic delivery. VideoRay also assumed the operation of and all lease payments for our warehouse in Exton, Pennsylvania. We pay VideoRay a monthly fee of $23,700 for these services and VideoRay assumes certain costs of operating the facility, including rent, warehouse-related occupancy costs, payroll, medical and insurance expenses for our employees working under VideoRay’s supervision to perform required services under the agreement and equipment maintenance and service and other costs. We may also pay an additional $1,000 per month in fees if telephone costs between the parties are separable. In addition, we reimburse VideoRay for carrier costs for shipments and certain other expenses. The warehouse agreement expires on December 31, 2002, although we have the right to terminate the agreement if we find an alternate source who can provide the services better or cheaper. All of the costs for these out-sourced services were previously borne by us. In connection with all the services provided under the warehouse agreement, we paid $0.3 million to VideoRay in 2001 for the portion of the year that the agreement was in force, including $0.2 million for carrier costs. Richard Bentley, one of our employees and a brother of Messrs. Greg, Keith and Barry Bentley, owns a 68% equity interest in VideoRay. We negotiated this agreement on an arms-length basis and believe that the terms of the agreement are at least as favorable as could have been obtained from an unaffiliated third party.

        In connection with purchases of our securities, we have granted demand and piggyback registration rights to various directors, executive officers and stockholders in accordance with an Amended and Restated Information and Registration Rights Agreement dated December 26, 2000 and Joinders to the Amended and Restated Information and Registration Rights Agreement dated July 2, 2001 and September 18, 2001. See “Description of Capital Stock — Registration Rights.”

        Our certificate of incorporation and by-laws provide that we will indemnify our directors and executive officers and may indemnify our other officers and employees and other agents to the fullest extent permitted by law. See “Description of Capital Stock — Limitation on Liability.”

        We expect that all future transactions between us and our executive officers, directors or principal stockholders will be on terms no less favorable to us than could be obtained from unaffiliated third parties.

        We maintain directors’ and officers’ liability insurance that provides our directors and officers with insurance coverage for losses arising from claims based on breaches of duty, negligence, error and other wrongful acts.

PRINCIPAL AND SELLING STOCKHOLDERS

        The following table shows information known to us with respect to the beneficial ownership of our common stock as of March 31, 2002 by:

•	each person (or group of affiliated persons) known by us to be the owner of more than 5% of our outstanding common stock;

•	the selling stockholder;

•	each of our directors;

•	each of our executive officers and the two non-executive officer employees listed on the Summary Compensation Table under “Management — Executive Compensation”; and

•	all of our directors and executive officers as a group.

        The shares beneficially owned before this offering reflect the conversion of all outstanding convertible capital stock into our common stock and the issuance of shares of our common stock upon the automatic exercise of certain warrants, on a net issuance basis of March 31, 2002, held by our executive officers and others. The shares beneficially owned after this offering also reflect the issuance of                shares of our common stock in connection with the acquisition of the remainder of Rebis and                shares issued upon the closing of this offering.

        Beneficial ownership is determined in accordance with rules of the Securities and Exchange Commission and includes generally voting power and/or investment power with respect to securities. Shares of common stock issuable upon the exercise of options currently exercisable or exercisable within 60 days after March 31, 2002 are deemed outstanding for purposes of computing the percentage beneficially owned by the person holding such options but are not deemed outstanding for purposes of computing the percentage beneficially owned by any other person. Except as otherwise noted, the persons or entities named have sole voting and investment power with respect to those shares shown as beneficially owned by them. Unless otherwise indicated, the principal address of each of the stockholders below is c/o Bentley Systems, Incorporated, 685 Stockton Drive, Exton, Pennsylvania 19341.

	Shares Beneficially Owned				Shares Beneficially
	Before Offering			Number of	Owned After Offering
				Shares Being
Name of Beneficial Owner	Number		Percentage	Offered	Number	Percentage

Five Percent Stockholders and Selling Stockholder:
Intergraph Corporation	7,810,000	(1)(2)	%			%
Bachow Investment Partners III, L.P.	3,723,478	(1)(3)		—
Directors and Executive Officers:
Greg Bentley		(1)		—
Keith A. Bentley		(1)		—
Barry J. Bentley, Ph.D.		(1)		—
Alton B. (Buddy) Cleveland, Jr.	160,773	(1)(4)		—
Ted Lamboo	60,500	(1)(5)		—
David G. Nation	220,241	(1)(6)		—
Malcolm S. Walter		(7)		—
Kirk D. Griswold		(8)
Jay D. Seid	3,723,478	(9)		—
All executive officers and directors as a group (9 persons)		(10)		—
Employees:
Richard P. Bentley	1,655,397	(1)		—
Raymond B. Bentley	1,655,397	(1)		—

*	Less than 1% of the outstanding common stock.

(1)	On September 18, 1998, Bachow Investment Partners III, L.P. (Bachow) entered into a stock purchase agreement with us. In connection with that stock purchase agreement, we and Bachow entered into an escrow agreement pursuant to which 2,171,028 shares of our common stock were placed into escrow. On or before the end of the escrow period on September 18, 2002, such shares will be (i) released to Bachow Partners, or (ii) transferred to persons who were our stockholders at the time the stock purchase agreement was entered into on September 18, 1998, and who remain our stockholders as of September 18, 2002 (including those named below), or (iii) provided in part to Bachow Partners and the remainder to the other stockholders described in (ii), depending in each case on whether certain conditions have been met and based on formulae set forth in the escrow agreement. The formulae used to determine the number of shares to be distributed to the parties are based on our market value over the four-year period in relation to certain agreed upon targets. Bachow has voting power over the shares while held in escrow, and for purposes of this table, Bachow is deemed to beneficially own such shares. The shares held in escrow are excluded from the beneficial ownership amounts set forth in the table for our following stockholders as of September 18, 1998 who may be entitled to receive shares from the escrow: Intergraph Corporation, Greg, Keith, Barry, Richard and Raymond Bentley, Alton (Buddy) Cleveland, Jr., Ted Lamboo and David Nation.

(2)	Intergraph Corporation’s address is One Madison Industrial Park, Huntsville, Alabama 35894-001.

(3)	Includes 2,171,028 shares of common stock held pursuant to the escrow agreement described in Note 1 above. Bachow Investment Partners III, L.P is a limited partnership, of which Bala Equity L.P. is the general partner. The general partner of Bala Equity L.P. is Bala Equity, Inc., of which Paul Bachow is the sole stockholder and therefore may be deemed to have voting and investment power over these shares. The address of Bachow Investment Partners III, L.P. is 3 Bala Plaza East, Suite 502, Bala Cynwyd, PA 19004.

(4)	Includes 29,000 shares issuable upon the exercise of outstanding options and 7,389 shares beneficially owned by his son.

(5)	Includes 50,500 shares issuable upon the exercise of outstanding options.

(6)	Includes 71,130 shares issuable upon the exercise of outstanding options and 8,000 shares beneficially owned by Mr. Nation and his spouse.

(7)	Includes 15,000 shares issuable upon the exercise of outstanding options.

(8)	Includes shares of common stock held by Argosy Investment Partners, L.P. Mr. Griswold is a partner of Argosy Investment Partners, L.P. and may be deemed to have voting or investment power with respect to these shares. Mr. Griswold does not own any shares individually and disclaims beneficial ownership of the shares owned by Argosy Investment Partners, L.P.

(9)	Mr. Seid serves as a Vice President and on the management committee of Bala Equity, Inc., which has voting and investment power over the shares held by Bachow Investment Partners III, L.P. See Note 1 and Note 3 above. Accordingly, Mr. Seid may be deemed to beneficially own these shares.

(10)	See Note 1 and Notes 4 through 9.

DESCRIPTION OF CAPITAL STOCK

General

        Immediately prior to the closing of this offering and upon the filing of our amended and restated certificate of incorporation, our authorized capital stock will consist of 100,000,000 shares of common stock, par value $0.01 per share, 100,000 shares of Series B junior participating preferred stock, par value of $0.01 per share and 10,000,000 shares of undesignated preferred stock, par value $0.01 per share.

        Our current authorized capital stock consists of 60,000,000 shares of Class A common stock, 30,000,000 shares of Class B common stock, 150,000 shares of Senior Class C common stock, 480,000 shares of Class D common stock and 1,552,450 shares of Series A preferred stock. As of December 31, 2001, there were 15, 19, 14 and 6 holders of record of our Class A common stock, Class B common stock, Senior Class C common stock and Class D common stock, respectively, and there was one holder of record of our Series A preferred stock. The conversion of the Senior Class C common stock is based upon a formula described in Note 11 to our Consolidated Financial Statements. Immediately prior to the closing of this offering, our Class A common stock will be redesignated as common stock and all of our other outstanding capital stock will be converted into our common stock.

        The following summary description of our capital stock, certificate of incorporation and by-laws is not intended to be complete and assumes the filing immediately prior to the closing of this offering of an amended and restated certificate of incorporation and amended and restated by-laws substantially in the form to be filed as exhibits to the registration statement of which this prospectus is a part, and by provisions of the Delaware General Corporation Law.

Common Stock

        After giving effect to the issuance of  shares of our common stock at an assumed initial public offering price of $          per share and the reclassification and conversion of our capital stock, there will be                               shares of common stock outstanding. The rights, preferences and privileges of holders of common stock are subject to and may be adversely affected by, the rights of holders of shares of any series of preferred stock that we may designate and issue in the future. See “— Preferred Stock.”

        Holders of common stock are entitled to one vote per share on all matters submitted to a vote of holders of common stock. The holders of common stock do not have cumulative voting rights. The election of directors is determined by a plurality of votes cast and, except as otherwise required by law, our certificate of incorporation or by-laws, all other matters are determined by a majority of the votes cast. The common stock has no preemptive rights and is not convertible, redeemable or assessable. The holders of common stock are entitled to receive ratably such dividends, if any, as may be declared by the board of directors out of legally available funds, subject to any preferential dividend rights of outstanding preferred stock. Upon our liquidation, dissolution or the winding up of our affairs, after payment of all of our debts and liabilities and after payment of any liquidation preferences of then outstanding preferred stock, the holders of common stock will be entitled to receive a portion of all remaining assets that are legally available for distribution.

Preferred Stock

        Undesignated Preferred Stock. Immediately following the offering, our board will have the authority to designate and issue up to 10,000,000 shares of preferred stock, in one or more series. By resolution of the board of directors and without any further vote or action by the stockholders, we have the authority, subject to certain limitations prescribed by law, to determine the number of shares of any class or series as well as the voting rights, preferences, limitations and special rights, if any, of the shares of any class or series, including dividend rights, dividend rates, conversion rights and terms, redemption rights and terms and liquidation preferences. The issuance of preferred stock may have the effect of delaying, deferring or preventing a change of control over us.

        Rights Plan. In addition, prior to the closing of this offering, we intend to adopt a stockholder rights agreement under which holders of common stock of record at the close of business on the date immediately preceding the closing of this offering will receive one right per share. Each right will entitle the holder to purchase one one-thousandth of a share of our Series B junior participating preferred stock at a purchase price to be determined by our board prior to the closing of this offering. Each one one-thousandth of a share of Series B junior participating preferred stock will have economic and voting terms equivalent to one share of our common stock. Until it is exercised, the right itself will not entitle the holder thereof to any rights as a stockholder, including the right to receive dividends or to vote at stockholder meetings. Prior to the closing of this offering, we intend to authorize 100,000 shares of Series B junior participating preferred stock for issuance in connection with our stockholder rights agreement.

        The stockholder rights agreement is designed to protect stockholders in the event of unsolicited offers to acquire us and other coercive takeover tactics which, in the opinion of our board of directors, could impair its ability to represent stockholder interests. The provisions of the stockholder rights agreement may render an unsolicited takeover more difficult or less likely to occur or may prevent such a takeover, even though such takeover may offer our stockholders the opportunity to sell their stock at a price above the prevailing market rate and may be favored by a majority of our stockholders.

        The description and terms of the rights will be set forth in a rights agreement. Although the material provisions of the stockholder rights agreement have been accurately summarized, the statements below concerning the rights agreement are not complete and in each instance reference is made to the form of rights agreement itself, a copy of which will be filed as an exhibit to the Registration Statement of which this prospectus forms a part. Each statement is qualified in its entirety by such reference.

        Stockholder rights are not exercisable until the distribution date and will expire at the close of business on the tenth anniversary following the date of the agreement, unless earlier redeemed or exchanged by us. A distribution date would occur upon the earlier of the tenth business day:

•	after the first public announcement by us or an acquiring person (as defined below) that a person or group of affiliated or associated persons (referred to as an acquiring person) has beneficial ownership of 15% or more of our outstanding common stock (the date of such announcement or communication is referred to as the stock acquisition date);

•	or later if determined by our board, after the commencement or announcement of the intention to commence a tender offer or exchange offer that would result in a person or group becoming the beneficial owner of 15% of our outstanding common stock; or

•	after a person becomes an adverse person, which is a person whose beneficial ownership of common stock exceeds an ownership limitation, set by the board after the board has determined that this person is accumulating stock for short-term personal gain or such ownership is or would likely cause a material adverse impact on our business or prospects.

        If any person becomes an acquiring person or is deemed an adverse person, each holder of a stockholder right will be entitled to exercise the right and receive, instead of Series B junior participating preferred stock, common stock (or, in certain circumstances, cash, a reduction in purchase price, property or other securities of us) having a value equal to two times the purchase price of the stockholder right. All stockholder rights that are beneficially owned by an acquiring person, an adverse person or their transferee will become null and void.

        If after the stock acquisition date or after our board has determined that a person is an adverse person, (1) we are acquired in a merger or other business combination or (2) 50% or more of our assets or earning power is sold or transferred, each holder of a stockholder right (except rights which previously have been voided as set forth above) will have the right to receive, upon exercise, common stock of the acquiring company having a value equal to two times the purchase price of the right.

        The purchase price payable, the number of one one-thousandth of a share of Series B junior participating preferred stock or other securities or property issuable upon exercise of rights and the number of rights outstanding, are subject to adjustment from time to time to prevent dilution or to avoid adverse tax consequences.

        At any time until the earlier of (1) ten days following the stock acquisition time or such later time as the board may designate, or (2) the expiration of the stockholder rights agreement, we may redeem all the stockholder rights at a price of $0.001 per right. We may not redeem the rights in whole or in part while a person continues to retain the status of an adverse person. The stockholders rights agreement excludes all of the members of the Bentley family and their affiliates and associates from being an acquiring person or an adverse person. The stockholder rights agreement also exempts stockholders and their associates and affiliates who beneficially own 15% or more of the stockholder rights agreement voting stock on the record date for the rights until they first own less than 15% of the stock. Prior to this date, however, these exempted stockholders will be considered acquiring persons if they acquire any additional stockholder rights agreement voting stock then outstanding. At any time after a person has become an acquiring person and prior to the acquisition by such person of 50% or more of the outstanding shares of our common stock, we may exchange the stockholder rights, in whole or in part, at an exchange ratio of one share of common stock, or one one-thousandth of a share of Series B junior participating preferred stock (or of a share of a class or series of preferred stock having equivalent rights, preferences and privileges), per right.

Warrants

        Immediately prior to the closing of this offering there will be outstanding warrants to purchase a total of 3,523,474 shares of our Class B common stock. Of these warrants, we have outstanding warrants to purchase 2,535,184 shares of Class B common stock which will be automatically exercised upon the closing of this offering. These warrants have a net issuance mechanism which, if exercised on March 31, 2002, would result in a net issuance of 158,116 shares. Immediately following the closing of this offering, the remaining warrants to purchase 988,290 shares of our common stock at an exercise price of $10.17 per share will remain outstanding. The warrants to be outstanding after the closing of this offering are held by PNC Bank, National Association and Citibank, N.A. If unexercised, these warrants will expire upon the earlier of the second anniversary of this offering or 90 days after we receive a notice of nonrenewal from PNC Bank and Citibank with respect to our revolving credit facility.

Exchangeable Shares of Preferred Stock of 9090-0960 Quebec Inc., a Canadian Subsidiary

        On April 26, 2000, we agreed to acquire all of the outstanding stock of HMR Inc., a Quebec corporation that develops of high performance digital imaging software for the engineering market, through our indirect subsidiary 9090-0960 Quebec Inc. As part of that transaction, certain existing stockholders in HMR exchanged their shares for securities, known as exchangeable shares, of 9090-0960 Quebec. Holders of exchangeable shares are entitled to receive dividends equivalent to those provided to our Class B common stock, if any. Exchangeable shares are subject to adjustment for stock splits or combinations, reclassifications and other similar changes in our Class B common stock. Holders of the exchangeable shares are not entitled to vote or attend meetings of the stockholders of 9090-0960 Quebec or our company.

        Holders of exchangeable shares also are entitled to retraction rights in the exchangeable shares. The retraction rights permit holders to require 9090-0960 Quebec to redeem at any time on up to two occasions all or a portion of their exchangeable shares on a one-for-one basis for our Class B common stock, plus all declared but unpaid dividends, if any. The exchangeable shares shall be automatically redeemed by 9090-0960 Quebec on December 31, 2002, unless the date of redemption is extended or accelerated by its board of directors The date of the automatic redemption may only be accelerated if fewer than 15% of the original exchangeable shares remain outstanding or if there is a change in control of 9090-0960 Quebec. In addition, holders of exchangeable shares have a put right for use on up to two occasions to require 9090-0952 Quebec Inc., our wholly owned subsidiary, to purchase all or a portion of their exchangeable shares for our Class B common stock based on the same ratio as the retraction right. The put right is triggered, among other events, upon our or our Canadian subsidiary’s insolvency or bankruptcy, failure to pay dividends otherwise payable and notification of our Canadian subsidiary’s intent to redeem the exchangeable shares. As of December 31, 2001, there were 221,318 exchangeable shares outstanding.

Registration Rights

        After the completion of this offering, certain of our stockholders, who originally purchased shares of our Series A preferred stock, Senior Class C common stock and warrants to purchase shares of Class B common stock, are entitled to rights with respect to the registration of  shares of common stock under the Securities Act. Beginning 180 days after this offering, holders of these rights may require us on two occasions, subject to certain conditions and limitations, to file a registration statement under the Securities Act at our expense with respect to their shares of common stock. The rights to require registration terminate on the fourth anniversary of the closing of this offering. We are required to use our best efforts to effect such a registration, subject to conditions and limitations. In addition, holders of registrable securities are entitled to notice and to the inclusion of their shares of common stock, if we propose to register any of our securities under the Securities Act at any time subsequent to this offering, either for our own account or for the account of other stockholders exercising registration rights. These rights are subject to the right of the underwriters of an offering to limit the number of shares included in that registration under certain circumstances.

        Upon the closing of our acquisition of the remainder of Rebis and the closing of this offering, stockholders of Rebis will be entitled to registration rights with respect to the registration under the Securities Act of                      shares of common stock received as part of their consideration. These holders are entitled to notice and inclusion of their shares of common stock if we propose to register any of our securities under the Securities Act either for our own account or for the account of other stockholders exercising their registration rights. These rights are subject to the right of the underwriters of an offering to limit the number of shares included in that registration under certain circumstances.

        The description of the registration rights to be held by certain of our stockholders after this offering is not complete and is qualified by our amended and restated information and registration rights agreement and by a form registration rights agreement filed as an exhibit to the Purchase and Option Agreement among our company, Rebis and the stockholders of Rebis, each of which is attached as an exhibit to the Registration Statement of which this prospectus forms a part.

Limitation on Liability

        Our certificate of incorporation limits or eliminates the liability of our directors or officers to us or our stockholders for monetary damages to the fullest extent permitted by the Delaware General Corporation Law, as amended (the DGCL). The DGCL provides that our directors are not personally liable to us or our stockholders for monetary damages for a breach of fiduciary duty as a director, except for liability:

•	for any breach of such person’s duty of loyalty;

•	for acts or omissions not in good faith or involving intentional misconduct or a knowing violation of law;

•	for the payment of unlawful dividends and some other actions prohibited by Delaware corporate law; and

•	for any transaction resulting in receipt by such person of an improper personal benefit.

        Our certificate of incorporation also entitles our directors to the benefits of all limitations on the liability of directors generally that now or hereafter become available under the DGCL. The certificate of incorporation also contains provisions indemnifying our directors, officers and employees to the fullest extent permitted by the DGCL.

        We maintain directors’ and officers’ liability insurance that provides our directors and officers with insurance coverage for losses arising from claims based on breaches of duty, negligence, error and other wrongful acts.

Certain Anti-Takeover Provisions

        Some provisions of Delaware law and our amended and restated certificate of incorporation and by-laws that we intend to adopt prior to this offering contain provisions that could make the following transactions more difficult:

•	acquisition of us by means of a tender offer;

•	acquisition of us by means of a proxy contest or otherwise; or

•	removal of our incumbent officers and directors.

        These provisions, summarized below, are intended to encourage persons seeking to acquire control of us to first negotiate with our board of directors. These provisions also serve to discourage hostile takeover practices and inadequate takeover bids. We believe that these provisions are beneficial because the negotiation they encourage could result in improved terms of any unsolicited proposal.

        Undesignated Preferred Stock. Our board of directors has the ability to authorize undesignated preferred stock, which allows the board of directors to issue preferred stock with voting or other rights or preferences that could impede the success of any unsolicited attempt to change control of our company. This ability may have the effect of deferring hostile takeovers or delaying changes in control or management of our company.

        Stockholder Meetings. Our certificate of incorporation and by-laws provide that a special meeting of stockholders may be called only by our President, our Chief Executive Officer or by a resolution adopted by a majority of the members of our board of directors.

        Requirements for Advance Notification of Stockholder Nominations and Proposals. Our by-laws establish advance notice procedures with respect to stockholder proposals and the nomination of candidates for election as directors, other than nominations made by or at the direction of our board of directors or a committee of our board of directors.

        Election and Removal of Directors. Our board of directors is divided into three classes. The directors in each class will serve for a three-year term, one class being elected each year by our stockholders. Once elected, directors may be removed only for cause and only by the affirmative vote of at least a majority of our outstanding common stock. For more information on the classified board, see “Management — Board of Directors.” This system of electing and removing directors may tend to discourage a third party from making a tender offer or otherwise attempting to obtain control of us because it generally makes it more difficult for stockholders to replace a majority of the directors.

        Delaware Anti-Takeover Statute. We are subject to Section 203 of the Delaware General Corporation Law which prohibits persons deemed “interested stockholders” from engaging in a “business combination” with a Delaware corporation for three years following the date these persons become interested stockholders unless:

•	the transaction is approved by the board of directors prior to the date that the interested stockholder attained such status;

•	upon completion of the transaction which resulted in the stockholder becoming an interested stockholder, the interested stockholder owned at least 85% of the voting stock of the corporation outstanding at the time the transaction commenced, excluding those shares owned by persons who are officers and directors and certain employee stock plans; or

•	on or after such date, the business combination is approved by the board of directors and authorized at an annual or special meeting of stockholders by the affirmative vote of at least two-thirds of the outstanding voting stock that is not owned by the interested stockholder.

        Generally, an “interested stockholder” is a person who, together with affiliates and associates, owns, or within three years prior to the determination of interested stockholder status did own, 15% or more of a corporation’s voting stock. Generally, a “business combination” includes a merger, asset or stock sale, or other transaction resulting in a financial benefit to the interested stockholder.

Transfer Agent and Registrar

        The transfer agent and registrar for our common stock is Continental Stock Transfer & Trust Company.

SHARES ELIGIBLE FOR FUTURE SALE

        Sales of substantial amounts of our common stock in the public market after this offering could cause the market price of our common stock to fall and could affect our ability to raise equity capital on terms favorable to us.

        Upon the closing of this offering, we will have                               shares of common stock outstanding, assuming no exercise of the underwriters’ over-allotment option and no exercise of outstanding options or warrants to purchase common stock. Of these shares, the                     shares of common stock being sold in this offering will be freely tradable without restriction or further registration under the Securities Act, except that any shares held by our affiliates, as such term is defined in Rule 144 under the Securities Act (Rule 144), may generally only be sold in compliance with the limitations of Rule 144 described below.

        The remaining                     shares were issued and sold by us in private transactions, are restricted securities and may be sold in the public market only if registered under the Securities Act or if they qualify for an exemption from registration under Rules 144, 144(k) or 701 under the Securities Act, which rules are summarized below. Subject to the lock-up agreements described below and the provisions of Rules 144, 144(k) and 701, additional shares will be available for sale in the public market, subject in the case of shares held by affiliates to compliance with certain volume restrictions, as follows:

Date of Availability for Sale	Number of Shares

As of the date of this prospectus
, 2002 (90 days after the date of this prospectus)
, 2002 (180 days after the date of this prospectus)
At various times thereafter upon expiration of applicable holding periods

        In addition, if all outstanding and vested options were fully exercised,           shares would be available for sale 90 days from the date of this prospectus and an additional           shares would be available 180 days from the date of this prospectus. Subject to compliance with certain volume restrictions, if all outstanding warrants were fully exercised,                     shares would be available for sale immediately following this offering.

Rule 144

        In general, under Rule 144 as currently in effect, beginning 90 days after the date of this prospectus, a person who has beneficially owned shares of our common stock for at least one year is entitled to sell, within any three-month period, a number of shares that is not more than the greater of:

•	1% of the number of shares of common stock then outstanding, which will equal approximately shares immediately after this offering; or

•	the average weekly trading volume of our common stock on the New York Stock Exchange during the four calendar weeks before such sale, subject to the filing of a Form 144 with respect to such sale.

        Sales under Rule 144 generally are also subject to manner of sale provisions, notice requirements and the availability of current public information about us.

        Under Rule 144(k), a person who has not been one of our affiliates at any time during the three months before a sale and who has beneficially owned the restricted shares for at least two years, is entitled to sell the shares without complying with the manner of sale, public information, volume limitation or notice provisions of Rule 144.

Rule 701

        In general, under Rule 701 of the Securities Act as currently in effect, any of our employees, consultants or advisors who purchased shares from us prior to the date of this prospectus under a stock option plan or other written agreement can resell those shares 90 days after the date of this prospectus in reliance on Rule 144, but without complying with some of the restrictions, including the holding period, contained in Rule 144.

        We have agreed with the underwriters that during the 180-day period following the date of this prospectus we will not file a Form S-8 registration statement under the Securities Act to register shares of common stock issued and issuable upon exercise of stock options granted by us. We intend to file the Form S-8 registration statement upon the expiration of the lock-up period. The Form S-8 registration statement will become effective immediately upon filing and shares covered by that registration statement will thereupon be eligible for sale in the public markets, subject to Rule 144 limitations applicable to affiliates.

        Prior to this offering there has been no public market for our common stock and no predictions can be made regarding the effect, if any, that market sales of shares or the availability of shares for sale will have on the market price prevailing from time to time. Nevertheless, sales of substantial amounts of our common stock in the public market could adversely affect the prevailing market price.

        All of our directors (other than Jay Seid), executive officers and warrant holders and substantially all holders of our outstanding common stock (other than Bachow Investment Partners III, L.P.), which hold in the aggregate                     shares of our common stock have agreed that they will not, without the prior written consent of Lehman Brothers Inc. and Deutsche Bank Securities Inc., sell or otherwise dispose of any shares of common stock or warrants to acquire shares of common stock during the 180-day period following the date of this prospectus. See “Underwriting.”

        After the closing of this offering, the holders of                     shares of our common stock will be entitled to certain rights with respect to the registration of such shares under the Securities Act. See “Description of Capital Stock — Registration Rights.” Registration of such shares under the Securities Act would result in such shares, except for shares purchased by affiliates, becoming freely tradable without restriction under the Securities Act immediately upon the effectiveness of such registration.

UNDERWRITING

        Under the underwriting agreement, which is filed as an exhibit to the registration statement relating to this prospectus, each of the underwriters named below, for whom Lehman Brothers Inc. and Deutsche Bank Securities Inc. (as joint bookrunning managers), SG Cowen Securities Corporation and First Union Securities, Inc. are acting as representatives, have agreed to purchase from us and the selling stockholder, on a firm commitment basis, subject only to the conditions contained in the underwriting agreement, the respective number of shares of common stock shown opposite its name below.

Underwriters	Number of Shares

Lehman Brothers Inc.
Deutsche Bank Securities Inc.
SG Cowen Securities Corporation
First Union Securities, Inc.

Total

        The underwriting agreement provides that the underwriters’ obligations to purchase our common stock depend on the satisfaction of conditions contained in the underwriting agreement, which include:

•	if any shares of common stock are purchased by the underwriters, then all of the shares of common stock the underwriters agreed to purchase must be purchased;
•	if an underwriter defaults, purchase commitments of the non-defaulting underwriters may be increased or the underwriting agreement may be terminated;
•	the representations and warranties made by us and the selling stockholder to the underwriters are true;
•	there is no material change in the financial markets; and
•	we and the selling stockholder deliver customary closing documents to the underwriters.

Commissions and Expenses

        The representatives have advised us and the selling stockholder that the underwriters propose to offer the common stock directly to the public at the initial public offering price presented on the cover page of this prospectus and to selected dealers, which may include the underwriters, at the initial public offering price less a selling concession not in excess of $           per share. The underwriters may allow and the selected dealers may reallow, a concession not in excess of $           per share to brokers and dealers. After the offering, the underwriters may change the offering price and other selling terms.

        The following table summarizes the underwriting discounts and commissions we and the selling stockholder will pay. The underwriting discounts and commissions are equal to the initial public offering price per share, less the amount paid to us and the selling stockholder per share. The underwriting discounts and commissions equal           % of the initial public offering price.

Total

		Without	With
	Fee per Share	Over-Allotment	Over-Allotment

Underwriting discounts and commissions to be paid to the underwriters by us	$	$	$
Underwriting discounts and commissions to be paid to the underwriters by the selling stockholder

Total	$	$	$

        We estimate that the total expenses of the offering, including approximately $                    in filing fees, $ in professional fees and expenses and $                    for other fees and expenses, excluding underwriting discounts and commissions, will be approximately $           million.

Over-Allotment Option

        We have granted to the underwriters an option to purchase up to an aggregate of                     shares of common stock, exercisable to cover over-allotments, if any, at the initial public offering price less the underwriting discounts and commissions shown on the cover page of this prospectus. The underwriters may exercise this option at any time until 30 days after the date of the underwriting agreement. To the extent the underwriters exercise this option, each underwriter will be committed, so long as the conditions of the underwriting agreement are satisfied, to purchase a number of additional shares proportionate to that underwriter’s initial commitment as indicated in the preceding table.

Lock-Up Agreements

        We and the selling stockholder have agreed that, without the prior written consent of Lehman Brothers Inc. and Deutsche Bank Securities Inc., neither we nor the selling stockholder will, directly or indirectly, offer, sell or dispose of any common stock or any securities that may be converted into or exchanged for any common stock for a period of 180 days from the date of this prospectus. All of our executive officers, directors (other than Jay Seid), warrant holders and substantially all holders of our outstanding common stock (other than Bachow Investment Partners III, L.P.), which hold in the aggregate                     shares of our common stock, have agreed under lock-up agreements not to, without the prior written consent of Lehman Brothers Inc. and Deutsche Bank Securities Inc., directly or indirectly, offer, sell or otherwise dispose of any common stock or any securities which may be converted into or exchanged or exercised for any common stock for a period of 180 days from the date of this prospectus.

Offering Price Determination

        Prior to this offering, there has been no public market for our common stock. The initial public offering price has been negotiated between the representatives and us. In determining the initial public offering price of our common stock, the representatives considered:

•	prevailing market conditions;

•	our historical performance and capital structure;

•	estimates of our business potential and earnings prospects;

•	an overall assessment of our management; and

•	the consideration of these factors in relation to market valuation of companies in related businesses.

Indemnification

        We and the selling stockholder have agreed to indemnify the underwriters against liabilities relating to the offering, including liabilities under the Securities Act and liabilities arising from breaches of the representations and warranties contained in the underwriting agreement, and to contribute to payments that the underwriters may be required to make for these liabilities.

Stabilization, Short Positions And Penalty Bids

        The representatives may engage in over-allotment, stabilizing transactions, syndicate short covering transactions, and penalty bids or purchases for the purpose of pegging, fixing or maintaining the price of the common stock, in accordance with Regulation M under the Securities Exchange Act of 1934:

•	Over-allotment involves sales by the underwriters of shares in excess of the number of shares the underwriters are obligated to purchase, which creates a syndicate short position. The short position may be either a covered short position or a naked short position. In a covered short position, the number of shares over-allotted by the underwriters is not greater than the number of shares that they may purchase in the over-allotment option. In a naked short position, the number of shares involved is greater than the number of shares in the over-allotment option. The underwriters may close out any short position by either exercising their over-allotment option, in whole or in part, or purchasing shares in the open market.

•	Stabilizing transactions permit bids to purchase the underlying security so long as the stabilizing bids do not exceed a specific maximum.

•	Syndicate short covering transactions involve purchases of common stock in the open market after the distribution has been completed in order to cover syndicate short positions. In determining the source of shares to close out the short position, the underwriters will consider, among other things, the price of shares available for purchase in the open market as compared to the price at which they may purchase shares through the over-allotment option. If the underwriters sell more shares than could be covered by the over-allotment option, a naked short position, the position can only be closed out by buying shares in the open market. A naked short position is more likely to be created if the underwriters are concerned that there could be downward pressure on the price of the shares in the open market after pricing that could adversely affect investors who purchase in the offering.

•	Penalty bids permit the representatives to reclaim a selling concession from a syndicate member when the common stock originally sold by the syndicate member is purchased in a stabilizing or syndicate covering transaction to cover syndicate short positions.

        These stabilizing transactions, syndicate covering transactions and penalty bids may have the effect of raising or maintaining the market price of our common stock or preventing or retarding a decline in the market price of our common stock. As a result, the price of our common stock may be higher than the price that might otherwise exist in the open market. These transactions may be effected on the New York Stock Exchange or otherwise and, if commenced, may be discontinued at any time.

        Neither we nor any of the underwriters make any representation or prediction as to the direction or magnitude of any effect that the transactions described above may have on the price of our common stock. In addition, neither we nor any of the underwriters make any representation that the underwriters will engage in these stabilizing transactions or that any transaction, once commenced, will not be discontinued without notice.

Listing

        We plan to file an application for listing on the New York Stock Exchange under the symbol “BSS.” In connection with that listing, the underwriters have undertaken to sell the minimum number of shares to the minimum number of beneficial owners necessary to meet the New York Stock Exchange listing requirements.

Stamp Taxes

        Purchasers of the shares of our common stock offered by this prospectus may be required to pay stamp taxes and other charges under the laws and practices of the country of purchase, in addition of the offering price listed on the cover of this prospectus.

Offers And Sales In Canada

        This prospectus is not, and under no circumstances is it to be construed as, an advertisement or a public offering of shares in Canada or any province or territory thereof. Any offer or sale of shares in Canada will be made only under an exemption from the requirements to file a prospectus or prospectus supplement and an exemption from the dealer registration requirement in the relevant province or territory of Canada in which such offer or sale is made.

Directed Share Program

        At our request, the underwriters have reserved up to            shares, or 5% of our common stock offered by this prospectus, for sale under a directed share program. All of the persons purchasing the reserved shares must commit to purchase no later than the close of business on the day following the date of this prospectus. The number of shares available for sale to the general public will be reduced to the extent these persons purchase the reserved shares. Shares committed to be purchased by directed share participants that are not so purchased will be reallocated for sale to the general public in the offering. All sales of shares pursuant to the directed share program will be made at the initial public offering price set forth on the cover page of this prospectus.

Discretionary Sales

        The underwriters have informed us that they do not intend to confirm sales to discretionary accounts that exceed 5% of the total number of shares of our common stock offered by them.

Electronic Distribution

        A prospectus in electronic format may be made available on the Internet sites or through other online services maintained by one or more of the underwriters and/or selling group members participating in this offering, or by their affiliates. In those cases, prospective investors may view offering terms online and, depending upon the particular underwriter or selling group member, prospective investors may be allowed to place orders online. The underwriters may agree with us to allocate a specific number of shares for sale to online brokerage account holders. Any such allocation for online distributions will be made by the underwriters on the same basis as other allocations.

        Other than the prospectus in electronic format, the information on any underwriter’s or selling group member’s website and any information contained in any other website maintained by an underwriter or selling group member is not part of this prospectus or the registration statement of which this prospectus forms a part, has not been approved and/or endorsed by us or any underwriter or selling group member in its capacity as underwriter or selling group member and should not be relied upon by investors.

        First Union Securities, Inc., one of the underwriters, is an indirect, wholly owned subsidiary of Wachovia Corporation. Wachovia Corporation conducts its investment banking, institutional and capital markets businesses through its various bank, broker-dealer and nonbank subsidiaries (including First Union Securities, Inc.) under the trade name of Wachovia Securities. Any references to Wachovia Securities in this prospectus, however, do not include Wachovia Securities, Inc., member NASD/SIPC and a separate broker-dealer subsidiary of Wachovia Corporation and an affiliate of First Union Securities, Inc., which may or may not be participating as a selling dealer in the distribution of the securities offered by this prospectus.

LEGAL MATTERS

        The validity of the issuance of the shares of common stock offered by this prospectus will be passed upon for us by Drinker Biddle & Reath LLP, Philadelphia, Pennsylvania. Certain legal matters in connection with this offering are being passed upon for the underwriters by Testa, Hurwitz & Thibeault, LLP, Boston, Massachusetts.

EXPERTS

        The audited consolidated financial statements of Bentley Systems, Incorporated included in this prospectus and elsewhere in the registration statement have been audited by Arthur Andersen LLP, independent public accountants, as indicated in their report with respect thereto and are included herein in reliance upon the authority of said firm as experts in giving said reports.

        The audited financial statements of Geopak Corporation included in this prospectus and elsewhere in the registration statement have been audited by Arthur Andersen LLP, independent public accountants, as indicated in their report with respect thereto and are included herein in reliance upon the authority of said firm as experts in giving said reports.

        The audited consolidated financial statements of Rebis included in this prospectus and elsewhere in the registration statement have been audited by Arthur Andersen LLP, independent public accountants, as indicated in their report with respect thereto and are included herein in reliance upon the authority of said firm as experts in giving said reports.

WHERE YOU CAN FIND MORE INFORMATION

        We have filed a registration statement on Form S-1 with the Securities and Exchange Commission relating to the common stock offered by this prospectus. This prospectus does not contain all of the information provided in the registration statement and the exhibits and schedules to the registration statement. Statements contained in this prospectus as to the contents of any contract or other document referred to are not necessarily complete and in each instance we refer you to the copy of the contract or other document filed as an exhibit to the registration statement, each such statement being qualified in all respects by such reference. For further information with respect to us and the common stock offered by this prospectus, we refer you to the registration statement, exhibits and schedules.

        You may inspect a copy of the registration statement without charge at the public reference facility maintained by the SEC in Room 1024, 450 Fifth Street, N.W., Washington, D.C. 20549. You may obtain copies of all or any part of the registration statement from that facility upon payment of the prescribed fees. You may obtain information on the operation of the public reference room by calling the SEC at 1-800-SEC-0330. The SEC maintains a website at http://www.sec.gov that contains reports, proxy and information statements and other information regarding registrants that file electronically with the SEC. Upon completion of this offering, we will become subject to the informational and periodic reporting requirements of the Securities Exchange Act of 1934 and, in accordance therewith, will file periodic reports, proxy statements and other information with the SEC.

BENTLEY SYSTEMS, INCORPORATED AND SUBSIDIARIES

INDEX TO FINANCIAL STATEMENTS

Bentley Systems, Incorporated and subsidiaries:
Report of independent public accountants	F-2
Consolidated balance sheets as of December 31, 2000 and 2001	F-3
Consolidated statements of operations for the years ended December 31, 1999, 2000 and 2001	F-4
Consolidated statements of redeemable convertible securities and stockholders’ equity for the years ended December 31, 1999, 2000 and 2001	F-5
Consolidated statements of cash flows for the years ended December 31, 1999, 2000 and 2001	F-7
Notes to consolidated financial statements	F-8
GEOPAK Corporation:
Report of independent public accountants	F-34
Balance sheets as of December 31, 2000 and August 31, 2001	F-35
Statements of operations for the year ended December 31, 2000 and for the eight months ended August 31, 2001	F-36
Statements of stockholders’ equity for the year ended December 31, 2000 and for the eight months ended August 31, 2001	F-37
Statements of cash flows for the year ended December 31, 2000 and for the eight months ended August 31, 2001	F-38
Notes to financial statements	F-39
Rebis and subsidiaries:
Report of independent public accountants	F-48
Consolidated balance sheets as of September 30, 2000 and 2001 and December 31, 2001 (unaudited)	F-49
Consolidated statements of operations for the years ended September 30, 2000 and 2001 and three months ended December 31, 2000 (unaudited) and 2001 (unaudited)	F-50
Consolidated statements of redeemable convertible stock and shareholders’ equity (deficit) for years ended September 30, 2000 and 2001 and three months ended December 31, 2001 (unaudited)	F-51
Consolidated statements of cash flows for the years ended September 30, 2000 and 2001 and three months ended December 31, 2000 (unaudited) and 2001 (unaudited)	F-52
Notes to consolidated financial statements	F-53
Pro forma combined condensed financial statements (unaudited):
Basis of presentation	F-63
Pro forma combined condensed balance sheet as of December 31, 2001 (unaudited)	F-64
Pro forma combined condensed statement of operations for the year ended December 31, 2001 (unaudited)	F-65
Notes to pro forma combined condensed financial statements (unaudited)	F-66

REPORT OF INDEPENDENT PUBLIC ACCOUNTANTS

To Bentley Systems, Incorporated:

        We have audited the accompanying consolidated balance sheets of Bentley Systems, Incorporated (a Delaware corporation) and subsidiaries as of December 31, 2000 and 2001, and the related consolidated statements of operations, redeemable convertible securities and stockholders’ equity and cash flows for each of the three years in the period ended December 31, 2001. These financial statements are the responsibility of the Company’s management. Our responsibility is to express an opinion on these financial statements based on our audits.

        We conducted our audits in accordance with auditing standards generally accepted in the United States. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

        In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Bentley Systems, Incorporated and subsidiaries as of December 31, 2000 and 2001, and the results of their operations and their cash flows for each of the three years in the period then ended December 31, 2001 in conformity with accounting principles generally accepted in the United States.

Arthur Andersen LLP

Philadelphia, Pennsylvania

March 11, 2002

BENTLEY SYSTEMS, INCORPORATED AND SUBSIDIARIES

CONSOLIDATED BALANCE SHEETS

(in thousands, except share data)

	December 31,		Pro Forma
			Stockholders’
	2000	2001	Equity (Note 1)

			(unaudited)
ASSETS
Current assets:
Cash and cash equivalents	$6,437	$12,994
Accounts receivable, net of allowance of $6,710 and $7,443	61,514	62,183
Income tax receivable	2,300	2,059
Deferred income taxes	6,041	6,133
Prepaid and other current assets	7,202	4,378

Total current assets	83,494	87,747
Property and equipment, net	20,757	19,679
Intangible assets, net of accumulated amortization of $9,436 and $13,897	31,718	49,665
Investments in affiliates	2,407	2,122
Other assets	2,094	2,525

Total Assets	$140,470	$161,738

LIABILITIES, REDEEMABLE CONVERTIBLE SECURITIES AND STOCKHOLDERS’ EQUITY
Current liabilities:
Short-term borrowings	$17,623	$357
Current maturities of long-term debt	5,084	9,774
Accounts payable	6,441	8,273
Accruals and other current liabilities	18,905	19,320
Deferred subscriptions revenues	42,946	56,485
Income taxes payable	2,407	2,684

Total current liabilities	93,406	96,893
Long-term debt	13,560	14,386
Deferred income taxes	646	819
Deferred subscriptions revenues	285	3,012
Deferred compensation	5,265	5,261
Redeemable convertible Series A preferred stock (liquidation value of $24,753)	19,298	24,753	—
Senior redeemable convertible Class C common stock	3,785	8,690	—
Redeemable convertible Class D common stock	—	5,910	—
Redeemable common stock warrants	529	1,740	—

Total liabilities and redeemable convertible securities	136,774	161,464	—

Commitments and contingencies (Note 15)
Stockholders’ equity:
Class A and Class B Common Stock, par value $0.01; 90,000,000 shares authorized (actual), 100,000,000 shares authorized (pro forma); 24,937,224 and 24,959,724 shares issued, actual; shares issued, pro forma	250	250
Additional paid-in capital	14,994	18,250
Notes receivable from stockholders	(5,922)	(6,241)
Other comprehensive loss	(6,797)	(7,632)
Retained earnings	11,498	6,254
Less — Treasury Stock; 2,003,750 and 2,031,750 shares at cost	(10,327)	(10,607)

Total stockholders’ equity	3,696	274

	$140,470	$161,738

The accompanying notes are an integral part of these consolidated financial statements.

BENTLEY SYSTEMS, INCORPORATED AND SUBSIDIARIES

CONSOLIDATED STATEMENTS OF OPERATIONS

(in thousands, except share and per share data)

	Year Ended December 31,

	1999	2000	2001

Revenues:
Subscriptions	$90,915	$96,830		$123,642
Perpetual licenses	78,450	70,251		61,463
Services	12,854	13,143		17,505

Total revenues	182,219	180,224		202,610
Cost of revenues:
Cost of subscriptions	31,366	29,682		25,476
Cost of perpetual licenses	19,403	17,718		13,095
Cost of services	12,636	12,207		16,110

Total cost of revenues	63,405	59,607		54,681
Gross profit	118,814	120,617		147,929
Operating expenses:
Research and development	34,008	35,288		40,526
Selling and marketing	70,307	69,431		74,686
General and administrative	12,778	12,056		16,259
Amortization of acquired intangibles	2,475	2,682		6,487

Total operating expenses	119,568	119,457		137,958
Income (loss) from operations	(754)	1,160		9,971
Interest expense, net	(1,870)	(1,461)		(3,462)
Other income, net	695	—		188
Arbitration settlement, net (Note 4)	13,563	—		—

Income (loss) before income taxes	11,634	(301)		6,697
Provision for income taxes	4,227	859		2,612

Net income (loss)	$7,407	$(1,160)		$4,085

Deemed dividends on redeemable convertible Series A preferred stock, Senior redeemable convertible Class C common stock and redeemable convertible Class D common stock	2,396	2,396		7,014
Cash Dividends on Senior redeemable convertible Class C Common Stock	—	—		2,315

Net income (loss) applicable to common stockholders	$5,011	$(3,556)		$(5,244)

Net income (loss) per share:
Basic and Diluted	$0.22	$(0.15)		$(0.23)

Shares used in computing net income (loss) per share:
Basic	22,658,837	22,981,646		23,161,495
Diluted	22,853,796	22,981,646		23,161,495
Unaudited pro forma net income per share:
Basic			$

Diluted			$

Shares used in computing unaudited pro forma net income per share:
Basic
Diluted

The accompanying notes are an integral part of these consolidated financial statements.

BENTLEY SYSTEMS, INCORPORATED AND SUBSIDIARIES

CONSOLIDATED STATEMENTS OF REDEEMABLE CONVERTIBLE SECURITIES AND STOCKHOLDERS’ EQUITY
(in thousands, except share data)

	Redeemable convertible securities							Stockholders’ equity

			Common Stock

	Redeemable Convertible		Class C
	Series A		Senior Redeemable		Class D			Class A			Notes
	Preferred Stock		Convertible		Redeemable Convertible		Redeemable	Class B		Additional	Receivable	Other		Treasury Stock		Total
							Common Stock			paid-in	from	comprehensive	Retained			Stockholders’
	Shares	Carrying value	Shares	Carrying value	Shares	Carrying value	Warrants	Shares	Par value	capital	stockholders	loss	earnings	Shares	Amounts	equity

Balance as of December 31, 1998	1,552,450	$14,506	—	$—	—	$—	$—	24,519,632	$245	$6,665	$—	$(3,438)	$10,043	—	$—	$13,515
Comprehensive income:
Net income	—	—	—	—	—	—	—	—	—	—	—	—	7,407	—	—	7,407
Currency translation adjustment	—	—	—	—	—	—	—	—	—	—	—	(1,688)	—	—	—	(1,688)

Total comprehensive income												(1,688)	7,407			5,719
Issuance of Common Stock in connection with stock option exercise	—	—	—	—	—	—	—	33,750	1	85	—	—	—	—	—	86
Compensation recognized in connection with the extension of stock option expiration dates	—	—	—	—	—	—	—	—	—	1,032	—	—	—	—	—	1,032
Accretion of redemption value	—	296	—	—	—	—	—	—	—	—	—	—	(296)	—	—	(296)
Accrued dividend	—	2,100	—	—	—	—	—	—	—	—	—	—	(2,100)	—	—	(2,100)
Acquisition of treasury stock in connection with Intergraph arbitration settlement (see Note 4)	—	—	—	—	—	—	—	—	—	—	—	—	—	(3,000,000)	(15,420)	(15,420)
Notes receivable and accrued interest from officers related to sale of treasury stock	—	—	—	—	—	—	—	—	—	—	(5,265)	—	—	1,000,000	5,140	(125)
Repurchase of Common Stock from terminated employee	—	—	—	—	—	—	—	—	—	—	—	—	—	(3,750)	(47)	(47)
Other	—	—	—	—	—	—	—	—	—	152	—	—	—	—	—	152

Balance as of December 31, 1999	1,552,450	16,902						24,553,382	246	7,934	(5,265)	(5,126)	15,054	(2,003,750)	(10,327)	2,516
Comprehensive income:
Net loss	—	—	—	—	—	—	—	—	—	—	—	—	(1,160)	—	—	(1,160)
Currency translation adjustment	—	—	—	—	—	—	—	—	—	—	—	(1,671)	—	—	—	(1,671)

Total comprehensive loss	—	—	—	—	—	—	—	—	—	—	—	(1,671)	(1,160)	—	—	(2,831)
Issuance of Common Stock in connection with Profit Sharing Plan contribution	—	—	—	—	—	—	—	63,568	1	387	—	—	—	—	—	388
Issuance of Common Stock in connection with stock option exercise	—	—	—	—	—	—	—	280,000	3	707	(621)	—	—	—	—	89
Tax benefit on option exercise	—	—	—	—	—	—	—	—	—	282	—	—	—	—	—	282
Issuance of Senior Redeemable Convertible Class C Common Stock and warrants to purchase 1,040,000 shares of Class B Common stock, net of costs	—	—	75,000	6,861	—	—	529	—	—	—	—	—	—	—	—	—
Beneficial conversion feature recorded in connection with issuance of Senior Redeemable Convertible Class C Common Stock	—	—	—	(3,076)	—	—	—	—	—	3,076	—	—	—	—	—	3,076
Issuance of warrants to purchase 988,290 shares of Class B Common Stock in connection with $32 million revolving credit facility	—	—	—	—	—	—	—	—	—	704	—	—	—	—	—	704
Issuance of Class B Common Stock, exchangeable shares and options in connection with the acquisition of HMR Inc.	—	—	—	—	—	—	—	40,274	—	1,904	—	—	—	—	—	1,904
Accretion of redemption value on Redeemable Convertible Series A Preferred Stock	—	296	—	—	—	—	—	—	—	—	—	—	(296)	—	—	(296)
Accrued dividend on Redeemable Convertible Series A Preferred Stock	—	2,100	—	—	—	—	—	—	—	—	—	—	(2,100)	—	—	(2,100)
Accrued interest due from officers and employees, net of cash received for interest	—	—	—	—	—	—	—	—	—	—	(36)	—	—	—	—	(36)

The accompanying notes are an integral part of these consolidated financial statements.

BENTLEY SYSTEMS, INCORPORATED AND SUBSIDIARIES

CONSOLIDATED STATEMENTS OF REDEEMABLE CONVERTIBLE SECURITIES AND STOCKHOLDERS’ EQUITY — (Continued)
(in thousands, except share data)

	Redeemable convertible securities							Stockholders’ equity

			Common Stock

	Redeemable Convertible		Class C —
	Series A		Senior Redeemable		Class D —			Class A			Notes
	Preferred Stock		Convertible		Redeemable Convertible		Redeemable	Class B		Additional	Receivable	Other		Treasury Stock		Total
							Common Stock			paid-in	from	comprehensive	Retained			Stockholders’
	Shares	Carrying value	Shares	Carrying value	Shares	Carrying value	Warrants	Shares	Par value	capital	stockholders	loss	earnings	Shares	Amounts	equity

Balance as of December 31, 2000	1,552,450	19,298	75,000	3,785	—	—	529	24,937,224	250	14,994	(5,922)	(6,797)	11,498	(2,003,750)	(10,327)	3,696
Comprehensive income:
Net income	—	—	—	—	—	—	—	—	—	—	—	—	4,085	—	—	4,085
Currency translation adjustment	—	—	—	—	—	—	—	—	—	—	—	(835)	—	—	—	(835)

Total comprehensive income	—	—	—	—	—	—	—	—	—	—	—	(835)	4,085	—	—	3,250
Cash dividend on Senior Redeemable Convertible Class C Common Stock	—	—-	—	—-	—	—-	—	—	—	—	—	—	(2,315)	—	—	(2,315)
Issuance of Common Stock in connection with stock option exercise	—	—	—	—	—	—	—	22,500		57		—	—	—	—	57
Issuance of Senior Redeemable Convertible Class C Common Stock and warrants to purchase 360,533 shares of Class B Common stock, net of costs	—	—	26,000	2,387	—	—	180	—	—	—	—	—	—	—	—	—
Issuance of Senior Redeemable Convertible Class C Common Stock and warrants to purchase 554,667 shares of Class B common stock in connection with the acquisition of Geopak Corporation	—	–-	40,000	3,718	—	—	282	—	—	—	—	—	—	—	—	—
Issuance of Redeemable Convertible Class D Common Stock in connection with the acquisition of Geopak Corporation	—	—-	—	—-	480,000	5,659	—	—	—	—	—	—	—-	—	—	—
Beneficial conversion feature recorded in connection with issuance of Senior Redeemable Convertible Class C Common Stock	—	—	—	(2,508)	—	—	—	—	—	2,508	—	—	—	—	—	2,508
Deemed dividend on Senior Redeemable Convertible Class C Common stock treated as a dividend	—	—	—	714	—	—	—	—	—	—	—	—	(714)	—	—	(714)
Additional accretion of redemption value on Senior Redeemable Convertible Class C Common Stock	—	—	—	594	—	—	—	—	—	—	—	—	(594)	—	—	(594)
Accretion of redemption value on Redeemable Convertible Class D Common Stock	—	—	—	—	—	251	—	—	—	—	—	—	(251)	—	—	(251)
Compensation recognized in connection with the extension of stock option expiration dates	—	—	—	—	—	—	—	—	—	674	—	—	—	—	—	674
Compensation recognized in connection with the issuance of options below fair market value	—	—	—	—	—	—	—	—	—	17	—	—	—	—	—	17
Issuance of warrants to purchase 579,984 shares of Class B Common Stock to guarantors in connection with $32 million revolving credit facility	—	—	—	—	—	—	749	—	—	—	—	—	—	—	—	—
Acquisition of treasury stock	—	—	—	—	—	—	—	—	—-	—	–-	–-	–-	(28,000)	(280)	(280)
Accretion of redemption value on Redeemable Convertible Series A Preferred Stock	—	295	—	—	—	—	—	—	—	—	—	—	(295)	—	—	(295)
Accrued dividend on Redeemable Convertible Series A Preferred Stock	—	5,160	—	—	—	—	—	—	—	—	—	—	(5,160)	—	—	(5,160)
Additions to notes receivable and accrued interest due from officers and employees, net of cash received for interest	—	—	—	—	—	—	—	—	—	—	(319)	—	—	—	—	(319)

Balance as of December 31, 2001	1,552,450	$24,753	141,000	$8,690	480,000	$5,910	1,740	24,959,724	$250	$18,250	$(6,241)	$(7,632)	$6,254	(2,031,750)	$(10,607)	$274

The accompanying notes are an integral part of these consolidated financial statements.

BENTLEY SYSTEMS, INCORPORATED AND SUBSIDIARIES

CONSOLIDATED STATEMENTS OF CASH FLOWS

(in thousands)

	Year Ended December 31,

	1999	2000	2001

Cash flows from operating activities:
Net income (loss)	$7,407	$(1,160)	$4,085
Adjustments to reconcile net income (loss) to net cash provided by operating activities —
Depreciation and amortization	10,563	11,184	13,936
Provision for doubtful accounts and customer returns	5,147	2,235	1,166
Deferred income taxes	3,089	502	550
Equity in loss (income) of affiliates	39	524	(145)
Stock-based compensation	1,032	—	691
Guarantor warrants	—	—	749
Noncash gain from Intergraph arbitration settlement, net of noncash expenses	(4,931)	—	—
Changes in assets and liabilities, net of effect from acquisitions:
Accounts receivable	(8,244)	(1,988)	(215)
Income tax receivable	2,366	(2,003)	707
Prepaid and other current assets	1,888	1,827	980
Other assets	(123)	(378)	939
Accounts payable	(8,613)	(482)	1,762
Accruals and other current liabilities	(180)	4,403	(219)
Deferred subscriptions revenues	11,160	2,148	10,442
Income taxes payable	(463)	990	277

Net cash provided by operating activities	20,137	17,802	35,705
Cash flows from investing activities:
Purchases of property and equipment	(2,154)	(7,846)	(4,671)
Acquisitions of technology and other intangibles	(407)	—	(21)
Capitalization of costs to translate software products into foreign languages	(1,757)	(1,065)	(703)
Acquisitions, net of cash acquired of $3,832 in 2001	—	(14,181)	(3,668)
Investments	(390)	(1,869)	(422)

Net cash used in investing activities	(4,708)	(24,961)	(9,485)
Cash flows from financing activities:
Net repayments of short-term borrowings	(8,382)	(9,177)	(272)
Net proceeds from (repayment of) credit facility	—	15,480	(15,480)
Payments of acquisition note	—	—	(5,097)
Proceeds from long-term debt	—	962	2,608
Repayments of long-term debt	(4,765)	(9,482)	(1,958)
Net issuances of notes receivable from stockholders	—	—	(319)
Senior Redeemable Convertible Class C Common Stock dividend	—	—	(1,517)
Acquisition of Treasury Stock	(47)	—	(280)
Issuance of Common Stock and exercise of Common Stock options	86	89	57
Proceeds from sale of Senior Redeemable Convertible Class C Common Stock	—	7,390	2,567

Net cash (used in) provided by financing activities	(13,108)	5,262	(19,691)
Effect of exchange rate changes on cash and cash equivalents	(866)	(106)	28

Increase (decrease) in cash and cash equivalents	1,455	(2,003)	6,557
Cash and cash equivalents, beginning of year	6,985	8,440	6,437

Cash and cash equivalents, end of year	$8,440	$6,437	$12,994

The accompanying notes are an integral part of these consolidated financial statements.

BENTLEY SYSTEMS, INCORPORATED AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

(in thousands, except share and per share data)

1.     Operations and summary of significant accounting policies

Operations

        Bentley Systems, Incorporated (Bentley or the Company) is a global provider of collaborative software solutions that enable the Company’s users to create, manage and publish architectural, engineering and construction content. Bentley’s software solutions are used to design, engineer, build and operate large constructed assets such as roadways, bridges, buildings, industrial and power plants and utility networks. The Company focuses on five vertical industries that deploy such assets: transportation, manufacturing plants, building, utilities and government. In addition, the Company provides professional services for its software solutions, including implementation, integration, customization and training.

Unaudited pro forma stockholders’ equity

        In connection with the proposed initial public offering of the Company’s Common Stock (the Offering), all of the outstanding shares of the Redeemable Convertible Series A Preferred Stock (Preferred Stock), Senior Redeemable Convertible Class C Common Stock (Class C Common Stock) and Redeemable Convertible Class D Common Stock (Class D Common Stock) will convert into common stock upon the closing of the Offering. In addition, the Class A Common Stock will be redesignated as “Common Stock” upon the closing of the Offering. The unaudited pro forma stockholders’ equity at December 31, 2001 reflects the assumed conversion of the Preferred Stock, Class C Common Stock and Class D Common Stock into 1,552,450,                       , and 480,000 shares, respectively, of Common Stock. Additionally, the Company has 2,535,184 redeemable warrants consisting of 1,955,200 warrants issued in connection with the sale of Class C Common Stock (Class C Stockholder Warrants) and 579,984 warrants issued to certain stockholders and directors of the Company for their guaranty of a portion of the revolving credit facility (Senior Guarantor Warrants) (see Note 13). These warrants will automatically be exercised on a net issuance basis upon the closing of the Offering. The unaudited pro forma stockholders’ equity as of December 31, 2001 reflects the conversion of the redeemable common stock warrants into common stock and additional paid-in capital.

Principles of consolidation

        The consolidated financial statements include the accounts of the Company and its wholly-owned subsidiaries. The Company’s principal subsidiaries are Bentley Systems Europe BV, Bentley Systems Pty. Ltd. (Australia), Bentley Systems Co., Ltd. (Japan), Bentley Systems Germany GmbH (Germany) and Bentley Systems (UK) Ltd. All significant intercompany accounts and transactions have been eliminated. See Note 3 for investments in unconsolidated entities.

Cash and cash equivalents

        The Company considers all highly liquid investments with an original maturity of three months or less to be cash equivalents.

Supplemental cash flow information

        During the years ended December 31, 1999, 2000 and 2001, the Company paid income taxes of $1,047, $2,100 and $1,349, respectively, and interest of $2,245, $2,316 and $2,535, respectively. During 2001, the Company received a federal tax refund of $615.

        Accretion of dividends and redemption value related to Preferred Stock, Class C Common Stock and Class D Common Stock was $2,396, $2,396 and $7,014 for the years ended December 31, 1999, 2000

BENTLEY SYSTEMS, INCORPORATED AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

(in thousands, except share and per share data)

and 2001, respectively (see Notes 11 and 12). In addition, Class C Common Stock accrued $798 of cash dividends as of December 31, 2001 (see Notes 7 and 11).

        In 2001, the Company issued warrants valued at $749 to certain of the Company’s stockholders in consideration for their personal guarantees of a portion of the Company’s indebtedness under its bank credit facility (see Note 6). The Company recorded non-cash compensation expense relating to modifications made to extend the contractual life of certain employee stock options in the amount of $1,032 and $674 for the years ended December 31, 1999 and 2001, respectively (see Note 14). Additionally, the Company recorded non-cash compensation expense relating to options issued below fair market value in the amount of $17 in the year ended December 31, 2001. In 2000, the Company issued warrants valued at $704 as fees associated with the bank credit facility (see Notes 6 and 13). In 2000, the Company issued shares valued at $388 as a contribution to the profit sharing plan (see Note 10).

        The following table displays the noncash assets that were acquired during the years ended December 31, 2000 and 2001, as a result of the acquisitions described in Note 2. There were no business acquisitions in 1999.

		Intergraph		Intergraph
		Corporation	GEOPAK	Corporation
	HMR Inc.	Product Lines	Corporation	Product Lines
	2000	2000	2001	2001

Noncash assets (liabilities):
Current assets	$1,194	$—	$2,799	$—
Property and equipment	370	—	53	—
Other assets	581	—	1,572	—
Intangible assets	1,605	25,268	14,600	10,178
Current liabilities	(1,119)	—	(5,697)	(142)
Debt	(727)	—	—	—

Net noncash assets acquired	1,904	25,268	13,327	10,036
Less — Common stock issued	(1,601)	—	(9,377)	—
Options and Class C Stockholder Warrants issued	(303)	—	(282)	—
Note payable to seller	—	(11,087)	—	(10,036)

Cash paid for business (net of cash acquired)	$—	$14,181	$3,668	$—

Revenue recognition

        The Company’s subscriptions consist of annual recurring fees that its users pay for Bentley SELECT. Coverage under Bentley SELECT includes the right to use the Company’s products on a concurrent license basis and access to maintenance and technical support, product updates, upgrades and enhancements. Subscriptions revenues include Bentley SELECT coverage for separately sold perpetual licenses. Subscriptions revenues also include annual and monthly term licenses sold under the Bentley SELECT subscription program. The Company began offering term licenses with the introduction of its Geopak software product lines in 1996. Subsequent to December 31, 2001, the Company expanded its subscription program to include annual and monthly term licenses for additional Bentley software solutions and a comprehensive enterprise subscription program for its largest users. Subscriptions revenues are recognized ratably over the duration of the contract. The duration of the initial Bentley SELECT subscription contract is typically two years and licenses for monthly or annual terms are also offered. These

BENTLEY SYSTEMS, INCORPORATED AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

(in thousands, except share and per share data)

contracts automatically renew for successive terms, unless terminated. These licenses are included in subscriptions revenues on the accompanying consolidated statements of operations. Billings in advance of providing these services are recorded as deferred subscriptions revenues.

        The Company’s revenue recognition policies are in compliance with all applicable accounting regulations, including American Institute of Certified Public Accountants (AICPA) Statement of Position (SOP) 97-2, “Software Revenue Recognition,” as amended. Revenues from perpetual licenses for software are generally recognized when persuasive evidence of an agreement exists, delivery has occurred, the fee is fixed or determinable, collectibility is probable, and all significant obligations have been fulfilled by the Company. In 2000, software licenses were distributed principally through channel partners and license revenues were recognized upon shipment, unless collectibility was not reasonably assured. The Company estimates the amount of product returns and exchanges and records this reserve as a reduction in perpetual licenses upon shipment of the product. Revenues from perpetual licenses include shipping and handling charges.

        In 2001 the Company initiated a strategy to change its distribution model for perpetual licenses. Under the prior model, perpetual licenses were sold to channel partners for resale to users. Under the new model, the Company sells and delivers perpetual licenses directly to its users and the channel partner assigned to the account earns a commission. The new distribution model took effect in North America in November 2001 and will be phased in globally during 2002. Under the new model, the recognized revenues from the sale of each perpetual license are expected to be higher, reflecting the end-user markup. Cost of revenues will also increase by an approximately equal amount reflecting the commission paid to channel partners. The Company anticipates that this change will not materially affect gross profit, but the Company’s gross margin percentage from perpetual licenses will decline.

        For arrangements containing multiple elements, such as perpetual license fees, support/maintenance and consulting services and where vendor-specific objective evidence (VSOE) of fair value exists for all undelivered elements, the Company accounts for the delivered elements in accordance with the “residual method” prescribed by SOP 98-9, “Modification of SOP 97-2, Software Revenue Recognition, with Respect to Certain Transactions.”

        Revenues from implementation, integration, customization and training are recognized as services are performed as they are principally contracted for on a time and materials basis. For complex integration services, where the services are essential to the functionality of the software, the Company follows the percentage-of-completion method as defined in SOP 81-1, “Accounting for Performance of Construction-Type and Certain Production-Type Contracts.” Any anticipated losses on such contacts or programs are charged to operations when identified.

Property and equipment

        Property and equipment are recorded at cost. Depreciation is provided using the straight-line method over the estimated useful lives of the assets, which range from 3 to 25 years. Leasehold improvements are amortized over the lesser of the estimated useful lives of the improvements or the remaining lives of the related leases.

        Cost of maintenance and repairs is charged to expense as incurred. Upon retirement or other disposition, the cost of the asset and the related accumulated depreciation are removed from the accounts and any resulting gain or loss is reflected in the accompanying consolidated statements of operations.

        The Company follows the provisions of SOP 98-1, “Accounting for the Costs of Computer Software Developed or Obtained for Internal Use.” SOP 98-1 provides guidance on accounting for computer software developed or obtained for internal use including the requirement to capitalize specified

BENTLEY SYSTEMS, INCORPORATED AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

(in thousands, except share and per share data)

costs and the amortization of such costs. The adoption of SOP 98-1 did not have a material impact on the Company’s financial position or results of operations.

Intangible assets

        Intangible assets arise from acquisitions and principally consist of goodwill, trademarks, customer relationships, and acquired technology. Intangibles are amortized over their estimated useful lives, which range from three to fifteen years. The recoverability of the carrying values of intangible assets is evaluated on a recurring basis based upon estimates of undiscounted future cash flows over the remaining useful life of the asset. If the amount of such estimated undiscounted future cash flows is less than the net book value of the asset, the asset is written down to its net realizable value. As of December 31, 2001, no such write-down was required.

        In June 2001, the Financial Accounting Standards Board (FASB) issued Statement of Financial Accounting Standards (SFAS) No. 142, “Goodwill and Other Intangible Assets.” The effect of SFAS No. 142, as described more fully under “Recent Accounting Pronouncements” below, will have a material impact on the Company’s financial position and results of operations.

Cost of revenues

        Cost of subscriptions revenues includes internal salaries and related costs associated with servicing Bentley SELECT subscribers, as well as channel partner compensation for providing sales coverage and support to Bentley SELECT subscribers. Cost of perpetual licenses includes channel partner compensation, royalties to certain technology providers, amortization of software translation costs, user manuals, the costs of diskettes and packaging materials and shipping and handling costs. Cost of services includes salaries for internal and third party personnel and related overhead costs for providing implementation, integration customization and training services to users.

Research and development

        Research and development costs are charged to expense as incurred and consist primarily of salaries and benefits for software development engineers, third party development fees, costs of computer equipment used in software development and facilities costs.

        SFAS No. 86, “Accounting for the Costs of Computer Software to Be Sold, Leased, or Otherwise Marketed,” requires the capitalization of costs incurred upon achieving technological feasibility until such product is ready for sale. Costs related to research, design and development of computer software are expensed as incurred. The Company determines technological feasibility to occur when beta testing with existing clients begins. With the exception of producing foreign language translation versions, the time period between the establishment of technological feasibility and the completion of software development is short, and accordingly, no significant development costs had been incurred or capitalized during that period. Amortization of costs relating to translated versions is computed using the straight-line method over the economic life of the product, which is two years. As of December 31, 2000 and 2001, the net book values of capitalized software translation costs were $1,300 and $800, respectively, and were included in other assets on the accompanying consolidated balance sheets.

Advertising expense

        The Company expenses advertising costs as incurred. Advertising expenses of approximately $2,575, $2,970, and $2,333 were included in selling and marketing expense in the accompanying consolidated statements of operations during the years ended December 31, 1999, 2000, and 2001, respectively.

BENTLEY SYSTEMS, INCORPORATED AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

(in thousands, except share and per share data)

Income taxes

        The Company recognizes deferred income tax assets and liabilities for the expected future tax consequences of temporary differences between financial statement carrying amounts of assets and liabilities and their respective tax bases using enacted tax rates in effect for the year in which the differences are expected to reverse.

        The Company does not accrue federal income taxes on undistributed earnings of its foreign subsidiaries since such undistributed earnings are intended to be permanently reinvested and, if remitted, would not have a material impact on the Company’s overall income tax provision due to estimated available foreign tax credits.

Foreign currency translation

        Exchange adjustments resulting from transactions denominated in foreign currencies are recognized in the consolidated statements of operations. Exchange adjustments resulting from the translation of financial statements of foreign subsidiaries are reflected as a separate component of stockholders’ equity. The net foreign currency transaction gains for the years ended December 31, 1999 and 2000 were $855 and $577, respectively. The net foreign currency transaction loss for the year ended December 31, 2001 was $305. These amounts are included in other income, net on the accompanying consolidated statements of operations (see Note 18).

Net income (loss) per share

        The Company calculates net income (loss) per share in accordance with SFAS No. 128, “Earnings Per Share.” Pursuant to SFAS No. 128, dual presentation of basic and diluted net income (loss) per share is required on the face of the statements of operations for companies with complex capital structures. Basic net income (loss) per share is calculated by dividing net income (loss) available to common stockholders by the weighted average number of common shares outstanding for the period. Diluted net income (loss) per share reflects the potential dilution from the exercise or conversion of securities into common stock, such as stock options.

        For the year ended December 31, 1999, the shares used to calculate diluted net income per share included 194,959 options to purchase common stock. For the years ended December 31, 2000 and 2001, diluted net loss per share is the same as basic net loss per share as no additional shares for the potential dilution from the exercise or conversion of securities into common stock are included in the denominator as the result is anti-dilutive. Common stock equivalents of 1,552,450, 1,840,679 and 4,252,368 shares were not included in the computation of diluted net income (loss) per share for the years ended December 31, 1999, 2000 and 2001, respectively. Additionally, the deemed and cash dividends were not excluded from the numerator in the computation of diluted net income (loss) per share for the years ended December 31, 1999, 2000 and 2001, respectively.

        Unaudited pro forma basic and diluted net income per share has been calculated using the net income (loss) before dividends on Preferred Stock, Class C Common Stock and Class D Common Stock and assumes the conversion of all outstanding shares of Preferred Stock, Class C Common Stock and Class D Common Stock into shares of common stock, as if the shares had converted immediately upon their issuance.

Concentration of credit risk

        Financial instruments that potentially subject the Company to concentration of credit risk consist primarily of its cash and cash equivalents and receivables.

BENTLEY SYSTEMS, INCORPORATED AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

(in thousands, except share and per share data)

        To reduce credit risk, the Company performs ongoing credit evaluations of its customers and limits the amount of credit extended when deemed necessary. Generally, the Company requires no collateral from its customers. The Company’s accounts receivable are derived from perpetual licenses and subscriptions to a large number of channel partners and end users throughout the world. See “Revenue Recognition.” The Company maintains an allowance for potential credit losses but historically has not experienced any significant losses related to individual customers or groups of customers in any particular industry or geographic area.

        The Company’s cash and cash equivalents are with financial institutions that the Company believes are of high credit quality.

Fair value of financial instruments

        Cash and cash equivalents, accounts receivable, accounts payable, accruals and other current liabilities and deferred subscriptions revenues are reflected in the accompanying consolidated financial statements at fair value due to the short-term nature of those instruments. The carrying amount of the Company’s debt obligations approximate their fair values as of each of the balance sheet dates.

Use of estimates

        The preparation of the financial statements in conformity with accounting principles generally accepted in the United States requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent liabilities at the dates of the financial statements and the reported amounts of revenues and expenses during the reporting periods. Actual results could differ from those estimates. The Company’s critical estimates and assumptions relate to revenue recognition, adequacy of allowance for bad debts and returns, impairment of long-lived assets and accounting for income taxes.

Stock-based compensation

        The Company has elected to account for its employee stock-based compensation plans following Accounting Principles Board Opinion (APB) No. 25, “Accounting for Stock Issued to Employees” and related interpretations rather than the alternative fair value accounting provided under SFAS No. 123, “Accounting for Stock-Based Compensation” (see Note 13).

Other comprehensive income (loss)

        SFAS No. 130, “Reporting Comprehensive Income” established rules for the reporting of comprehensive income (loss) and its components. Other comprehensive income (loss) consists of net income (loss) and foreign currency translation adjustments and is presented in the accompanying consolidated statements of redeemable convertible securities and stockholders’ equity.

Reclassifications

        Certain prior year amounts have been reclassified to be consistent with the current year’s presentation.

Recent accounting pronouncements

        In June 1999, the FASB issued SFAS No. 137, “Accounting for Derivative Instruments and Hedging Activities — Deferral of the Effective Date of FASB Statement No. 133,” which defers the effective date of SFAS No. 133, “Accounting for Derivative Instruments and Hedging Activities.” SFAS

BENTLEY SYSTEMS, INCORPORATED AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

(in thousands, except share and per share data)

No. 133, issued in June 1998, establishes accounting and reporting standards for derivative instruments, including certain derivative instruments embedded in other contracts and hedging activities. SFAS No. 133 requires an entity to recognize all derivatives as either assets or liabilities in the balance sheet and measure those instruments at fair value. The Company adopted SFAS No. 133 beginning on January 1, 2001. The adoption of SFAS No. 133 did not have any impact on the Company’s financial position or results of operations.

        In June 2001, the FASB issued SFAS No. 141, “Business Combinations.” SFAS No. 141 addresses financial accounting and reporting for business combinations. SFAS No. 141 is effective for all business combinations initiated after June 30, 2001 and eliminates the pooling-of-interests method of accounting for business combinations except for qualifying business combinations that were initiated prior to July 1, 2001. SFAS No. 141 also changes the criteria to recognize intangible assets apart from goodwill. The Company adopted SFAS No. 141 on July 1, 2001. The Company has historically used the purchase method to account for all of its business combinations and accordingly, the adoption of SFAS No. 141 did not materially impact the Company’s financial position or results of operations.

        In June 2001, the FASB issued SFAS No. 142, which requires that goodwill and certain intangibles will not be amortized. Instead, these assets will be reviewed annually for impairment and written down and charged to results of operations in the periods in which the recorded value of goodwill and certain intangibles exceeds their fair values. SFAS No. 142 applies to goodwill and certain intangibles assets acquired prior to June 30, 2001, and will be adopted by the Company on January 1, 2002. Adoption of SFAS No. 142 on January 1, 2002 had no impact on our financial statements. However, in the future, SFAS No. 142 will have the impact of reducing non-cash amortization expense of goodwill and will have a material impact on the Company’s financial statements. The required impairment tests of goodwill may result in future period write-downs. For the years ended December 31, 1999, 2000 and 2001, amortization of goodwill was $430, $492 and $3,109, respectively.

        The following table presents the impact of SFAS No. 142 relating to goodwill amortization and related tax affects on operating income (loss) and net income (loss), as if they had been in effect for the years ended December 31, 1999, 2000 and 2001:

	1999		2000		2001

	As reported	As adjusted	As reported	As adjusted	As reported	As adjusted

Income (loss) from operations	$(754)	$(324)	$1,160	$1,652	$9,971	$13,080
Net income (loss) applicable to common stockholders	5,011	5,286	(3,556)	(3,064)	(5,244)	(3,348)
Net income (loss) per share — Basic and Diluted	$0.22	$0.23	$(0.15)	$(0.15)	$(0.23)	$(0.14)

BENTLEY SYSTEMS, INCORPORATED AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

(in thousands, except share and per share data)

        Details of acquired intangible assets as of January 1, 2002 are as follows:

	Amortizing		Nonamortizing

	Gross		Gross
	Carrying	Accumulated	Carrying	Accumulated
	Amount	Amortization	Amount	Amortization

Software and technology	$4,701	$1,365	$—	$—
Trademarks	—	—	3,080	—
Customer relationships	7,170	588	—	—
Goodwill	—	—	38,697	3,593
Other intangibles	9,914	8,351	—	—

Total	$21,785	$10,304	$41,777	$3,593

        In June 2001, the FASB issued SFAS No. 143, “Accounting for Asset Retirement Obligations,” which applies to legal obligations associated with the retirement of a tangible long-lived asset that results from the acquisition, construction, or development and/or the normal operation of a long-lived asset. Under SFAS No. 143, guidance is provided on measuring and recording the liability. Adoption of SFAS No. 143 will be effective on January 1, 2003. The Company does not believe that the adoption of SFAS No. 143 will materially impact the Company’s financial position or results of operations.

        In August 2001, the FASB issued SFAS No. 144, “Accounting for the Impairment or Disposal of Long-Lived Assets,” which addresses financial accounting and reporting for the impairment or disposal of long-lived assets. While SFAS No. 144 supercedes SFAS No. 121, “Accounting for the Impairment of Long-Lived Assets and for Long-Lived Assets to Be Disposed Of,” it removes goodwill from its scope and retains the requirements of SFAS No. 121 regarding the recognition of impairment losses on long-lived assets held for use. SFAS No. 144 is effective for fiscal years beginning after December 15, 2001, and interim periods within those fiscal years. The Company does not believe the adoption of SFAS No. 144 will materially impact the Company’s financial position or results of operations.

2.     Acquisitions

HMR Inc.

        In 1997, the Company purchased 25% of HMR Inc. (HMR), and acquired worldwide distribution rights for HMR’s products. HMR is a Quebec corporation that develops high performance digital imaging software for the engineering markets. On May 31, 2000, the Company acquired all of the remaining stock of HMR in exchange for 40,274 shares of the Company’s Class B nonvoting common stock (Class B Common Stock), 221,318 Exchangeable Shares of a wholly-owned Canadian subsidiary exchangeable into the Company’s Class B Common Stock on a share for share basis and options granted to employees. The total purchase price was valued at $1,904 based upon an independent valuation. The acquisition was accounted for by the purchase method of accounting and, accordingly, the operating results of HMR have been included in the Company’s consolidated statements of operations from the date of acquisition. The excess of the consideration paid over the fair value of the net assets acquired, which was $1,605, has been recorded as goodwill and is being amortized over 15 years on a straight-line basis. Amortization expense for the years ended December 31, 2000 and 2001 was $62 and $107, respectively.

Product lines from Intergraph Corporation

        On December 26, 2000, the Company purchased the civil engineering, plot-services and raster-conversion software product lines from Intergraph Corporation (Intergraph) for an initial purchase price of

BENTLEY SYSTEMS, INCORPORATED AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

(in thousands, except share and per share data)

$25,268, including acquisition costs. At the closing, the Company paid $13,463 in cash and delivered a secured note for $11,087, payable in equal installments over three years. In 2001, an increase, attributable to the earn-out based upon the renewal maintenance revenues for the acquired product lines, was made to the principal balance of the note in the amount of $10,036. The operating results attributable to the acquisition of these assets have been included in the Company’s consolidated results of operations from the date of acquisition.

        The total purchase price of the product lines acquired from Intergraph Corporation is as follows:

Cash	$13,463
Acquisition note (see Note 8)	21,123
Direct transaction costs	860

Total purchase price	$35,446

        Under the purchase method of accounting, the purchase price was allocated to the net tangible and intangible assets based on their estimated fair values as of the acquisition date. An independent valuation supports the following allocation of the purchase price:

Intangible assets:
Customer relationships	$5,230
Software and technology	2,100
Trademarks	1,250
Goodwill	26,866

Total purchase price allocation	$35,446

        The Company amortizes customer relationships and software and technology on a straight-line basis over 10 years and 3 years, respectively. For the year ended December 31, 2001, goodwill was amortized on a straight-line basis over 7 years. Amortization expense related to goodwill and customer relationships and software was $2,692 and $1,223, respectively, in the year ended December 31, 2001.

GEOPAK Corporation

        On December 18, 1996, the Company purchased 25% of the common stock of GEOPAK Corporation (GEOPAK), and acquired worldwide distribution rights for GEOPAK’s products. On September 18, 2001, the Company acquired the remaining common stock of GEOPAK through the merger of GEOPAK with and into a wholly-owned subsidiary of the Company. In consideration for such merger, the Company paid the stockholders of GEOPAK $7,500 in cash, 40,000 shares of Class C Common Stock, 480,000 shares of Class D Common, and warrants to purchase 554,667 shares of Class B Common Stock (see Notes 11 and 13).

        The estimated total purchase price of the GEOPAK acquisition is as follows:

Cash	$7,500
Value of Class C Common Stock, Class D Common Stock and warrants based on independent appraisal	9,659

Total purchase price	$17,159

BENTLEY SYSTEMS, INCORPORATED AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

(in thousands, except share and per share data)

        Under the purchase method of accounting, the preliminary purchase price was allocated to the net tangible and intangible assets based on their estimated fair values as of the acquisition date. An independent valuation supports the following allocation of the purchase price:

Net assets acquired, including cash of $3,832 (see Note 1)	$2,559
Intangible assets:
Customer relationships	1,940
Software and technology	2,050
Trademarks	1,830
Goodwill	8,780

Total purchase price allocation	$17,159

        The Company amortizes customer relationships and software and technology on a straight-line basis over 10 years and 3 years, respectively. Amortization for the year ended December 31, 2001 was $292.

Pro forma unaudited information

        The following unaudited pro forma information is presented as if the acquisitions of GEOPAK and the product lines acquired from Intergraph had occurred as of the beginning of the periods presented. The effect of the HMR acquisition on the consolidated financial statements is not significant and has been excluded from the pro forma presentation.

	Year Ended
	December 31,

	1999	2000	2001

Total revenues	$216,502	$216,859	$207,719
Income (loss) from operations	748	(1,543)	7,149
Net income (loss)	8,210	(2,396)	2,629
Net income (loss) per share — basic and diluted	$0.36	$(0.10)	$(0.11)

        The unaudited pro forma consolidated results of operations include adjustments to give effect to the amortization of goodwill and other intangibles, intercompany and certain other adjustments, as well as the related income tax effects. The unaudited pro forma information is not necessarily indicative of the results of operations that would have occurred had the purchase been made at the beginning of the periods presented or the future results of the combined operations.

3.     Investments in affiliates

Equity method

        The Company has investments in two companies, which are accounted for under the equity method. In 1998, the Company acquired minority interests in Meta4 (25%) and Modern Tech. SI, Inc. (20%), both of which are resellers of the Company’s products and participants in the “Bentley Integrator” program (see below). In 2000, Meta4 was acquired by Cadac BIS, Limited (see below). For the years ended December 31, 1999, 2000 and 2001, total revenues related to these entities was $3,374, $2,086 and $895, respectively. As of December 31, 2000 and 2001, the aggregate net accounts receivable from these entities were $1,033 and $71, respectively.

BENTLEY SYSTEMS, INCORPORATED AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

(in thousands, except share and per share data)

Cost method

        On January 25, 2002, the Company purchased for $5,000 in cash, a 12.5% interest in, and an option to acquire the remainder of, Rebis, a leading developer of discipline-specific applications for the manufacturing plant industry. It is the Company’s current intention to exercise this option. Based upon a formula set forth in the option, the Company estimates the total consideration to be $                    , of which 70% will be paid in cash and the remaining 30% will be paid in shares of the Company’s common stock, valued at the Offering price. The closing of this acquisition is subject to certain closing conditions. The Company cannot give any assurance that the contingencies related to the acquisition of the remainder of Rebis will be satisfied in a timely manner, or at all. The completion of the acquisition of the remainder of Rebis is not a condition of the closing of the Offering.

        On February 18, 2001, the Company purchased approximately 3% of POS-Midas Information Technology Co., Ltd. (POS-Midas), a Korean company engaged in the sale, design and distribution of certain commercial software and consultancy services, for $422. The Company also entered into a distribution agreement with POS-Midas in 2000. As of December 31, 2001, $500 of product purchased from POS-Midas is included in other current assets. Additionally, the Company purchased a convertible note receivable for $246 due from POS-Midas which is included in other assets on the accompanying consolidated balance sheets.

        During 2000, the Company continued to expand its “Bentley Integrator” program, acquiring an 18.4% equity interest in Cadac BIS, Limited and a 15% equity interest in Cadtronic Computer-Systeme GmbH. During 1999, the Company acquired a 19.9% equity interest in each of Armilian Technology, Third Millenium Technology Corporation, WorkPlace Wisdom Inc., and APlus Integration Solutions, Inc. Each of these investments has been accounted for under the cost method of accounting.

        Bentley Integrators are a select group of independent resellers of Bentley products. Bentley Integrators provide systems integration involving Bentley technology, as well as service under Bentley SELECT.

        The investments in affiliates accounted for under the equity and cost methods were $2,407 as of December 31, 2000 and $2,122 as of December 31, 2001. For the years ended December 31, 1999, 2000 and 2001, total revenues related to these cost method entities were $7,712, $14,003 and $6,931, respectively. As of December 31, 2000 and 2001, the aggregate net accounts receivable from these entities were $6,551 and $1,141, respectively. In addition, as of December 31, 2000 and 2001, the Company has a note receivable from Cadac BIS, Limited in the amount of $598 and $348, respectively, which is included in other assets on the accompanying consolidated balance sheets.

4.     Transactions with Intergraph

        At December 31, 2001, Intergraph owned approximately 29% of the Company’s fully diluted common stock. Intergraph distributes Bentley’s products on a nonexclusive basis. Sales of perpetual licenses to Intergraph aggregated 4.4%, 2.3% and 2.4% of total revenues in 1999, 2000 and 2001, respectively. Accounts receivables from Intergraph were approximately $2,600 and $900 at December 31, 2000 and 2001, respectively.

Settlement agreement

        By agreement dated February 23, 1999, Integraph paid $1,000 to the Company in settlement for amounts due to the Company for unpaid maintenance fees. In addition, on March 10, 1999, the Company and Intergraph entered into a Settlement Agreement and related agreements to settle pending litigation that the Company had filed against Intergraph related to Intergraph’s use of the Company’s proprietary

BENTLEY SYSTEMS, INCORPORATED AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

(in thousands, except share and per share data)

computer code known as “PlotLib.” Under the settlement agreements, among other things, Intergraph paid $700 to the Company and agreed to terminate its use of PlotLib in all Intergraph products. This $700 is included in perpetual license revenues on the accompanying consolidated statements of operations for the year ended December 31, 1999.

Arbitration settlement

        In March 1996, the Company initiated an arbitration proceeding against Intergraph claiming damages for unpaid royalties owed by Intergraph to Bentley under the Software License Agreement in effect from 1987 through 1994. Intergraph had exclusive distribution rights to Bentley’s products under the agreement. On March 26, 1999, the Company and Intergraph entered into a settlement agreement to settle the arbitration. Under the settlement, among other things, Intergraph paid $12,000 to the Company and assigned back 3,000,000 shares of the Company’s Class A Common Stock to the Company.

        The net amount from the arbitration settlement included in the 1999 consolidated statements of operations is summarized as follows:

Cash from arbitration settlement	$12,000
Fair value of stock from arbitration settlement	15,420

Gross income attributable to arbitration settlement	27,420
Less — Costs including executive bonus (see Note 9)	(13,857)

Arbitration settlement income, net	$13,563

5.     Property and equipment

        Property and equipment as of December 31, 2000 and 2001 consists of the following:

	2000	2001

Land	$1,256	$1,256
Building and improvements	12,060	12,112
Computer equipment and software	29,523	33,688
Furniture, fixtures and equipment	6,931	7,268
Automobiles	136	129

	49,906	54,453
Accumulated depreciation	(29,149)	(34,774)

	$20,757	$19,679

        Depreciation expense for the years ended December 31, 1999, 2000 and 2001 was $6,300, $6,000 and $5,800, respectively.

BENTLEY SYSTEMS, INCORPORATED AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

(in thousands, except share and per share data)

6.     Short-term borrowings

        Short-term borrowings as of December 31, 2000 and 2001 consist of the following:

	2000	2001

Revolving credit facility	$15,480	$—
8.25% promissory note to GEOPAK	1,500	—
Other short term borrowings	643	357

	$17,623	$357

        On December 26, 2000, the Company and two U.S. commercial banks entered into a three-year, $32,000 revolving credit facility that is secured by the assets of the Company. The revolving credit facility provides for discretionary advances up to $32,000, subject to a borrowing base computation equal to 85% of eligible trade accounts receivable. In connection with this revolving credit facility, the Company granted warrants to the two banks, as well as to certain stockholders and directors of the Company for their guarantees of a portion of the revolving credit facility (see Note 13). As of December 31, 2001, there was no outstanding loan balance and $26,100 available under this revolving credit facility. This credit facility contains certain financial and nonfinancial covenants with which the Company was in compliance with as of December 31, 2000 and 2001. The revolving credit facility bears interest at the banks’ commercial base floating rate or at the Company’s option, the 30, 60 or 90 day Eurodollar rate plus 3%. Interest expense on the revolving credit facility was $1,295 in 2001. Additionally, interest expense in 2001 includes $230 related to amortization of the bank warrants and $749 related to the Senior Guarantor Warrants (see Note 13).

7.     Accruals and other current liabilities

        Accruals and other current liabilities as of December 31, 2000 and 2001 consist of the following:

	2000	2001

Accrued compensation	$6,577	$5,563
Accrued commissions	3,995	1,342
Accrued benefits	1,067	3,693
Accrued events	971	174
Accrued Class C Common Stock redemption payments (see Note 11)	—	798
Other accrued and current liabilities	6,295	7,750

	$18,905	$19,320

BENTLEY SYSTEMS, INCORPORATED AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

(in thousands, except share and per share data)

8.     Long-term debt

        Long-term debt as of December 31, 2000 and 2001 consists of the following:

	2000	2001

Pennsylvania Industrial Development Authority	$2,200	$2,049
Mortgage payable	2,728	2,546
Sale-and-leaseback and lease obligations	1,523	1,991
Acquisition note (see Note 2)	11,087	17,178
Other notes	1,106	396

	18,644	24,160
Less — Current maturities	(5,084)	(9,774)

	$13,560	$14,386

        The Company has two loans payable to the Pennsylvania Industrial Development Authority structured as 15-year term loans with interest at fixed rates of 2% and 3%, respectively. The loans are collateralized by mortgages on buildings. Monthly principal and interest payments of $18 are due through April 2011 and $14 through January 2014. Interest expense on the loans was $63, $64 and $60 in the years ended December 31, 1999, 2000 and 2001, respectively.

        The mortgage payable relates to a building at the Company’s Exton, Pennsylvania headquarters. The mortgage bears interest at the rate of 8.5% per annum and matures on August 31, 2018. The mortgage is collateralized by the building and related real estate. Interest expense on the mortgage payable was $246, $259 and $161 in the years ended December 31, 1999, 2000 and 2001, respectively.

        Sale-and-leaseback and lease obligations relate to computer equipment purchased by the Company and contemporaneously sold to and leased back from financial institutions under credit commitments totaling $3,300. The lease terms are three years from inception and ownership of the computer equipment transfers to the Company automatically upon scheduled termination of the agreements. Monthly payments are currently $94, including interest at an average rate of 6.3%. Interest expense on the sale-and-leaseback and lease obligations was $168, $165 and $186 in the years ended December 31, 1999, 2000 and 2001, respectively.

        Interest expense related to the other notes was $1,689, $1,409 and $132 for the years ended December 31, 1999, 2000 and 2001, respectively.

        In conjunction with the acquisition of the product lines from Intergraph, the Company entered into a secured note agreement with Intergraph (Acquisition Note). The Acquisition Note was initially issued for $11,087 and in 2001, pursuant to the terms of the agreement, an increase attributable to the earn-out based upon the renewal maintenance revenues for the acquired product lines was made to the principal balance of the note in the amount $10,036. The remaining Acquisition Note balance of $17,178 as of December 31, 2001 is being repaid in equal quarterly installments in the amount necessary to repay the balance in full by December 1, 2003. The Acquisition Note bears interest at 9.5%. Interest expense on the Acquisition Note was $1,086 in the year ended December 31, 2001. The Company expects to repay the outstanding balance of the Acquisition Note with the proceeds of the Offering.

BENTLEY SYSTEMS, INCORPORATED AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

(in thousands, except share and per share data)

        Future principal payments for each of the next five years and thereafter for all of the Company’s long-term debt is as follows:

2002	$9,774
2003	10,345
2004	382
2005	321
2006	326
Thereafter	3,012

$24,160

9.     Executive bonus plan

        The Company has an incentive compensation program for certain of its executives. Under the program, 20% of the Company’s quarterly pretax operating profits, as defined, are paid in the form of cash bonuses, subject to certain limitations contained in the revolving credit agreement (see Note 6) and the Company’s Securities Purchase Agreement dated December 26, 2000 (see Note 11). The Company paid incentive compensation bonuses of $1,596, $1,783 and $4,293 for the years ended December 31, 1999, 2000 and 2001, respectively.

        The Company had another executive bonus plan under which one-third of the royalties from Intergraph owed during the period of the software license agreement between 1987 and 1994 were paid as a bonus to certain owner-executives of the Company. Upon settlement of the royalty arbitration with Intergraph in 1999 (see Note 4), a bonus based on the unpaid royalties received in the settlement, net of arbitration costs, was paid. The bonus consisted of $900 in cash and deferred compensation arrangements under which a $5,140 payment, with interest at 6% per annum, will be made in August 2005, or sooner upon the occurrence of certain events, including an initial public offering. Interest expense was $125, $304 and $308, for the years ended December 31, 1999, 2000 and 2001, respectively. Upon the consummation of the Offering, the deferred compensation amount must be paid six months after the Offering. At the same time that the bonus was paid, the executives participating in the bonus purchased 1,000,000 of the shares received by the Company in the settlement at fair market value in exchange for their full recourse promissory notes aggregating $5,140, with interest at 6% per annum, due August 2004. Such promissory notes have been included within stockholders’ equity.

10.     Retirement plans

        The Company maintains a qualified profit sharing plan for the benefit of substantially all United States based full-time employees with six months of service. During 1998, the plan was amended to include a 401(k) Retirement Savings Plan (the Plan). The Company may make discretionary contributions to the Plan up to a maximum of 6% of salary for each eligible participating employee. The Company made a discretionary contribution of approximately $600, $0 and $400 in 1999, 2000 and 2001, respectively. Nondiscretionary (matching) contributions to the Plan were $800, $1,065 and $1,461 for the years ended December 31, 1999, 2000 and 2001, respectively.

        The Company also maintains various retirement benefit plans for employees of its international subsidiaries, primarily defined contribution plans. Contributions to the plans were approximately $1,100, $1,000 and $1,000 in 1999, 2000 and 2001, respectively.

BENTLEY SYSTEMS, INCORPORATED AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

(in thousands, except share and per share data)

11.     Common stock

Authorized shares

        In September 2001, the Board of Directors and stockholders approved an increase in the authorized Common Stock to 60,000,000 Class A Voting Common Stock (Class A Common Stock), 30,000,000 Class B Common Stock, 150,000 shares of Class C Common Stock, and 480,000 shares of Class D Common Stock. Under certain circumstances, shares of Class B Common Stock and D Common Stock will be converted to shares of Class A Common Stock (or such other class as provided in the Company’s certificate of incorporation) on a one-for-one basis. Accordingly, authorized Class A Common Stock are reserved to the extent of issued and outstanding shares of Class B Common Stock (on a fully diluted basis).

Recent sales of Company Capital Stock

        On December 26, 2000, the Company sold 75,000 shares of Class C Common Stock and 1,040,000 Class C stockholder Warrants (See Note 13) for an aggregate purchase price of $7,500. Upon issuance, a fair value of $6,861 and $529, net of costs, was assigned to such shares of Class C Common Stock and Class C Stockholder Warrants, respectively. The Company received net proceeds of $7,390.

        On July 2, 2001, the Company sold 26,000 shares of Class C Common Stock and 360,533 Class C Stockholder Warrants (see Note 13) for an aggregate purchase price of $2,600. Upon issuance, a fair value of $2,387 and $180, net of costs, was assigned to such shares of Class C Common Stock and Class C Stockholder Warrants, respectively. The Company received net proceeds of $2,567.

        On September 18, 2001, the Company issued 40,000 shares of Class C Common Stock, 480,000 shares of Class D Common Stock and 554,667 Class C Stockholder Warrants (see Note 13) as partial consideration for the acquisition of GEOPAK (See Note 2). Upon issuance, a fair value of $3,718, $5,659 and $282 was assigned to such shares of Class C Common Stock, Class D Common Stock, and Class C Stockholder warrants, respectively.

        The Company allocated the proceeds to Class C Common Stock, Class D Common Stock and Class C Stockholder Warrants based on the relative fair values of each instrument which was determined based on a valuation provided by an independent valuation consultant. Of the total proceeds, approximately $12,966 was allocated to the Class C Common Stock, $5,659 was allocated to the Class D Common Stock and $991 was allocated to the Class C Stockholder Warrants. After considering the allocation of the proceeds based on relative fair values, it was determined that the Class C Common Stock had a beneficial conversion feature (BCF) in accordance with Emerging Issues Task Force (EITF) issue No. 98-5, “Accounting for Convertible Securities with Beneficial Conversion Features or Contingency Adjustable Conversion Ratios.” The Company recorded the BCF of approximately $3,076 and $2,508 as a discount to the Class C Common Stock for the years ended December 31, 2000 and 2001, respectively. The Company is accreting the BCF over the period from the date of issuance to the earliest redemption date, December 26, 2005. The Company recorded $714 of accretion relating to the BCF during the year ended December 31, 2001. Upon conversion of the Class C Common Stock into Class B Common Stock, the Company will recognize the remaining unamortized beneficial conversion feature on the Class C Common Stock.

Selected terms of Class C Common Stock

        Each share of Class C Common Stock may be converted at the option of the holder at any time after December 26, 2005, or immediately prior to a change of control or sale of the Company, into that number of shares of Class B Common Stock equal to the sum of (a) the product of a conversion factor of

BENTLEY SYSTEMS, INCORPORATED AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

(in thousands, except share and per share data)

one (subject to adjustment from time to time) and 2.77 1/3 (Additional Shares), and (b) the Class C Redemption Amount (as defined below) as of the time of conversion divided by the fair market value of one share of Class B Common Stock. Each share of Class C Common Stock will automatically convert into Class B Common Stock upon the completion of an initial public offering of the Company’s capital stock.

        At any time after December 26, 2005, if the Company has not completed an initial public offering of the Company’s capital stock or a sale of the Company, or immediately prior to a change of control of the Company, each holder of Class C Common Stock may elect to require the Company to redeem in whole or in part the shares of Class C Common Stock for a purchase price equal to the sum of the Class C Redemption Amount and the Additional Shares Redemption Amount (as defined below). At any time after December 26, 2005, if the Company has not completed an initial public offering of the Company’s capital stock or a sale of the Company, the Company may elect to redeem, in whole or in part the outstanding shares of Class C Common Stock for a purchase price equal to the sum of the Class C Redemption Amount and the Additional Shares Redemption Amount. Within 45 days after each calendar quarter beginning with the calendar quarter ending March 31, 2001, the Company must redeem 2.5% of the Class C Redemption Amount in cash for a price equal to 98.9847% of the portion of the Class C Redemption Amount to be redeemed, and may elect to redeem an additional 2.5% of the Class C Redemption Amount in cash for an equal amount; provided, however, that no such redemption will be made if the Company fails to comply with certain provisions of its revolving credit facility. The “Class C Redemption Amount” means an amount equal to $125 per share, less the amount of all redemptions by the Company thereon, and, at any time after the first anniversary of issuance, plus an amount equal to a quarterly compounded rate of 5.7371% of the Class C Redemption Amount as of the end of the previous calendar quarter. The “Additional Shares Redemption Amount” means an amount equal to the product of the number of Additional Shares and the fair market value of one share of Class B Common Stock. In the year ended December 31, 2001, the Company paid the Class C common stockholders $1,517 for the mandatory and optional Class C redemption dividends discussed above. As of December 31, 2001, there is $798 included in accrued expenses for redemption dividend payments to be made in 2002 (see Note 7). Additionally, the Company recorded a dividend of $594 for the accretion related to the additional redemption feature and $714 of accretion relating to the BCF for the year ended December 31, 2001.

        The holders of Class C Common Stock shall participate with the holders of Class A Common Stock and Class B Common Stock on an as-converted basis in any dividends or distributions declared by the Board of Directors and any such dividends or distributions shall be payable only if and when declared by the Board of Directors.

        In the event of liquidation or sale of the Company, holders of Class C Common Stock will receive, at their discretion, a payment equal to the sum of the Class C Redemption Amount and the Additional Shares Redemption Amount, or an amount equal to that which would be payable to the holder if the holders’ shares of Class C Common Stock were converted to Class B Common Stock prior to the liquidation or sale. Any such payment shall be prior and in preference to any distribution to the holders of any other class or series of capital stock of the Company other than the Preferred Stock.

        At any time prior to the date the Company sells 150,000 shares of Class C Common Stock or the aggregate Class C Redemption Amount reaches $10,000, and as long as there is Class C Common Stock outstanding, the holders of Class C Common Stock have the right to elect one observer to attend each meeting of the Board of Directors. Beginning on the date that the Company has sold 150,000 shares of Class C Common Stock or the aggregate Class C Redemption Amount reaches $10,000, and as long as there is Class C Common Stock outstanding, the holders of Class C Common Stock have the right to elect one member of the Company’s Board of Directors.

BENTLEY SYSTEMS, INCORPORATED AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

(in thousands, except share and per share data)

        The Class C Common Stock is carried at its current redemption value in the accompanying consolidated balance sheets outside of stockholders’ equity since the redemption of the Class C Common Stock is outside the control of the Company. Upon the consummation of the Offering, the Class C Common Stock will convert into           shares of Class B Common Stock.

Selected terms of Class D Common Stock

        Each share of Class D Common Stock shall automatically convert into one share of Class B Common Stock upon the completion of an initial public offering of the Company’s capital stock. If any holder of Class D Common Stock elects not to exercise its redemption rights (as described below) prior to the expiration date thereof or if any holder of Class D Common Stock sells or otherwise transfers its shares of Class D Common Stock (except for a transfer by a deceased holder to his estate or heirs), then such holder’s shares of Class D Common Stock shall automatically be converted into Class B Common Stock on a one-for-one basis.

        Each share of Class D Common Stock is redeemable at the election of the holder, in whole or in part, for cash in an amount equal to the Class D Redemption Amount (as defined below) (a) at any time during the period beginning on the fifth anniversary of the initial issuance date (September 2001) of any such share and ending sixty days later, or (b) if sooner, in the event of an initial public offering of the Company’s capital stock or the sale of the Company at a price per share below the Class D Redemption Amount in effect at the time of such event. If any holder of Class D Common Stock elects not to exercise its redemption right under subsection (a) of the foregoing sentence, then, for a period of 60 days following the expiration date of such redemption right, the Company shall have the right to redeem such holders’ shares of Class D Common Stock, in whole or in part, at a price per share equal to the Company Redemption Amount (as defined below) in effect on the date of such exercise. The “Class D Redemption Amount” per share equals $13.25 and, beginning August 30, 2002, increases each day thereafter at an annual rate of 10%. The “Company Redemption Amount” per share on a particular date equals $17.00 and, beginning September 30, 2002, increases each day thereafter for the year ended December 31, 2001 at an annual rate of 10%. The Company recorded $251 of accretion relating to this redemption feature for the year ended December 31, 2001.

        The Class D Common Stock is in the accompanying consolidated balance sheet outside of stockholders’ equity since the redemption of the Class D Common Stock is outside the control of the Company. Upon the consummation of the Offering, the Class D Common Stock will convert into 480,000 shares of Class B Common Stock.

12.     Preferred stock

        The Company has 1,552,450 shares of Preferred Stock authorized.

        On September 18, 1998, the Company entered into a Stock Purchase Agreement and issued 1,552,450 shares of its Preferred Stock plus 2,171,028 shares of Class B Common Stock held in escrow, for $15,000. Upon issuance, a fair value of $13,800 and $1,100 was assigned to the Preferred Stock and Class B Common Stock held in escrow, respectively, net of costs. The Preferred Stock may be converted into 1,552,450 shares of Class B Common Stock at the option of the holder at any time and will be automatically converted into common stock upon the completion of an initial public offering of the Company’s Common Stock, as defined.

        The Preferred Stock accrues annual dividends at a rate of $1.9522 per share, which compounds annually at the rate of 20.201% (Accrued Dividends). Accrued Dividends and the accretion of redemption value during 1999, 2000 and 2001 were $2,396, $2,396 and $5,455, respectively, and are payable only if

BENTLEY SYSTEMS, INCORPORATED AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

(in thousands, except share and per share data)

and when declared by the Company’s Board of Directors and must be paid prior to any dividends on the Company’s common stock and in connection with a redemption of the Preferred Stock. At any time after March 18, 2003, the holders of outstanding Preferred Stock will have the right and option to require the Company (subject to restrictions imposed by law) to redeem the Preferred Stock for $9.6621 per share plus Accrued Dividends not previously paid (the Redemption Amount). At any time after March 18, 2005, the Company will have the right and option to redeem all outstanding shares of the Preferred Stock for the Redemption Amount. In the event of liquidation or sale of the Company, holders of the Preferred Stock will receive, at their discretion, a preferred payment equal to the Redemption Amount or an amount equal to that which would be payable to the holder if the holders’ shares of Preferred Stock were converted to common stock prior to the liquidation or sale.

        In connection with certain charter amendments since 1998, the dividend rate has been increased retroactively to the original issuance date. The Company has increased the carrying value of the Preferred Stock by the accrued dividends and accretion of the value assigned to the Class B Common Stock.

        So long as any shares of the Preferred Stock are outstanding, the holders of the Preferred Stock have the right to elect one member of the Company’s Board of Directors, whose consent may be required for certain actions outside of the ordinary course of business.

        In the event that the Company completes an initial public offering of its common stock, and the proceeds of such offering are less than $30,000, holders of the Preferred Stock will have the right, on or after September 18, 2002, to require the Company to purchase all of their shares into which the Preferred Stock was converted for $25,300; provided, however, that this right shall terminate if prior to the exercise thereof the Company achieves a market capitalization in excess of $300,000.

        In connection with the sale of the Preferred Stock, the Company issued 2,171,028 shares of its Class B Common Stock to be held in escrow and distributed to the holders of the Preferred Stock and/or certain of the Company’s other stockholders who were stockholders on September 18, 1998 over a four year period based on the Company’s market value during the period in relation to certain agreed upon targets.

        The Preferred Stock is carried at its current redemption value in the accompanying consolidated balance sheet outside of stockholders’ equity since the redemption of the Preferred Stock is outside the control of the Company.

13.     Stock options and warrants

Stock options

        The Company has two stock option plans; the 1995 Stock Option Plan and the 1997 Stock Option Plan. The 1995 Stock Option Plan provides for the granting of nonqualified stock options for the purchase of Class A voting common stock to key employees, the option price per share may not be less than 75% of the fair market value of a share on the date the option is granted, the options generally vest over four years and the maximum term of an option may not exceed ten years from the date of grant. At December 31, 2001, there are 1,075,080 options authorized under this plan. As of December 31, 2000 and 2001, 643,004 and 564,130 options were outstanding under this plan, respectively. No further options will be granted under the 1995 Stock Option Plan after the closing of the Offering.

        The 1997 Stock Option Plan provides for the granting of nonqualified stock options and incentive stock options for the purchase of Class B nonvoting common stock to key employees, the option price per share may not be less than 100 percent of the fair market value of a share on the date the option is granted, the options generally vest over four years and the maximum term of an option may not exceed ten

BENTLEY SYSTEMS, INCORPORATED AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

(in thousands, except share and per share data)

years from the date of grant. In May 2000, the Company’s Board of Directors and stockholders approved an amendment to the 1997 Plan to reserve an additional 1,800,000 shares of Class B nonvoting common stock for issuance upon the exercise of qualified or nonqualified stock options. At December 31, 2001, there were 3,800,000 options authorized under this plan. As of December 31, 2000 and 2001, 2,263,517 and 3,396,016 options were outstanding under this plan, respectively. No further options will be granted under the 1997 Stock Option Plan after the closing of the Offering.

        The following is a summary of transactions under both plans:

	Number of Shares		Price per Share

	Available for			Weighted-
	Future Grants	Outstanding	Range	average

Balance at December 31, 1998	1,220,668	1,846,412	$2.54 - $10.00	$5.27
Exercised	—	(33,750)	2.54	2.54
Cancelled	169,428	(169,428)	2.54 - 10.00	6.46
Granted	(847,400)	847,400	5.14	5.14

Balance at December 31, 1999	542,696	2,490,634	2.54 - 10.00	$5.18
Authorized	1,800,000	—	—	—
Exercised	—	(280,000)	2.54	2.54
Cancelled	252,914	(252,914)	5.14 - 10.00	5.78
Granted	(948,801)	948,801	6.12	6.12

Balance at December 31, 2000	1,646,809	2,906,521	2.54 - 10.00	5.70
Exercised	—	(22,500)	2.54	2.54
Cancelled	352,415	(352,415)	2.54 - 10.00	5.79
Granted	(1,428,540)	1,428,540	2.22 - 6.12	5.90

Balance at December 31, 2001	570,684	3,960,146	$2.22 - 10.00	$5.75

        The following is a summary of options outstanding and exercisable by price range as of December 31, 2001:

Options Outstanding

		Weighted-Average
Exercise	Number of	Remaining	Options
Prices	Shares	Contractual Life	Exercisable

$ 2.22	65,271	3.0	65,271
2.54	333,630	2.1	333,630
2.90	15,769	3.0	10,511
5.14	1,029,295	6.6	833,249
5.68	15,550	6.0	15,550
6.12	2,129,631	9.0	210,801
8.37	230,500	4.4	230,500
10.00	140,500	5.0	140,500

	3,960,146	7.2	1,840,012

        Subsequent to December 31, 2002, options to purchase 2,200 shares of common stock were cancelled.

BENTLEY SYSTEMS, INCORPORATED AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

(in thousands, except share and per share data)

        The Company determines stock-based compensation under APB 25. During 1999, there was $1,032 of compensation expense recorded relating to a modification made to extend the contractual life of certain employee stock options. During 2000, there was no compensation expense recorded. During 2001, there was $674 in compensation expense recognized relating to a modification made to extend the contractual life of certain employee stock options and $17 in compensation expense relating to the issuance of options below fair market value.

        Pro forma information regarding net income (loss) is required by SFAS 123 as if the Company had accounted for its stock-based compensation based on the fair value method. Had compensation cost for such plans been determined consistent with SFAS 123, the Company’s net income (loss) would have been adjusted to the pro forma amounts indicated below.

	Year Ended December 31,

	1999	2000	2001

Net income (loss) applicable to common stockholders:
As reported	$5,011	$(3,556)	$(5,244)
Pro forma	$2,887	$(6,793)	$(7,169)

Net income (loss) per share:
Basic and Diluted:
As reported	$0.22	$(0.15)	$(0.23)
Pro forma	$0.13	$(0.30)	$(0.31)

        For this purpose, the fair value of the Company’s stock-based awards to employees was estimated at the date of grant using a Black-Scholes option pricing model, assuming an estimated life of seven years, no dividends, volatility of 70% and risk-free interest rates of 6.6%, 5.5% and 4.4% in 1999, 2000 and 2001, respectively.

Class C Stockholder Warrants

        The Company sold Class C Stockholder Warrants to the purchasers of Class C common stock and issued Class C Stockholder Warrants in connection with the GEOPAK acquisition (see Note 2) at an exercise price equal to the product of (a) the fair market value of the number of shares of Class B Common Stock such warrant is exercisable into, and (b) the applicable discount rate set forth in the terms of such warrant. The Class C Stockholder Warrants expire on the tenth anniversary of the date of issuance. These warrants may be exercised upon the request of the holder at any time after the fifth anniversary of the date of issuance or a change of control of the Company, and shall automatically be exercised on a net issuance basis upon the consummation of a qualified initial public offering of the Company’s capital stock or a sale of the Company. As of December 31, 2000 and 2001, 1,040,000 and 1,955,200 Class C Stockholder Warrants were outstanding, respectively.

        At any time after December 26, 2005, if the Company has not completed an initial public offering of the Company’s capital stock or a sale of the Company, or at any time after the Company has redeemed the Class C Common Stock, each holder of a Class C Stockholder Warrant shall have the right to require the Company or the Company shall have the right to redeem such Class C Stockholder Warrant for a redemption price equal to the product of (a) the fair market value of the number of shares of Class B Common Stock such Class C Stockholder Warrant is exercisable into, and (b) the applicable discount rate set forth in the terms of such Class C Stockholder Warrant. Accordingly, the Class C Stockholder Warrants are recorded as a liability on the accompanying consolidated balance sheets at their redemption value.

BENTLEY SYSTEMS, INCORPORATED AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

(in thousands, except share and per share data)

Senior Lender Warrants

        On December 26, 2000, the Company issued warrants to purchase up to a total of 988,290 shares of Class B Common Stock of the Company to two US commercial banks acting as co-lenders under the Company’s revolving credit facility at an initial warrant exercise price of $10.17 per share (see Note 6). A fair market value of $704 has been included with other assets and is being amortized over the initial three-year term of the revolving credit facility. These warrants may only be exercised upon either the consummation of a qualified initial public offering of the Company’s capital stock or upon the occurrence of a change in control of the Company, and shall expire on the earliest of (i) December 26, 2010, (ii) 90 days subsequent to a notice of nonrenewal of the credit facility by the co-lenders or (iii) two years after the consummation of an initial public offering by the Company.

Senior Guarantor Warrants

        On July 2, 2001, the Company issued Senior Guarantor Warrants to purchase up to a total of 579,984 shares of Class B Common Stock to certain stockholders and directors of the Company in consideration for their guaranty of a portion of the Company’s revolving credit facility (see Note 6). The Senior Guarantor Warrants have an exercise price equal to the product of (a) the fair market value of the number of shares of Class B Common Stock such Warrant is exercisable into, and (b) the applicable discount rate set forth in the terms of such Warrant. A fair market value based upon a valuation from an independent valuation consultant of $749 was attributed to the Senior Guarantor Warrants and was included in interest expense on the accompanying consolidated statement of operations.

        The Senior Guarantor Warrants expire on December 26, 2010. These warrants may be exercised upon the request of the holder at any time after December 26, 2005 or a change of control of the Company, and shall automatically be exercised upon the consummation of a qualified initial public offering of the Company’s capital stock or a sale of the Company.

        At any time after December 26, 2005, if the Company has not completed a qualified initial public offering of the Company’s capital stock or a sale of the Company, each holder of a Senior Guarantor Warrant shall have the right to require the Company, and the Company shall have the right to redeem such Warrant for a redemption price equal to the product of (a) the fair market value of the number of shares of Class B Common Stock such Senior Guarantor Warrant is exercisable into, and (b) the applicable discount rate set forth in the terms of such Senior Guarantor Warrant. Accordingly, the Class C Stockholder Warrants are recorded as a liability on the accompanying consolidated balance sheets at their redemption value.

BENTLEY SYSTEMS, INCORPORATED AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

(in thousands, except share and per share data)

14.     Income taxes

        The provision (benefit) for income taxes consists of the following:

	Year Ended December 31,

	1999	2000	2001

Current:
Federal	$369	$(457)	$1,291
State	104	79	128
Foreign	1,128	1,222	1,276

	1,601	844	2,695

Deferred:
Federal	2,945	514	(215)
State	290	(113)	(97)
Foreign	60	(457)	49

	3,295	(56)	(263)

Valuation allowance	(669)	71	180

	$4,227	$859	$2,612

        The following is a summary of the significant components of the Company’s deferred tax assets and liabilities as of December 31, 2000 and 2001:

	2000	2001

Deferred tax assets:
Net operating loss carryforwards	$3,123	$2,393
Accelerated depreciation	410	642
Bad debt allowance	721	1,264
Expenses not currently deductible	2,951	2,841
Other	287	408
Valuation allowance	(891)	(1,142)

	6,601	6,406

Deferred tax liabilities:
Intangible assets	583	449
Unrealized exchange gains	568	18
Trade receivables market valuation allowance	106	—
Other	63	23

	1,320	490

Net deferred tax asset	$5,281	$5,916

        The net change in the valuation allowance for deferred tax assets relates to losses in investee companies and to net operating loss carryforwards of foreign subsidiaries.

        International net operating loss carryforwards totaling approximately $800 (net of valuation allowances) in future benefit at December 31, 2001, expire principally in the years 2002 through 2007.

BENTLEY SYSTEMS, INCORPORATED AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

(in thousands, except share and per share data)

State net operating loss carryforwards with a future benefit of $600 expire principally in the years 2008 through 2014.

        A reconciliation of the statutory federal income tax rate to the Company’s effective income tax rate is as follows:

	Year Ended December 31,

	1999	2000	2001

Federal statutory rate	34.0%	(34.0)%	34.0%
Change in valuation allowance	(1.4)	22.6	2.7
State income taxes, net of federal benefit	2.2	(19.7)	0.5
Nondeductible expenses	5.6	293.0	10.6
Research and development credit	—	—	(4.1)
Foreign sales corporation and export credit benefit	—	—	(6.8)
Difference in rates of foreign taxes	(6.3)	70.8	3.1
Other	2.2	(47.3)	(1.0)

	36.3%	285.4%	39.0%

15.     Commitments and contingencies

Leases

        The Company leases certain facilities under operating leases having initial or remaining non-cancellable terms in excess of one year. The future minimum lease payments as of December 31, 2001 are as follows:

2001	$3,354
2002	2,637
2003	1,424
2004	1,034
2005	853

Total future minimum lease payments	$9,302

        During the years ended December 31, 1999, 2000 and 2001, total rent expense amounted to $4,600, $3,666 and $4,276, respectively.

Litigation

        From time to time, the Company is involved in certain legal actions arising in the ordinary course of business. In management’s opinion, based upon the advice of counsel, the outcome of such actions are not expected to have a material adverse effect on the Company’s future financial position or results of operations.

16.     Segments and geographic data

        The Company views its operations and manages its business as one segment, the development and marketing of computer software and related services. The Company markets its products and services through the Company’s offices in the United States and its wholly-owned branches and subsidiaries

BENTLEY SYSTEMS, INCORPORATED AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

(in thousands, except share and per share data)

operating in Europe and throughout the Asia/Pacific Rim. North America includes the United States and Canada. Latin and South America includes Mexico.

	Year Ended December 31,

	1999	2000	2001

Revenues:
North America	$92,551	$94,749	$105,210
Europe, the Middle East and Africa	65,394	63,559	72,879
Asia/Pacific	18,121	18,246	18,748
Latin and South America	6,153	3,670	5,773

	$182,219	$180,224	$202,610

	December 31,

	2000	2001

Identifiable assets:
North America	$96,521	$115,900
Europe, the Middle East and Africa	33,982	35,605
Asia/Pacific	7,533	8,728
Latin and South America	2,434	1,505

	$140,470	$161,738

17.     Interest expense, net

        Interest expense, net is comprised of the following:

	Year Ended
	December 31,

	1999	2000	2001

Interest expense	$2,291	$2,201	$4,207
Interest income	421	740	745

	$1,870	$1,461	$3,462

18.     Other income, net

        Other income, net is comprised of the following:

	Year Ended
	December 31,

	1999	2000	2001

Equity in (loss) income of minority interests	$(39)	$(524)	$145
Foreign exchange gains (loss)	855	577	(305)
Other (loss) income	(121)	(53)	348

	$695	$—	$188

BENTLEY SYSTEMS, INCORPORATED AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

(in thousands, except share and per share data)

19.     Related party transactions

        On October 1, 2001, the Company entered into a Warehouse and Shipping Outsourcing Agreement with VideoRay, LLC. Under the agreement, the Company outsources to VideoRay the warehousing and shipping services that were previously conducted in-house. VideoRay also assumed the operation of and all lease payments for the Company’s warehouse in Exton, Pennsylvania. The Company pays VideoRay a monthly fee of $24 for these services and VideoRay assumes certain costs of operating the facility, including rent, warehouse-related occupancy costs, payroll, medical and insurance expenses for the Company’s employees working under VideoRay’s supervision to perform required services under the agreement and equipment maintenance and service and other costs. The Company may also pay an additional $1 per month in fees if telephone costs between the parties are separable. In addition, the Company reimburses VideoRay for carrier costs for shipments and certain other expenses. The warehouse agreement expires on December 31, 2002, although the Company has the right to terminate the agreement if an alternate source who can provide the services better or cheaper is found. All of the costs for these out-sourced services were previously borne by the Company. In connection with all the services provided under the warehouse agreement, the Company paid $71 to VideoRay in 2001 for the portion of the year that the agreement was in force and reimbursed them $202 for carrier costs. One of the Company’s employees who is also a stockholder and a brother of several officers of the Company, owns a 68% equity interest in VideoRay.

20.	Valuation and qualifying accounts for each of the three years in the period ended December 31, 2001

		Additions

	Balance at	Charged to	Charged to		Balance at
	Beginning	Costs and	Other		End of
Description	of Year	Expenses	Accounts	Deductions	Year

For the year ended December 31, 1999:
Allowance for doubtful accounts	$4,227	$5,147	$—	$2,931	$6,443

For the year ended December 31, 2000:
Allowance for doubtful accounts	$6,443	$2,235	$—	$1,968	$6,710

For the year ended December 31, 2001:
Allowance for doubtful accounts	$6,710	$1,166	$298 (1)	$731	$7,443

(1)	Represents amount recorded in connection with the GEOPAK acquisition.

REPORT OF INDEPENDENT PUBLIC ACCOUNTANTS

To GEOPAK Corporation:

        We have audited the accompanying balance sheets of GEOPAK Corporation (a Florida corporation) as of December 31, 2000 and August 31, 2001 and the related statements of operations, stockholders’ equity and cash flows for the periods then ended. These financial statements are the responsibility of the Company’s management. Our responsibility is to express an opinion on these financial statements based on our audits.

        We conducted our audits in accordance with auditing standards generally accepted in the United States. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

        In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of GEOPAK Corporation as of December 31, 2000 and August 31, 2001 and the results of its operations and its cash flows for the periods then ended in conformity with accounting principles generally accepted in the United States.

Arthur Andersen LLP

Philadelphia, Pennsylvania

February 22, 2002

GEOPAK CORPORATION

BALANCE SHEETS

(in thousands, except share data)

	December 31,	August 31,
	2000	2001

ASSETS
Current assets:
Cash and cash equivalents	$4,868	$3,832
Accounts receivable, net of allowance of $251 and $273	971	1,846
Receivables from Bentley	1,490	1,987
Deferred commissions	180	210
Interest receivable on note receivable from Bentley	4	87
Tax receivable	—	257
Deferred tax asset	807	915
Prepaid and other current assets	15	68

Total current assets	8,335	9,202
Property and equipment, net	42	77

	$8,377	$9,279

LIABILITIES AND STOCKHOLDERS’ EQUITY
Current liabilities:
Accounts payable	$248	$70
Payable to Bentley	407	559
Accruals and other current liabilities	1,633	1,268
Deferred royalty revenues from Bentley	1,771	2,132
Deferred revenues	3,264	4,020

Total liabilities	7,323	8,049

Commitments and contingencies (Note 6)
Stockholders’ equity:
Common stock, no par value; 1,000,000 shares issued and outstanding	2,600	2,600
Note receivable from Bentley	(1,500)	(1,500)
Retained earnings (accumulated deficit)	(46)	130

Total stockholders’ equity	1,054	1,230

	$8,377	$9,279

The accompanying notes are an integral part of these financial statements.

GEOPAK CORPORATION

STATEMENTS OF OPERATIONS

(in thousands, except share and per share data)

		Eight Months
	Year Ended	Ended
	December 31,	August 31,
	2000	2001

Revenues:
Licenses	$5,797	$3,928
Maintenance and support	280	249
Royalties from Bentley	3,965	2,721
Other services	1,008	1,013

Total revenues	11,050	7,911
Cost of revenues	7,489	4,934
Gross margin	3,561	2,977
Operating expenses:
Research and development	128	352
Selling and marketing	1,398	730
General and administrative	1,880	1,823

Total operating expenses	3,406	2,905
Income from operations	155	72
Interest expense	(6)	—
Interest and other income, net	382	247

Income before income taxes	531	319
Provision for income taxes	249	143

Net income	$282	$176

Net income per share:
Basic	$0.28	$0.18

Diluted	$0.28	$0.17

Shares used in computing net income per share:
Basic	1,000,000	1,000,000
Diluted	1,006,283	1,006,283

The accompanying notes are an integral part of these financial statements.

GEOPAK CORPORATION

STATEMENTS OF STOCKHOLDERS’ EQUITY
(in thousands, except share data)

	Common stock				Total
			Notes receivable	Retained	stockholders’
	Shares	Amount	from Bentley	earnings	equity

Balance as of December 31, 1999	1,000,000	$2,600	$(1,500)	$(328)	$772
Net income	—	—	—	282	282

Balance as of December 31, 2000	1,000,000	2,600	(1,500)	(46)	1,054
Net income	—	—	—	176	176

Balance as of August 31, 2001	1,000,000	$2,600	$(1,500)	$130	$1,230

The accompanying notes are an integral part of these financial statements.

GEOPAK CORPORATION

STATEMENTS OF CASH FLOWS

(in thousands)

		Eight Months
	Year Ended	Ended
	December 31,	August 31,
	2000	2001

Cash flows from operating activities:
Net income	$282	$176
Adjustments to reconcile net income to net cash provided by (used in) operating activities—
Depreciation and amortization	4	17
Provision for doubtful accounts	44	22
Deferred income taxes	(88)	(108)
Changes in assets and liabilities:
Accounts receivable	(40)	(897)
Receivables from Bentley	(707)	(497)
Deferred commissions	(116)	(30)
Interest receivable on note receivable from Bentley	(4)	(83)
Tax receivable	—	(257)
Prepaid and other current assets	—	(53)
Accounts payable	123	(178)
Payable to Bentley	220	152
Accruals and other current liabilities	428	(365)
Deferred royalty revenue from Bentley	638	361
Deferred revenue	341	756

Net cash provided by (used in) operating activities	1,125	(984)
Cash used in investing activities:
Purchases of property and equipment	(43)	(52)

Increase (decrease) in cash and cash equivalents	1,082	(1,036)
Cash and cash equivalents, beginning of period	3,786	4,868

Cash and cash equivalents, end of period	$4,868	$3,832

The accompanying notes are an integral part of these financial statements.

GEOPAK CORPORATION

NOTES TO FINANCIAL STATEMENTS

(in thousands, except share and per share data)

1.     Operations and summary of significant accounting policies

Background

        GEOPAK Corporation (the Company) develops civil engineering software based upon the Bentley Systems, Incorporated (“Bentley”) MicroStation product. On December 18, 1996 Bentley purchased 25% of the common stock of the Company and acquired worldwide distribution rights for the Company’s products (see Note 2). On September 18, 2001, Bentley acquired the remaining common stock of the Company.

Cash and cash equivalents

        The Company considers all highly liquid investments with an original maturity of three months or less to be cash equivalents.

Supplemental cash flow information

        During the year ended December 31, 2000 and the eight months ended August 31, 2001, the Company paid income taxes of $428 and $303, respectively, and interest of $6 and $0, respectively.

Revenue recognition

        The principal sources of the Company’s revenues are software license fees, software maintenance and support fees, royalty fees and training and consulting fees. The Company recognizes revenues in accordance with the provisions of the American Institute of Certified Public Accountants (AICPA) Statement of Position (SOP) 97-2, “Software Revenue Recognition,” as amended by SOP 98-4 and SOP 98-9, as well as Technical Practice Aids issued from time to time by the AICPA. Revenues are generally recognized when persuasive evidence of an arrangement exists, delivery has occurred, the fee is fixed or determinable, and collectibility is considered probable.

        License fee revenues relate primarily to term license subscriptions to the Company’s software products, including maintenance and support, and are recognized ratably over the terms of the related agreements, which are usually a period of one year.

        License fee revenues from sales of perpetual licenses are generally recognized upon delivery, based upon the residual method after all elements, other than maintenance and support, have either been delivered or vendor specific objective evidence (VSOE) of the fair values exist for such undelivered elements. License fee revenues from sales of perpetual licenses were $67 and $64 for year ended December 31, 2000 and the eight months ended August 31, 2001, respectively.

        Revenues from software maintenance and support contracts are recognized on a straight-line basis over the term of the contract, which is usually a period of one year. VSOE of fair value of software support is determined based on the price charged when the maintenance and support element are sold separately.

        Royalty fee revenues relate to royalties received by the Company from sales of the Company’s software licenses and maintenance and support by Bentley (see Note 2). The Company recognizes royalties related to subscriptions over the related subscription period, royalties from sales of perpetual licenses generally upon delivery and royalties from sales of maintenance and support ratably over the related support period.

GEOPAK CORPORATION

NOTES TO FINANCIAL STATEMENTS — (continued)

(in thousands, except share and per share data)

        Revenues from training and consulting services are recognized as services are performed, based on VSOE of fair value, which is determined by reference to the price the customer would be required to pay when the services are sold separately.

Deferred revenue

        Deferred revenue includes advance billings and payments for license subscriptions, maintenance and support services and consulting services that have not yet been delivered or performed.

Deferred royalty revenue from Bentley

        Deferred royalty revenues from Bentley includes advance billings and payments for royalties from Bentley on license subscriptions and maintenance and support services that have not yet been delivered or performed.

Property and equipment

        Property and equipment are recorded at cost. Depreciation is provided using the straight-line method over the estimated useful lives of the assets, which range from 5 to 7 years. Leasehold improvements are amortized over the lesser of the estimated useful lives of the improvements or the remaining lives of the related leases.

        Cost of maintenance and repairs is charged to expense as incurred. Upon retirement or other disposition, the cost of the asset and the related accumulated depreciation are removed from the accounts and any resulting gain or loss is reflected in the accompanying statements of operations.

Research and development

        Research and development expenditures are charged to operations as incurred. Statement of Financial Accounting Standards (SFAS) No. 86, “Accounting for the Costs of Computer Software to Be Sold, Leased or Otherwise Marketed,” requires capitalization of certain software development costs subsequent to the establishment of technological feasibility. The Company has determined that technological feasibility for its products is generally achieved upon the completion of a working model. Since software development costs have not been significant after the completion of a working model, all such costs have been charged to expense as incurred.

Advertising expenses

        The Company expenses advertising costs as incurred. Advertising expenses of approximately $274 and $225 were included in selling and marketing expenses in the accompanying statements of operations for the year ended December 31, 2000 and the eight months ended August 31, 2001, respectively.

Income taxes

        The Company recognizes deferred income tax assets and liabilities for the expected future tax consequences of temporary differences between financial statement carrying amounts of assets and liabilities and their respective tax bases using enacted tax rates in effect for the year in which the differences are expected to reverse.

GEOPAK CORPORATION

NOTES TO FINANCIAL STATEMENTS — (continued)

(in thousands, except share and per share data)

Net income per share

        The Company calculates net income per share in accordance with SFAS No. 128, “Earnings Per Share.” Pursuant to SFAS No. 128, dual presentation of basic and diluted net income per share is required on the face of the statements of operations for companies with complex capital structures. Basic net income per share is calculated by dividing net income available to common stockholders by the weighted average number of common shares outstanding for the period. Diluted net income per share reflects the potential dilution from the exercise or conversion of securities into common stock, such as stock options.

        For the year ended December 31, 2000 and the eight months ended August 31, 2001, the shares used to calculate diluted net income per share include options to purchase 6,283 shares of common stock.

Concentration of credit risk

        Financial instruments which potentially subject the Company to concentration of credit risk consist primarily of its cash and cash equivalents and receivables. The Company maintains an allowance for potential credit losses but historically has not experienced any significant losses related to individual customers or groups of customers in any particular industry or geographic area. The Company’s cash and cash equivalents are with financial institutions that the Company believes are of high credit quality.

        For the year ended December 31, 2000 and the eight months ended August 31, 2001, Bentley accounted for approximately 37% and 36%, respectively, of the Company’s total revenues and as of December 31, 2000 and August 31, 2001 represented approximately 61% and 52%, respectively, of the Company’s total accounts receivable. One other customer accounted for approximately 14% of the Company’s total revenues for the eight months ended August 31, 2001.

Fair value of financial instruments

        Cash and cash equivalents, accounts receivable, accounts payable and accruals and other current liabilities are reflected in the accompanying financial statements at fair value due to the short-term nature of those instruments.

Use of estimates

        The preparation of the financial statements in conformity with accounting principles generally accepted in the United States requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent liabilities at the dates of the financial statements and the reported amounts of revenues and expenses during the reporting periods. Actual results could differ from those estimates.

Stock-based compensation

        The Company has elected to follow Accounting Principles Board (APB) Opinion No. 25, “Accounting for Stock Issued to Employees,” and related interpretations in accounting for its employee stock options. Under APB No. 25, if the exercise price of the Company’s employee stock option equals or exceeds the market price of the underlying stock on the date of the grant, no compensation expense is recognized.

GEOPAK CORPORATION

NOTES TO FINANCIAL STATEMENTS — (continued)

(in thousands, except share and per share data)

Recent accounting pronouncements

        In June 1999, the Financial Accounting Standards Board (FASB) issued SFAS No. 137, “Accounting for Derivative Instruments and Hedging Activities — Deferral of the Effective Date of FASB Statement No. 133,” which defers the effective date of SFAS No. 133, “Accounting for Derivative Instruments and Hedging Activities.” SFAS No. 133, issued in June 1998, establishes accounting and reporting standards for derivative instruments, including certain derivative instruments embedded in other contracts and hedging activities. It requires an entity to recognize all derivatives as either assets or liabilities in the balance sheet and measure those instruments at fair value. The Company adopted SFAS No. 133 beginning on January 1, 2001. The adoption of this pronouncement did not have any impact on the Company’s financial position or results of operations. The Company does not utilize derivatives.

        In June 2001, the FASB issued SFAS No. 141, “Business Combinations.” SFAS No. 141 addresses financial accounting and reporting for business combinations. SFAS No. 141 is effective for all business combinations initiated after June 30, 2001 and eliminates the pooling-of-interest method of accounting for business combinations. The adoption of this pronouncement did not impact the Company’s financial position or results of operations.

        In June 2001, the FASB issued SFAS No. 142, “Goodwill and Other Intangible Assets,” which requires that goodwill and certain other intangibles will not be amortized. Instead, these intangibles will be reviewed annually for impairment and any resulting write-down will be charged to results of operations in the periods in which the recorded value of goodwill and certain intangibles is less than its fair value. SFAS No. 142 applies to goodwill and certain intangibles assets acquired prior to June 30, 2001, and was adopted by the Company on January 1, 2002. The adoption of this pronouncement did not impact the Company’s financial position or results of operations.

        In June 2001, the FASB issued SFAS No. 143, “Accounting for Asset Retirement Obligations” that applies to legal obligations associated with the retirement of a tangible long-lived asset that results from the acquisition, construction, or development and/or the normal operation of a long-lived asset. Under this pronouncement, guidance is provided on measuring and recording the liability. Adoption of SFAS No. 143 is required to be adopted on January 1, 2003. The Company does not believe that the adoption of SFAS No. 143 will impact the Company’s financial position or results of operations.

        In August 2001, the FASB issued SFAS No. 144, “Accounting for the Impairment or Disposal of Long-Lived Assets” that addresses financial accounting and reporting for the impairment or disposal of long-lived assets. While SFAS No. 144 supercedes SFAS No. 121, “Accounting for the Impairment of Long-Lived Assets and for Long-Lived Assets to Be Disposed of,” it removes goodwill from its scope and retains the requirements of SFAS No. 121 regarding the recognition of impairment losses on long-lived assets held for use. SFAS No. 144 is effective for fiscal years beginning after December 15, 2001, and interim periods within those fiscal years. The Company does not believe SFAS No. 144 will materially impact the Company’s financial position or results of operations.

2.     Transactions with related parties

Bentley

        On December 18, 1996, Bentley purchased 25% of the common stock of the Company and obtained an option to purchase the remaining common stock of the Company. The Company received $2,500 in proceeds from the sale of the shares, $1,000 of which was received in cash and $1,500 was received in the form of a Note Receivable (Note). The Note bears interest at a rate of 8.25% per annum. The Note is due on demand thirty days following the receipt by Bentley of a written demand of payment from the Company. The Note has been recorded within stockholders’ equity.

GEOPAK CORPORATION

NOTES TO FINANCIAL STATEMENTS — (continued)

(in thousands, except share and per share data)

        On December 18, 1996 the Company and Bentley entered into a Distribution and License Agreement (Distribution Agreement). The Distribution Agreement grants to Bentley the right to manufacture, distribute and license application software products created and owned by the Company that work in conjunction with Bentley’s product. Additionally the Company granted Bentley the right to prepare foreign language translations of and provide technical support for such Company products that are distributed or manufactured by Bentley.

        Under the terms of the Distribution Agreement, Bentley must pay to the Company royalties on sales of the Company’s software products and services. The amounts receivable from Bentley relate to royalties, which have been earned on Bentley’s sales of perpetual and term licenses and maintenance and support services, based on the terms of the Distribution Agreement. As of December 31, 2000 and August 31, 2001, the Company had receivables from Bentley of $1,490 and $1,987, respectively. The Company recorded revenues from Bentley of $4,065 for the year ended December 31, 2000, which includes $3,965 of revenues from royalties and $100 of other service revenues. The Company recorded revenues from Bentley of $2,809 for the eight months ended August 31, 2001, which includes $2,721 of revenues from royalties and $88 of other service revenue.

        The Company pays commissions to Bentley on certain Company sales, according to the terms of the Distribution Agreement. During the year ended December 31, 2000 and the eight months ended August 31, 2001, the Company recorded $1,177 and $500, respectively, of cost of revenues related to these commissions. As of December 31, 2000 and August 31, 2001, the Company had deferred commissions of $180 and $210, respectively and had amounts payable to Bentley of $407 and $559, respectively.

Beiswenger, Hoch & Associates

        The principal stockholders and executive officers of the Company are investors in Beiswenger, Hoch & Associates (BHA). Since the Company’s inception, the Company has subleased their office space from BHA. The Company pays BHA monthly the proportional amount of the rent and office expenses used by the Company in relation to the space available, which are in accordance with market value. For the year ended December 31, 2000 and the eight months ended August 31, 2001, the Company recorded rental expense to BHA of $114 and $82, respectively.

        On December 18, 1996, the Company and BHA entered into a Service Agreement whereby BHA performs certain technical support obligations of the Company for end users of the software pursuant to license agreements, lease agreements and technical support agreements for the software, and certain other first-line technical support services. For the year ended December 31, 2000 and the eight months ended August 31, 2001, the Company recorded expense of $2,128 and $1,197, respectively, under the Service Agreement which is included within cost of revenues in the accompanying statement of operations.

3.     Property and equipment

        Property and equipment consists of the following:

	December 31,	August 31,
	2000	2001

Equipment	$48	$97
Leasehold improvements	—	3

	48	100
Accumulated depreciation	(6)	(23)

	$42	$77

GEOPAK CORPORATION

NOTES TO FINANCIAL STATEMENTS — (continued)

(in thousands, except share and per share data)

        Depreciation expense for the year ended December 31, 2000 and the eight months ended August 31, 2001 was $4 and $17, respectively.

4.     Accruals and other current liabilities

        Accruals and other current liabilities consist of the following:

	December 31,	August 31,
	2000	2001

Accrued compensation and related benefits	$984	$893
Income taxes payable	241	—
Accrued sales tax	49	50
Other accrued and current liabilities	359	325

	$1,633	$1,268

5.     Stock options

        The Company established the 1998 Nonqualified Stock Option Plan (the Plan) which provides for the granting of nonqualified stock options to purchase shares of Common Stock to key employees. The option price per share may not be less than the fair market value of the share on the date the option is granted. At August 31, 2001 there were 75,000 shares authorized for issuance under this plan. Subject to the one-year vesting requirements of each option holders’ individual option agreement, options may not be exercised until the earlier of (1) the closing of Bentley’s purchase of all outstanding shares of the Company pursuant to exercise of its options to purchase such shares; (2) termination of the Bentley purchase option; or (3) January 2, 2004.

        The following is a summary of transactions under the Plan:

	Number of Shares		Price Per Share

	Available for			Weighted
	Future Grants	Outstanding	Range	Average

Balance at December 31, 1999	30,500	44,500	$3.25	$3.25
Exercised	—	—	—	—
Cancelled	—	—	—	—
Granted	(10,750)	10,750	4.25	4.25

Balance at December 31, 2000	19,750	55,250	$3.25-4.25	$3.44
Exercised	—	—	—	—
Cancelled	—	—	—	—
Granted	—	—	—	—

Balance at August 31, 2001	19,750	55,250	$3.25-4.25	$3.44

        The following is a summary of options outstanding by price range as of August 31, 2001:

Options Outstanding

		Weighted-
		Average
		Remaining
Exercise		Contractual
Prices	Outstanding	Life

$3.25	44,500	3.34
$4.25	10,750	3.34

	55,250	3.34

GEOPAK CORPORATION

NOTES TO FINANCIAL STATEMENTS — (continued)

(in thousands, except share and per share data)

        As of August 31, 2001, there were no options exercisable under the Plan. Options to purchase 51,667 shares were vested as of August 31, 2001 and became exercisable during September 2001 upon the acquisition of the remaining Common Stock of the Company by Bentley.

        Pro forma information regarding net income is required by SFAS 123, “Accounting for Stock-Based Compensation” as if the Company had accounted for its stock-based compensation based on the fair value method. Had compensation cost for such plans been determined consistent with SFAS 123, the Company’s net income would have been adjusted to the pro forma amounts indicated below:

	Year Ended	Eight Months
	December 31,	Ended August 31,
	2000	2001

Net income:
As reported	$282	$176
Pro forma	$265	$159
Net income per share:
Basic:
As reported	$0.28	$0.18
Pro forma	$0.27	$0.16
Diluted:
As reported	$0.28	$0.17
Pro forma	$0.26	$0.16

        For this purpose, the fair value of the Company’s stock-based awards to employees was estimated at the date of grant using a Black-Scholes option pricing model, assuming an estimated life of five years, no dividends 70% volatility and risk-free interest rates of 5.5% and 5.1% in the year ended December 31, 2000 and the eight months ended August 31, 2001, respectively.

6.     Commitments and contingencies

Leases

        The Company leases certain facilities, including related party leases, under operating leases having initial or remaining noncancellable terms in excess of one year. The future minimum lease payments as of August 31, 2001 are as follows:

Remaining 2001	$67
2002	169
2003	215
2004	356
2005	344
2006	345
Thereafter	2,295

Total future minimum lease payments	$3,791

        During the year ended December 31, 2000 and the eight months ended August 31, 2001 total rent expense amounted to $209 and $158, respectively.

GEOPAK CORPORATION

NOTES TO FINANCIAL STATEMENTS — (continued)

(in thousands, except share and per share data)

Litigation

        From time to time, the Company is involved in certain legal actions arising in the ordinary course of its business. In management’s opinion, the outcome of such actions are not expected to have a material adverse effect on the Company’s future financial position or results of operations.

7.     Income taxes

        The provision (benefit) for income taxes consists of the following:

	December 31,	August 31,
	2000	2001

Current:
Federal	$295	$208
State	42	43

	337	251

Deferred:
Federal	(78)	(95)
State	(10)	(13)

	(88)	(108)

	$249	$143

        The following is a summary of the significant components of the Company’s deferred tax assets and liabilities:

	December 31,	August 31,
	2000	2001

Deferred tax assets:
Deferred revenue	$239	$339
Accelerated amortization	421	395
Bad debt allowance	97	105
Expenses not currently deductible	10	15
Other	40	61

	$807	$915

        A reconciliation of the statutory federal income tax rate to the Company’s effective income tax rate is as follows:

	December 31,	August 31,
	2000	2001

Federal statutory rate	34.0%	34.0%
State income taxes, net of federal benefit	2.7%	4.6%
Nondeductible expenses	9.5%	6.0%
Other	0.7%	0.2%

	46.9%	44.8%

GEOPAK CORPORATION

NOTES TO FINANCIAL STATEMENTS — (continued)

(in thousands, except share and per share data)

9.     Retirement Plan

        The Company maintains a 401(k) Retirement Savings Plan (the Plan) for the benefit of substantially all full-time employees who have attained 21 years of age and one year of service. Employees may make elective deferrals in any amount from 2% to 24% of gross earnings. The Company may make discretionary contributions to the Plan, which are established annually prior to Plan year end for the following Plan year. The Company did not make any contributions to the Plan for the year ended December 31, 2000 or the eight months ended August 31, 2001.

REPORT OF INDEPENDENT PUBLIC ACCOUNTANTS

To Rebis:

        We have audited the accompanying consolidated balance sheets of Rebis (a California corporation) and subsidiaries as of September 30, 2000 and 2001, and the related consolidated statements of operations, redeemable convertible stock and shareholders’ equity (deficit), and cash flows for the years then ended. These financial statements are the responsibility of the Company’s management. Our responsibility is to express an opinion on these financial statements based on our audits.

        We conducted our audits in accordance with auditing standards generally accepted in the United States. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

        In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Rebis and subsidiaries as of September 30, 2000 and 2001, and the results of their operations and their cash flows for the years then ended in conformity with accounting principles generally accepted in the United States.

Arthur Andersen LLP

Philadelphia, Pennsylvania

March 29, 2002

REBIS AND SUBSIDIARIES

CONSOLIDATED BALANCE SHEETS

(in thousands, except share data)

	September 30,
			December 31,
	2000	2001	2001

			(unaudited)
ASSETS
Current assets:
Cash and cash equivalents	$2,836	$2,112	$2,971
Accounts receivable, net of allowance of $133, $139 and $138, respectively	2,020	2,313	2,008
Deferred income taxes	698	596	596
Prepaid and other current assets	96	75	208

Total current assets	5,650	5,096	5,783
Property and equipment, net	491	404	376
Deferred income taxes	52	41	41
Other assets	67	245	214

	$6,260	$5,786	$6,414

LIABILITIES, REDEEMABLE CONVERTIBLE STOCK AND SHAREHOLDERS’ EQUITY (DEFICIT)
Current liabilities:
Current portion of capital lease obligations	$209	$80	$80
Accounts payable	737	638	751
Accrued payroll and related expenses	718	881	856
Other accrued liabilities	740	886	987
Deferred revenues	2,705	3,186	3,366
Income taxes payable	78	64	92

Total current liabilities	5,187	5,735	6,132
Deferred revenues	—	34	—
Capital lease obligations	80	—	9
Redeemable convertible Series A preferred stock (liquidation value of $2,000)	2,000	—	—
Common stock subject to put right	342	—	—

Total liabilities and redeemable convertible stock	7,609	5,769	6,141

Commitments and contingencies (Note 5)
Shareholders’ equity (deficit):
Common stock, no par value; 30,000,000 shares authorized; 3,434,643, 3,512,123 and 3,513,523 shares issued and outstanding	1,778	1,936	1,938
Preferred stock, no par value; 9,250,000 shares authorized; none issued or outstanding	—	—	—
Other comprehensive income	—	9	2
Accumulated deficit	(3,127)	(1,928)	(1,667)

Total shareholders’ equity (deficit)	(1,349)	17	273

	$6,260	$5,786	$6,414

The accompanying notes are an integral part of these consolidated financial statements.

REBIS AND SUBSIDIARIES

CONSOLIDATED STATEMENTS OF OPERATIONS

(in thousands, except share and per share data)

			Three Months Ended
	Year Ended September 30,		December 31,

	2000	2001	2000	2001

			(unaudited)
Revenues:
Software license fees	$7,593	$8,162	$2,168	$2,083
Maintenance	4,764	5,553	1,257	1,668
Services and other	1,432	2,201	558	574

Total revenues	13,789	15,916	3,983	4,325
Cost of revenues:
Cost of software license fees	1,443	1,419	374	400
Cost of maintenance	770	930	218	218
Cost of services and other	974	1,443	288	395

Total cost of revenues	3,187	3,792	880	1,013
Gross profit	10,602	12,124	3,103	3,312
Operating expenses:
Selling and marketing	3,953	4,930	1,097	1,316
Research and development	2,699	3,056	706	874
General and administrative	1,923	2,153	488	724

Total operating expenses	8,575	10,139	2,291	2,914
Income from operations	2,027	1,985	812	398
Interest expense	(64)	(23)	(9)	(2)
Other income, net	27	110	14	8

Income before income taxes	1,990	2,072	817	404
Provision for income taxes	660	798	322	143

Net income	$1,330	$1,274	$495	$261

Dividend on redeemable convertible Series A preferred stock	90	75	30	—

Net income applicable to common shareholders	$1,240	$1,199	$465	$261

Net income per share:
Basic	$0.35	$0.34	$0.13	$0.07

Diluted	$0.31	$0.33	$0.12	$0.07

Shares used in computing net income per share:
Basic	3,584,643	3,512,123	3,498,643	3,513,523
Diluted	4,297,507	3,854,412	4,211,561	3,525,706

The accompanying notes are an integral part of these consolidated financial statements.

REBIS AND SUBSIDIARIES

CONSOLIDATED STATEMENTS OF REDEEMABLE CONVERTIBLE STOCK AND

SHAREHOLDERS’ EQUITY (DEFICIT)
(in thousands, except share data)

					Shareholders’ Equity (Deficit)

	Redeemable		Common stock						Total
	convertible series A		subject		Common stock		Other		shareholder’s
	preferred stock		to put right				comprehensive	Accumulated	equity
	Shares	Amount	Shares	Amount	Shares	Amount	income	deficit	(deficit)

Balance as of September 30, 1999	708,230	$2,000	150,000	$342	3,429,493	$1,770	$—	$(4,367)	$(2,597)
Issuance of Common stock in connection with stock option exercises	—	—	—	—	5,150	8	—	—	8
Preferred stock dividends paid	—	—	—	—	—	—	—	(90)	(90)
Net income	—	—	—	—	—	—	—	1,330	1,330

Balance as of September 30, 2000	708,230	2,000	150,000	342	3,434,643	1,778	—	(3,127)	(1,349)
Comprehensive income:			—	—
Net income	—	—	—	—	—	—	—	1,274	1,274
Currency translation adjustment	—	—	—	—	—	—	9	—	9

Total comprehensive income	—	—	—	—	—	—	9	1,274	1,283
Redemption of Common stock subject to put right	—	—	(90,000)	(205)	—	—	—	—	—
Expiration of Common stock subject to put right	—	—	(60,000)	(137)	60,000	137	—	—	137
Issuance of Common stock in connection with stock option exercises	—	—	—	—	17,480	21	—	—	21
Redemption of Preferred stock	(708,230)	(2,000)	—	—	—	—	—	—	—
Preferred stock dividends paid	—	—	—	—	—	—	—	(75)	(75)

Balance as of September 30, 2001	—	—	—	—	3,512,123	1,936	9	(1,928)	17
Comprehensive income (unaudited):			—	—
Net income (unaudited)	—	—	—	—	—	—	—	261	261
Currency translation adjustment (unaudited)	—	—	—	—	—	—	(7)	—	(7)

Total comprehensive income (unaudited)	—	—	—	—	—	—	(7)	261	254
Issuance of Common stock in connection with stock option exercises (unaudited)	—	—	—	—	1,400	2	—	—	2

Balance as of December 31, 2001 (unaudited)	—	$—	—	$—	3,513,523	$1,938	$2	$(1,667)	$273

The accompanying notes are an integral part of these consolidated financial statements.

REBIS AND SUBSIDIARIES

CONSOLIDATED STATEMENTS OF CASH FLOWS

(in thousands)

	Year Ended		Three Months Ended
	September 30,		December 31,

	2000	2001	2000	2001

			(unaudited)
Cash flows from operating activities:
Net income	$1,330	$1,274	$495	$261
Adjustments to reconcile net income to net cash provided by operating activities–
Depreciation	432	360	88	84
Deferred income taxes	214	113	52	—
Gain on sale of equipment	(4)	—	—	—
Changes in assets and liabilities:
Accounts receivable	(62)	(293)	(434)	305
Prepaid expenses	(22)	21	(150)	(133)
Other assets	90	(178)	(10)	31
Accounts payable	268	(99)	(290)	113
Accrued liabilities	33	309	98	76
Deferred revenues	364	515	221	146
Income taxes payable	55	(14)	313	28

Net cash provided by operating activities	2,698	2,008	383	911
Cash flows used in investing activities:
Purchase of property and equipment	(160)	(273)	(37)	(47)
Cash flows from financing activities:
Proceeds from issuance of Common stock	8	21	—	2
Payments under capital leases	(368)	(209)	(18)	—
Redemption of Common stock	—	(205)	(205)	—
Redemption of preferred stock	—	(2,000)	(750)	—
Preferred stock dividends paid	(90)	(75)	(30)	—

Net cash provided by (used in) financing activities	(450)	(2,468)	(1,003)	2
Effect of exchange rate changes on cash and cash equivalents	—	9	10	(7)

Increase (decrease) in cash and cash equivalents	2,088	(724)	(647)	859
Cash and cash equivalents, beginning of period	748	2,836	2,836	2,112

Cash and cash equivalents, end of period	$2,836	$2,112	$2,189	$2,971

The accompanying notes are an integral part of these consolidated financial statements.

REBIS AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

(information as of December 31, 2001 and for the three months ended
December 31, 2000 and 2001 is unaudited)
(in thousands, except share and per share data)

1.	Operations and summary of significant accounting policies:

Background

        Rebis (the Company) is a leading developer of discipline-specific applications for the manufacturing plants industry. On January 25, 2002 Bentley Systems Incorporated (Bentley) purchased 12.5% of the common stock of the Company and acquired an option to purchase the remainder of the Company.

Interim Financial Statements

        The accompanying consolidated balance sheet as of December 31, 2001, the consolidated statements of redeemable convertible stock and shareholders’ equity (deficit) for the three months ended December 31, 2001 and the consolidated statements of operations and cash flows for the three months ended December 31, 2000 and 2001 are unaudited but, in the opinion of management, include all adjustments, consisting only of normal recurring adjustments necessary for a fair presentation of results for these interim periods. Certain information and footnote disclosures normally included in financial statements prepared in accordance with accounting principles generally accepted in the United States have been omitted, although the Company believes that the disclosures included are adequate to make the information presented not misleading. The results of operations for the three months ended December 31, 2001 are not necessarily indicative of the results to be expected for the entire fiscal year or any other interim period.

Principles of consolidation

        The consolidated financial statements include the accounts of the Company and its subsidiaries. All significant intercompany accounts and transactions have been eliminated.

Cash and cash equivalents

        The Company considers all highly liquid investments with an original maturity of three months or less to be cash equivalents.

Supplemental cash flow information

        During the years ended September 30, 2000 and 2001 and the three months ended December 31, 2000 and 2001, the Company paid income taxes of $390, $687, $114 and $44, respectively, and interest of $136, $22, $9 and $2, respectively.

Revenue recognition

        The principal sources of the Company’s revenues are software license fees, software maintenance and support fees and professional service fees. The Company recognizes revenues in accordance with the provisions of the American Institute of Certified Public Accountants (AICPA) Statement of Position (SOP) 97-2, “Software Revenue Recognition,” as amended by SOP 98-4 and SOP 98-9, as well as Technical Practice Aids issued from time to time by the AICPA. License fee revenues relate primarily to perpetual licenses to end-users and are generally recognized when persuasive evidence of an arrangement exists, delivery has occurred, the fee is fixed or determinable and collectibility is considered probable. Software arrangements with customers often include multiple elements, including software products, maintenance and/or other services. The Company recognizes software license fees based upon the residual

REBIS AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

(information as of December 31, 2001 and for the three months ended
December 31, 2000 and 2001 is unaudited)
(in thousands, except share and per share data)

method after all elements other than maintenance and support have either been delivered or vendor specific objective evidence (VSOE) of fair value exists for such undelivered elements.

        Revenues from software maintenance and support contracts are recognized on a straight-line basis over the term of the contract, which is usually a period of one year. VSOE of fair value of software maintenance and support is determined based on the price charged for the maintenance and support element when sold separately.

        Revenues from training and consulting services are recognized as services are performed, based on VSOE, which is determined by reference to the price the customer will be required to pay when the services are sold separately.

Property and equipment

        Property and equipment are recorded at cost. Depreciation is provided using the straight-line method over the estimated useful life of the assets which is three years. Leasehold improvements are amortized over the lesser of the estimated useful lives of the improvements or the remaining lives of the related leases.

        Cost of maintenance and repairs is charged to expense as incurred. Upon retirement or other disposition, the cost of the asset and the related accumulated depreciation are removed from the accounts and any resulting gain or loss is reflected in the accompanying statements of operations.

Research and development

        Research and development expenditures are charged to operations as incurred. Statement of Financial Accounting Standards (SFAS) No. 86, “Accounting for the Costs of Computer Software to Be Sold, Leased or Otherwise Marketed,” requires capitalization of certain software development costs subsequent to the establishment of technological feasibility. The Company has determined that technological feasibility for its products is generally achieved upon the completion of a working model. Since software development costs have not been significant after the completion of a working model, all such costs have been charged to expense as incurred.

Advertising expense

        The Company expenses advertising costs as incurred. Advertising expenses of approximately $105, $152, $33 and $18 were included in selling and marketing expense in the accompanying consolidated statements of operations during the years ended September 30, 2000 and 2001 and the three months ended December 31, 2000 and 2001, respectively.

Income taxes

        The Company recognizes deferred income tax assets and liabilities for the expected future tax consequences of temporary differences between financial statement carrying amounts of assets and liabilities and their respective tax bases using enacted tax rates in effect for the year in which the differences are expected to reverse.

Foreign currency translation

        Exchange adjustments resulting from transactions denominated in foreign currencies are recognized in income. Exchange adjustments resulting from the translation of financial statements of foreign subsidiaries are reflected as a separate component of shareholders’ equity (deficit). Foreign currency

REBIS AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

(information as of December 31, 2001 and for the three months ended
December 31, 2000 and 2001 is unaudited)
(in thousands, except share and per share data)

transaction gains and losses for the years ended September 30, 2000 and 2001 and the three months ended December 31, 2000 and 2001 were not material.

Net income per share

        The Company calculates net income per share in accordance with SFAS No. 128, “Earnings Per Share.” Pursuant to SFAS No. 128, dual presentation of basic and diluted net income per share is required on the face of the statements of operations for companies with complex capital structures. Basic net income per share is calculated by dividing net income available to common shareholders by the weighted average number of common shares outstanding for the period. Diluted net income per share reflects the potential dilution from the exercise or conversion of securities into common stock, such as stock options.

	Year Ended September 30, 2000,

	Income	Shares	Per Share
	(Numerator)	(Denominator)	Amount

Basic net income per share	$1,240	3,584,643	$0.35

Dilutive effect of convertible stock and stock options	—	712,864
Dividends on redeemable convertible Series A Preferred stock	90	—

Diluted net income per share	$1,330	4,297,507	$0.31

	Year Ended September 30, 2001,

	Income	Shares	Per Share
	(Numerator)	(Denominator)	Amount

Basic net income per share	$1,199	3,512,123	$0.34

Dilutive effect of convertible stock and stock options	—	342,289
Dividends on redeemable convertible Series A Preferred stock	75	—

Diluted net income per share	$1,274	3,854,412	$0.33

	Three Months Ended December 31, 2000,

	(unaudited)
	Income	Shares	Per Share
	(Numerator)	(Denominator)	Amount

Basic net income per share	$465	3,498,643	$0.13

Dilutive effect of convertible stock and stock options	—	712,918
Dividends on redeemable convertible Series A Preferred stock	30	—

Diluted net income per share	$495	4,211,561	$0.12

	Three Months Ended December 31, 2001,

	(unaudited)
	Income	Shares	Per Share
	(Numerator)	(Denominator)	Amount

Basic net income per share	$261	3,513,523	$0.07

Dilutive effect of stock options	—	12,183

Diluted net income per share	$261	3,525,706	$0.07

REBIS AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

(information as of December 31, 2001 and for the three months ended
December 31, 2000 and 2001 is unaudited)
(in thousands, except share and per share data)

Concentration of credit risk

        Financial instruments which potentially subject the Company to concentration of credit risk consist primarily of cash and cash equivalents and receivables. The Company maintains an allowance for potential credit losses but historically has not experienced any significant losses related to individual customers or groups of customers in any particular industry or geographic area. The Company’s cash and cash equivalents are with financial institutions that the Company believes are of high credit quality.

Fair value of financial instruments

        Cash and cash equivalents, accounts receivable, accounts payable, accruals and other current liabilities and deferred subscription revenues are reflected in the accompanying financial statements at fair value due to the short-term nature of those instruments.

Use of estimates

        The preparation of financial statements in conformity with accounting principles generally accepted in the United States requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

Stock-based compensation

        The Company has elected to account for its employee stock-based compensation plans following Accounting Principles Board (APB) Opinion No. 25, “Accounting for Stock Issued to Employees,” and related interpretations in accounting for its employee stock options. Under APB No. 25, if the exercise price of the Company’s employee stock options equals or exceeds the fair market value of the underlying stock on the date of grant, no compensation expense is recognized.

Other comprehensive income

        SFAS No. 130, “Reporting Comprehensive Income” established rules for the reporting of comprehensive income and its components. Other comprehensive income consists of net income and foreign currency translation adjustments and is presented in the consolidated statements of redeemable convertible stock and shareholders’ equity (deficit).

Recent accounting pronouncements

        In June 1999, the Financial Accounting Standards Board (FASB) issued SFAS No. 137, “Accounting for Derivative Instruments and Hedging Activities — Deferral of the Effective Date of FASB Statement No. 133,” which defers the effective date of SFAS No. 133, “Accounting for Derivative Instruments and Hedging Activities.” SFAS No. 133, issued in June 1998, establishes accounting and reporting standards for derivative instruments, including certain derivative instruments embedded in other contracts and hedging activities. It requires an entity to recognize all derivatives as either assets or liabilities in the balance sheet and measure those instruments at fair value. The Company adopted SFAS No. 133 beginning on January 1, 2001. The adoption of this pronouncement did not have any impact on the Company’s financial position or results of operations. The Company does not utilize derivatives.

        In June 2001, the FASB issued SFAS No. 141, “Business Combinations.” SFAS No. 141 addresses financial accounting and reporting for business combinations. SFAS No. 141 is effective for all business combinations initiated after June 30, 2001 and eliminates the pooling-of-interest method of

REBIS AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

(information as of December 31, 2001 and for the three months ended
December 31, 2000 and 2001 is unaudited)
(in thousands, except share and per share data)

accounting for business combinations. The Company does not believe that the adoption of this pronouncement will impact the Company’s financial position or results of operations.

        In June 2001, the FASB issued SFAS No. 142, “Goodwill and Other Intangible Assets,” which requires that goodwill and certain other intangibles will not be amortized. Instead, these intangibles will be reviewed annually for impairment and any resulting write-down will be charged to results of operations in the periods in which the recorded value of goodwill and certain intangibles exceeds their fair values. SFAS No. 142 applies to goodwill and certain intangibles assets acquired prior to June 30, 2001, and will be adopted by the Company on January 1, 2002. The Company does not believe that the adoption of this pronouncement will impact the Company’s financial position or results of operations.

        In June 2001, the FASB issued SFAS No. 143, “Accounting for Asset Retirement Obligations,” that applies to legal obligations associated with the retirement of a tangible long-lived asset that results from the acquisition, construction, or development and/or the normal operation of a long-lived asset. Under this pronouncement, guidance is provided on measuring and recording the liability. Adoption of SFAS No. 143 is required to be adopted on January 1, 2003. The Company does not believe that the adoption of SFAS No. 143 will impact the Company’s financial position or results of operations.

        In August 2001, the FASB issued SFAS No. 144 “Accounting for the Impairment or Disposal of Long-Lived Assets,” that addresses financial accounting and reporting for the impairment or disposal of long-lived assets. While SFAS No. 144 supercedes SFAS No. 121, “Accounting for the Impairment of Long-Lived Assets and for Long-Lived Assets to Be Disposed of,” it removes goodwill from its scope and retains the requirements of SFAS No. 121 regarding the recognition of impairment losses on long-lived assets held for use. SFAS No. 144 is effective for fiscal years beginning after December 15, 2001, and interim periods within those fiscal years. The Company does not believe that the adoption of this pronouncement will impact the Company’s financial position or results of operations.

2.     Property and equipment

        Property and equipment consists of the following:

	September 30,
			December 31,
	2000	2001	2001

			(unaudited)
Computer equipment	$2,684	$2,922	$2,978
Office furniture and equipment	394	429	429
Leasehold improvements	46	46	46

	3,124	3,397	3,453
Accumulated depreciation	(2,633)	(2,993)	(3,077)

	$491	$404	$376

        Depreciation expense for the years ended September 30, 2000 and 2001 and for the three months ended December 31, 2000 and 2001 was $432, $360, $88, and $84, respectively.

3.     Preferred stock

        The Company’s articles of incorporation authorize the issuance of up to 10,000,000 shares of preferred stock. The Company’s Board of Directors has the power to issue these shares in one or more series and to secure the rights, preferences, privileges, and restrictions of ownership. On September 30, 1999, the Company issued 708,230 shares of redeemable convertible Series A preferred stock (Series A Preferred Stock) with a stated value of $2.824 per share for an aggregate price of $2,000. The holders of

REBIS AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

Series A Preferred Stock have voting rights equal to the number of shares of common stock into which such holder’s shares could be converted. Each share of Series A Preferred Stock may, at the option of the holder, be converted into one share of common stock, subject to adjustment. In the event of a qualified initial public offering, as defined, all outstanding shares of Series A Preferred Stock are to be automatically converted into common stock.

        The holders of Series A Preferred Stock are entitled to receive cumulative dividends at the annual rate of 6% per share, subject to adjustment. Such dividends accrue from the date of issuance whether or not earned and are payable in cash quarterly when, and as declared, by the Board of Directors.

        During the year ended September 30, 2001 these shares were redeemed for $2,000. The Series A Preferred Stock was carried at its current redemption value in the accompanying consolidated balance sheets outside of shareholders’ equity (deficit), since the redemption of the Series A Preferred Stock is outside the control of the Company.

4.     Stock options

        The 1994 Stock Option Plan provides for the granting of nonqualified stock options and incentive stock options for the purchase of common stock to key employees, the option price per share may not be less than 85% of the fair market value of a share on the date the option is granted, the options generally vest over four years and the maximum term of an option may not exceed ten years from the date of grant. In August 1998, the Company’s Board of Directors and shareholders approved an amendment to the 1994 Plan to reserve an additional 1,100,000 shares of common stock for issuance upon the exercise of qualified or nonqualified stock options. At September 30, 2001, there are 2,000,000 options authorized under this plan. As of September 30, 2000 and 2001, 954,171 and 922,521 options were outstanding under this plan, respectively.

        A summary of the activity under the stock option plan is set forth below:

		Exercise Price per	Weighted Average
	Number of Shares	Share	Exercise Price

Outstanding as of September 30, 1999	786,293	$1.20 — 2.27	$1.24
Granted	256,750	1.20 — 1.70	1.33
Exercised	(5,150)	1.20 — 2.27	1.62
Canceled	(83,722)	1.20 — 2.27	1.29

Outstanding as of September 30, 2000	954,171	$1.20 — 2.27	1.26
Granted	21,000	1.70 — 1.89	1.71
Exercised	(17,480)	1.20	1.20
Canceled	(35,170)	1.20 — 2.27	1.24

Outstanding as of September 30, 2001	922,521	$1.20 — 2.27	1.27
Granted (unaudited)	68,827	2.72 — 3.20	2.80
Exercised (unaudited)	(1,400)	1.20	1.20
Canceled (unaudited)	(1,458)	1.70	1.70

Outstanding as of December 31, 2001 (unaudited)	988,490	$1.20 — 3.20	$1.38

REBIS AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

        The following is a summary of options outstanding and exercisable by price range as of September 30, 2001:

Options Outstanding

		Weighted-Average
Exercise		Remaining	Options
Price	Outstanding	Contractual Life	Exercisable

$1.20	814,521	6.7	649,203
$1.70	83,500	8.7	38,661
$1.89	1,000	9.8	—
$2.27	23,500	5.5	23,500

	922,521	6.9	711,364

        The Company accounts for its option grants under Accounting Principles Board Opinion No. 25, “Accounting for Stock Issued to Employees,” and the related interpretations. Had compensation cost for the Company’s stock option grants been determined based upon the fair value of the options at the date of grant, as prescribed under SFAS No. 123, “Accounting for Stock Based Compensation,” the Company’s net income for the years ended September 30, 2000 and 2001, would have been adjusted to the pro forma amounts indicated below:

	Year Ended
	September 30,

	2000	2001

Net income applicable to common shareholders:
As reported	$1,240	$1,199
Pro forma	$1,189	$1,141
Net income:
As reported	$1,330	$1,274
Pro forma	$1,279	$1,216
Net income per share:
Basic:
As reported	$0.35	$0.34
Pro forma	$0.33	$0.32
Diluted:
As reported	$0.31	$0.33
Pro forma	$0.30	$0.32

        The weighted average fair value per share of the options granted during 2000 and 2001 was estimated as $0.96 and $1.20, respectively. The fair value of each option grant is estimated on the date of grant using the Black-scholes option-pricing model with the following weighted average assumptions: volatility — 70%; dividend yield — 0%; risk-free interest rate of 6.4% and 4.6% — on the date of the grant; expected life of options — seven years.

Put option agreement

        In connection with a July 1997 licensing of technology from a third party, the Company agreed to buy back the shares of Common stock issued as part of this agreement pursuant to the terms of a put option agreement. A total of 150,000 shares issued under the licensing agreement were outstanding for $2.28 per share, as of September 30, 2000. The put option expires on the earlier of October 31, 2000, sale

REBIS AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

or liquidation of the Company, completion of an initial public offering, or the termination of the licensing agreement. During the year ended September 30, 2001, a total of 90,000 shares of stock were repurchased under this option prior to its expiration.

        The Common stock subject to put right was carried at its current put value in the accompanying consolidated balance sheets outside of shareholders’ equity (deficit)since the redemption of the Common stock subject to the put right is outside the control of the Company. As of September 30, 2001, the put option expired, and accordingly, 60,000 shares were reclassified to Common stock.

5.     Commitments and Contingencies

Leases

        The Company leases certain facilities and equipment under capital and operating leases expiring at various dates through 2006. Rent expense for all operating leases was approximately $404, $488, $120 and $149 for the years ended September 30, 2000 and 2001 and the three months ended December 31, 2000 and 2001, respectively. The interest rates implicit in the capital leases range from 11% to 17%. As of September 30, 2001, capital lease payments in the amount of $80 are due in 2002. Interest expense on the capital lease obligations was $64, $23, $9 and $2 for the years ended September 30, 2000 and 2001 and the three months ended December 31, 2000 and 2001, respectively.

        Future minimum lease payments as of September 30, 2001 are as follows (in thousands):

Operating
Leases

2002	$401
2003	401
2004	216
2005	156
2006	130

$1,304

Litigation

        From time to time, the Company is involved in certain legal proceedings arising in the ordinary course of its business. In management’s opinion, based upon the advice of counsel, the outcome of such actions are not expected to have a material adverse effect on the Company’s future financial position or results of operations.

REBIS AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

(information as of December 31, 2001 and for the three months ended
December 31, 2000 and 2001 is unaudited)
(in thousands, except share and per share data)

6.     Provision for income taxes

        The provision for income taxes consists of the:

	Year ended
	September 30,

	2000	2001

Current:
Federal	$391	$571
State	35	70
Foreign	20	44

	446	685

Deferred:
Federal	174	3
State	40	11

	214	14

Valuation allowance	—	99

	214	113

	$660	$798

        The following is a summary of significant components of the Company’s deferred tax assets:

	September 30,

	2000	2001

Deferred tax assets
Current—
Research and development credit carryforwards	$325	$174
Foreign net operating loss carryforwards	—	99
Bad debt allowance	60	60
Deferred revenue	191	196
Accrued expenses	122	166

	698	695
Long-term depreciation	52	41

	750	736
Valuation allowance	—	(99)

Net deferred tax asset	$750	$637

        The realization of the deferred tax asset related to the foreign net operating loss carryforwards generated during the year ended September 30, 2001 is uncertain. The Company has, therefore, provided a valuation allowance against the deferred tax asset.

REBIS AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

        A reconciliation of the statutory federal income tax rate to the Company’s effective income tax rate is as follows:

	Year Ended
	September 30,

	2000	2001

Federal statutory rate	34.0%	34.0%
Change in valuation allowance	—	4.8
State income taxes, net of federal benefit	0.6	1.2
Nondeductible expenses	1.3	1.2
Research and development credit	(6.0)	(6.7)
Other	3.3	4.0

	33.2%	38.5%

7.     Profit-sharing plan

        The Company has a 401(k) profit-sharing plan (the Plan) for its eligible employees. All employees, as defined, are eligible to participate after completion of three months of employment with the Company. Employee contributions to the Plan are subject to specific statutory limitations. The pre-tax voluntary contributions are limited to 20% of the aggregate compensation paid to the employee in all years of participation in the Plan. The Company’s contribution to the Plan is discretionary. The Company has contributed 50% of employee contributions up to a maximum of $1 per employee which totaled approximately $61 for the years ended September 30, 2000 and 2001.

8.     Segments and geographic data

        The Company views its operations and manages its business as one segment, the development and marketing of computer software and related services. The Company markets its products and services through the Company’s offices in the United States and its subsidiaries. North America includes the United States and Canada. Latin and South America includes Mexico.

			Three Months
	Year Ended		Ended
	September 30,		December 31,

	2000	2001	2000	2001

			(unaudited)
Revenues:
North America	$8,441	$8,581	$2,002	$2,241
Europe, the Middle East and Africa	3,089	4,826	1,337	1,260
Asia/Pacific	1,593	1,839	331	468
Latin and South America	666	670	313	356

	$13,789	$15,916	$3,983	$4,325

BENTLEY SYSTEMS, INCORPORATED AND SUBSIDIARIES

PRO FORMA COMBINED CONDENSED FINANCIAL STATEMENTS

BASIS OF PRESENTATION
(UNAUDITED)

        The following unaudited pro forma combined condensed statements of operations for the year ended December 31, 2001 are based on the historical consolidated financial statements of Bentley Systems, Incorporated (Bentley or the Company) as adjusted to illustrate the estimated effects of the following transactions as if each transaction occurred on January 1, 2001:

•	The acquisition of GEOPAK Corporation (GEOPAK) on September 18, 2001;

•	The proposed acquisition of Rebis after the closing of the Offering; and

•	The repayment of the Acquisition Note due to Intergraph from proceeds of the proposed Offering.

        The following unaudited pro forma combined condensed balance sheet as of December 31, 2001 is based on the historical consolidated financial statements of Bentley, as adjusted to illustrate the estimated effects of the following transactions as if each transaction occurred on December 31, 2001:

•	The redesignation of Class A common stock as “common stock,” and the conversion of all other outstanding capital stock into common stock and the issuance of shares of common stock upon the automatic exercise, on a net issuance basis, of certain warrants held by certain executive officers and others.

•	The issuance of shares of common stock for the proposed acquisition of Rebis, the sale of shares of common stock at an assumed Offering price of $ per share, the application of the net proceeds including the payment of $ million in cash to fund a portion of the proposed acquisition of Rebis and $ million in cash to repay the Acquisition Note due to Intergraph Corporation.

        The unaudited pro forma combined condensed financial statements give effect to the GEOPAK and Rebis acquisitions under the purchase method of accounting. These statements are based on the historical financial statements of Bentley, GEOPAK and Rebis and assumptions set forth below and in the notes to the unaudited pro forma combined condensed financial statements.

        The pro forma adjustments for the Rebis acquisition are based upon preliminary estimates, currently available information and certain assumptions that management deems appropriate. The unaudited pro forma combined condensed financial statements presented herein are not necessarily indicative of the combined results that Bentley would have obtained had such events occurred at the beginning of the period, as assumed, or of the future results of Bentley. The unaudited pro forma combined condensed financial statements should be read in connection with the other historical financial statements and notes thereto included elsewhere in this prospectus.

BENTLEY SYSTEMS, INCORPORATED AND SUBSIDIARIES

PRO FORMA COMBINED CONDENSED BALANCE SHEET

DECEMBER 31, 2001 (UNAUDITED)

	Bentley	Rebis	Adjustments	Pro forma

ASSETS
Current assets:
Cash and cash equivalents	$12,994	$2,971
Accounts receivable, net	62,183	2,008
Income tax receivable	2,059	—
Deferred income taxes	6,133	596
Prepaid and other current assets	4,378	208

Total current assets	87,747	5,783
Property and equipment, net	19,679	376
Intangible assets, net of accumulated amortization of $13,897	49,665	—
Investments in affiliates	2,122	—
Other assets	2,525	255

	$161,738	$6,414	$	$

LIABILITIES, REDEEMABLE CONVERTIBLE SECURITIES AND STOCKHOLDERS’ EQUITY
Current liabilities:
Short-term borrowings	$357	$—
Current maturities of long-term debt	9,774	80
Accounts payable	8,273	751
Accruals and other current liabilities	19,320	1,843
Deferred subscriptions revenues	56,485	3,366
Income taxes payable	2,684	92

Total current liabilities	96,893	6,132
Long-term debt	14,386	9
Deferred income taxes	819	—
Deferred subscriptions revenues	3,012	—
Deferred compensation	5,261	—
Redeemable convertible Series A preferred stock (liquidation value of $24,753)	24,753	—
Redeemable convertible Class C common stock	8,690	—
Redeemable convertible Class D common stock	5,910	—
Redeemable common stock warrants	1,740	—

Total liabilities and redeemable convertible securities	161,464	6,141

Stockholders’ equity:
Class A and Class B Common stock, par value $0.01; 90,000,000 shares authorized (actual), 100,000,000 shares authorized (pro forma); 24,959,724 shares issued (actual); shares issued (pro forma)	250	1,938
Additional paid-in capital	18,250	—
Notes receivable from stockholders	(6,241)	—
Other comprehensive (loss) income	(7,632)	2
Retained earnings (accumulated deficit)	6,254	(1,667)
Less — Treasury stock; 2,031,750 shares at cost	(10,607)	—

Total stockholders’ equity	274	273

	$161,738	$6,414	$	$

The accompanying notes are an integral part of this balance sheet.

BENTLEY SYSTEMS, INCORPORATED AND SUBSIDIARIES

PRO FORMA COMBINED CONDENSED STATEMENT OF OPERATIONS

FOR THE YEAR ENDED DECEMBER 31, 2001 (UNAUDITED)
(in thousands, except share and per share data)

	Historical

	Bentley	GEOPAK	Rebis

	Year ended	January 1, 2001	Year ended
	December 31,	to August 31,	December 31,	Pro forma
	2001	2001	2001	Adjustments	Pro forma

Revenues	$202,610	$7,911	$16,258
Cost of revenues	54,681	4,934	3,925

Gross profit	147,929	2,977	12,333
Operating expenses:
Research and development	40,526	352	3,224
Selling and marketing	74,686	730	5,149
General and administrative	16,259	1,823	2,389
Amortization of acquired intangibles	6,487	—	—

Total operating expenses	137,958	2,905	10,762
Income from operations	9,971	72	1,571
Interest expense, net	(3,462)	—	(16)
Other income, net	188	247	104

Income before income taxes	6,697	319	1,659
Provision for income taxes	2,612	143	619

Net income	$4,085	$176	$1,040

Deemed Dividends on redeemable convertible Series A Preferred stock, Senior redeemable convertible Class C and Class D common stock	7,014	—	—
Cash Dividends on Senior redeemable convertible Class C common stock and Rebis preferred stock	2,315	—	45

Net income (loss) applicable to common stockholders	$(5,244)	$176	$995	$	$

Pro forma net income (loss) per share:
Basic					$

Diluted					$

Shares used in computing pro forma net income (loss) per share:
Basic
Diluted

The accompanying notes are an integral part of this statement.

BENTLEY SYSTEMS, INCORPORATED AND SUBSIDIARIES

NOTES TO PRO FORMA COMBINED CONDENSED FINANCIAL STATEMENTS

(UNAUDITED)

1.     Historical Financial Statements

        The historical financial information represents the financial position and results of operations for Bentley, GEOPAK and Rebis and was derived from the financial statements of the respective companies. The Bentley financial information was derived from audited financial statements included herein. The Geopak financial information was derived from audited financial statements included herein. The Rebis financial information was derived from its unaudited financial statements.

        The Company has included audited and unaudited historical financial statements for the GEOPAK and Rebis acquisitions in accordance with Securities and Exchange Commission Regulation S-X Rule No. 3-05. The unaudited pro forma consolidated financial statements should be read in conjunction with the other historical financial statements and notes thereto included elsewhere in this Registration Statement.

2.     Acquisition of Rebis

        The acquisition of Rebis will be recorded under the purchase method of accounting. The purchase price and preliminary allocation of the purchase price to the net assets acquired are as follows:

Purchase price —
Cash	$
Value of common stock
Value of options issued to purchase common stock

$

Purchase price allocation —
Current assets	$
Property and equipment
Other assets
Intangible assets
Current liabilities
Long-term liabilities

$

        The final purchase price allocation will be based on the net assets acquired as of the closing date of the transaction.

3.	Pro Forma Combined Condensed Balance Sheet — Pro Forma Adjustments as of December 31, 2001

        (a) To reflect, upon the closing of the Offering, the conversion of all outstanding convertible capital stock into the Company’s common stock and the issuance of shares of the Company’s common stock upon the automatic exercise, on a net issuance basis, of certain warrants held by certain of the Company’s executive officers and others. Additionally, the Class A common stock will be redesignated as “common stock” upon the closing of the offering.

        (b) To reflect the sale of                shares of the Company’s common stock at an assumed initial public offering price of $          per share and the application of the net proceeds as described under “Use of Proceeds”, including $               to repay the Acquisition Note.

        (c) To record the acquisition of Rebis.

BENTLEY SYSTEMS, INCORPORATED AND SUBSIDIARIES

NOTES TO PRO FORMA COMBINED CONDENSED FINANCIAL STATEMENTS

4.     2001 Pro Forma Combined Condensed Statement of Operations — Pro Forma Adjustments

GEOPAK

        (a) Represents increase in historical amortization expense as a result of an allocation of the purchase price (see Note 2 to Notes to Consolidated Financial Statements of Bentley).

	Estimated	Amortization	Pro Forma
Amortizable Assets	Fair Values	Period	Expense

Software and technology	$2,050	3 years	$683
Customer relationships	1,940	10 years	194

Pro forma amortization expense			877
Historical — 2001 amortization			292

Pro forma increase in amortization from GEOPAK acquisition			$585

Rebis

        (b) Represents increase in historical amortization expense as a result of an allocation of the Rebis acquisition purchase price (see Note 3 to Notes to Consolidated Financial Statements of Bentley).

	Estimated	Amortization	Pro Forma
Amortizable Assets	Fair Values	Period	Expense

Customer relationships	$		$
Software and technology

Pro forma amortization expense
Historical — 2001 amortization			—

Pro forma increase in amortization from Rebis acquisition			$

        (c) Represents the elimination of certain intercompany transactions between Bentley and GEOPAK.

        (d) Represents decrease in interest expense on the Acquisition Note, which was repaid from the proceeds of the Offering, as if the Acquisition Note was repaid on January 1, 2001.

        (e) Represents the impact of applying the Company’s effective tax rate for the year ended December 31, 2001.

5.     Unaudited Pro Forma Basic and Diluted Net Income Per Share

        Unaudited pro forma basic and diluted net income (loss) per share has been calculated using the net income (loss) before dividends or Preferred Stock, Class C Common Stock and Class D Common Stock and assumes the conversion of all outstanding shares of Preferred Stock, Class C Common Stock and Class D Common Stock into shares of common stock, as if the shares had converted immediately upon their issuance. In addition, the shares of common stock issued in connection with the proposed Rebis acquisition are included in the calculation.

BENTLEY

We are dedicated to our users and the highest levels of business ethics, professional courtesy, leadership and quality. We are focused on our goals and committed to action.

You should rely only on the information contained in this prospectus. We have not authorized anyone to provide information different from that contained in this prospectus. We are offering to sell, and seeking offers to buy, shares of common stock only in jurisdictions where offers and sales are permitted. The information contained in this prospectus is accurate only as of the date of this prospectus, regardless of the time of delivery of this prospectus or of any sale of our common stock.

Until                     , 2002 (25 days after the date of this prospectus), all dealers that effect transactions in these securities, whether or not participating in this offering, may be required to deliver a prospectus. This is in addition to the dealer’s obligation to deliver a prospectus when acting as an underwriter and with respect to unsold allotments or subscriptions.

                        Shares
Common Stock

LEHMAN BROTHERS

DEUTSCHE BANK SECURITIES

SG COWEN

WACHOVIA SECURITIES

PART II

INFORMATION NOT REQUIRED IN PROSPECTUS

Item 13.     Other Expenses of Issuance and Distribution.

        The following is an estimate of all expenses (subject to future contingencies) incurred or expected to be incurred by Bentley Systems, Incorporated in connection with the issuance and distribution of the securities being offered hereby (other than underwriting discounts and commissions and underwriters’ non-accountable expense allowance):

Securities and Exchange Commission registration fee		$15,870
NASD filing fee		17,750
New York Stock Exchange filing fee		*
Printing and engraving expenses		*
Legal fees and expenses		*
Accounting fees and expenses		*
Blue Sky fees and expenses (including legal fees)		*
Transfer agent and registrar fees and expenses		*
Miscellaneous		*

Total	$	*

*	To be supplied by amendment.

Item 14.     Indemnification of Directors and Officers.

        The registrant’s amended and restated certificate of incorporation, currently states that a director of the registrant shall have no personal liability to the registrant or its stockholders for monetary damages for breach of fiduciary duty as a director except to the extent that Section 102(b)(7) (or any successor provision) of the Delaware General Corporation Law, as amended from time to time, expressly provides that the liability of a director may not be eliminated or limited. No amendment or repeal of this provision shall apply to or have any effect on the liability or alleged liability of any director of the registrant for or with respect to any acts or omissions of such director occurring prior to such amendment or repeal.

        The registrant’s amended and restated by-laws require the registrant to indemnify any person who was or is a party or is threatened to be made a party to any threatened, pending or completed action, suit or proceeding, whether civil, criminal, administrative or investigative, by reason of the fact that such person is or was a director or officer of the registrant, or is or was serving while a director or officer of the registrant at its request as a director, officer, employee, agent, fiduciary or other representative of another corporation, partnership, joint venture, trust, employee benefit plan or other enterprise, against expenses (including attorneys’ fees), judgments, fines, excise taxes and amounts paid in settlement actually and reasonably incurred by such person in connection with such action, suit or proceeding to the full extent permissible under Delaware law. Any person claiming indemnification as provided in the by-laws shall be entitled to advances from the registrant for payment of the expenses of defending actions against such person in the manner and to the full extent permissible under Delaware law. On the request of any person requesting indemnification under such provisions, the board of directors of the registrant or a committee thereof shall determine whether such indemnification is permissible or such determination shall be made by independent legal counsel if the board or committee so directs or if the board or committee is not empowered by statute to make such determination.

        The indemnification and advancement of expenses provided by the by-laws shall not be deemed exclusive of any other rights to which those seeking indemnification or advancement of expenses may be entitled under any insurance or other agreement, vote of stockholders or disinterested directors or otherwise, both as to actions in their official capacity and as to actions in another capacity while holding an office and shall continue as to a person who has ceased to be a director or officer and shall inure to the benefit of the heirs, executors and administrators of such person. The registrant shall have the power to purchase and maintain insurance on behalf of any person who is or was a director, officer, employee or agent of the registrant or is or was serving at its request as a director, officer, employee, agent, fiduciary or other representative of another corporation, partnership, joint venture, trust or other enterprise, against any liability asserted against him and incurred by him in any such capacity, or arising out of his status as such, whether or not the registrant would have the power to indemnify him against such liability under the provisions of the by-laws.

        The duties of the registrant to indemnify and to advance expenses to a director or officer provided in the by-laws shall be in the nature of a contract between the registrant and each such director or officer and no amendment or repeal of any such provision of the by-laws shall alter, to the detriment of such director or officer, the right of such person to the advancement of expenses or indemnification related to a claim based on an act or failure to act which took place prior to such amendment, repeal or termination.

        Delaware law also permits indemnification in connection with a proceeding brought by or in the right of the registrant to procure a judgment in its favor. Insofar as indemnification for liabilities arising under the Securities Act may be permitted to directors, officers or persons controlling the registrant pursuant to the foregoing provisions, the registrant has been informed that in the opinion of the Securities and Exchange Commission such indemnification is against public policy as expressed in that Securities Act and is therefore unenforceable. The registrant has directors and officers liability insurance.

        The underwriting agreement filed as Exhibit 1.1 to this registration statement contains provisions indemnifying our officers and directors, against liabilities arising, under the Securities Act, or otherwise.

Item 15.     Recent Sales of Unregistered Securities.

        Except as set forth below, during the past three years, Bentley Systems, Incorporated has issued unregistered securities to a limited number of persons as described below.

        (a)     Since 1995, the registrant granted options under its 1995 Stock Option Plan to purchase an aggregate of 1,075,080 shares of Class A common stock to certain of its employees and executive officers. The options had an exercise price of $2.535 or $8.37 per share. Such issuances were made without consideration and any exercises thereof did not constitute sales of a security within the meaning of the Securities Act or, alternatively, were made pursuant to Section 4(2) of the Securities Act or Rule 506, Rule 701 or Regulation S promulgated thereunder.

        (b)     Since 1997, the registrant granted options under its 1997 Stock Option Plan to purchase an aggregate of 4,035,198 shares of Class B common stock to certain of its employees and executive officers. The options had various exercise prices, ranging from $2.22 to $10.00 per share. Such issuances were made without consideration and any exercises thereof did not constitute sales of a security within the meaning of the Securities Act or, alternatively, were made pursuant to Section 4(2) of the Securities Act or Rule 506, Rule 701 or Regulation S promulgated thereunder.

        (c)     The registrant issued an aggregate of 63,568 shares of Class B common stock to UMB Bank, N.A., as trustee of the registrant’s profit sharing/ 401(k) plan. Such issuances were made as contribution to the registrant’s profit sharing/401(k) plan for the benefit of U.S. employees and did not constitute sales of a security within the meaning of the Securities Act or, alternatively, were made pursuant to Section 4(2) of the Securities Act or Rule 701 promulgated thereunder.

        (d)     On August 6, 1999, the registrant sold an aggregate of 1,000,000 shares of Class A common stock to certain of our executive officers for an aggregate of $5.1 million. The foregoing purchases and sales were exempt from registration under the Securities Act pursuant to Section 4(2) and Rule 506 promulgated thereunder.

        (e)     In connection with the registrant’s acquisition of HMR Inc. on May 31, 2000, the registrant issued 40,274 shares of Class B common stock and 221,318 shares of one of its Canadian subsidiaries

(such shares are exchangeable into shares of Class B common stock on a one-for-one basis) to the stockholders of HMR Inc. The issuance of these shares was exempt from registration under the Securities Act pursuant Regulation S promulgated thereunder.

        (f)     On December 26, 2000, the registrant issued 75,000 shares of Senior Class C common stock and warrants to purchase up to 1,040,000 shares of Class B common stock to six accredited investors for $7,500,000. Three of the six purchasers were directors and executive officers of the registrant. The foregoing purchases and sales were exempt from registration under the Securities Act pursuant to Section 4(2) thereof and Rule 506 promulgated thereunder.

        (g)     On December 26, 2000, the registrant issued warrants to purchase up to 988,290 shares of Class B common stock to two U.S. commercial banks in consideration for providing the registrant with a $32 million revolving credit facility. The issuance of these warrants was exempt from registration under the Securities Act pursuant to Section 4(2) thereof and Rule 506 promulgated thereunder.

        (h)     On July 2, 2001, the registrant issued warrants to purchase up to 579,984 shares of Class B common stock to three of its executive officers and directors and their respective spouses in consideration for their guaranty of a portion of the registrant’s $32 million revolving credit facility. The issuance of these warrants was exempt from registration under the Securities Act pursuant to Section 4(2) thereof and Rule 506 promulgated thereunder.

        (i)     On July 2, 2001, the registrant issued 26,000 shares of Senior Class C common stock and warrants to purchase up to 360,533.34 shares of Class B common stock to two accredited investors, one of whom was an executive officer, for $2,600,000. The foregoing purchases and sales were exempt from registration under the Securities Act pursuant to Section 4(2) thereof and Rule 506 promulgated thereunder.

        (j)     On September 18, 2001, the registrant issued 40,000 shares of Senior Class C common stock, 480,000 shares of Class D common stock and warrants to purchase up to 554,667 shares of Class B common stock to the stockholders of Geopak Corporation in consideration for the merger of Geopak Corporation with and into one of the registrant’s wholly-owned subsidiaries. The issuance of these shares and warrants was exempt from registration under the Securities Act pursuant to Section 4(2) thereof and Rule 506 promulgated thereunder.

        (k)     Pursuant to a Purchase and Option Agreement dated January 25, 2002, among the registrant and the stockholders of Rebis, entered into in connection with the registrant’s proposed acquisition of Rebis, the registrant expects to issue approximately                     shares of its common stock to the stockholders of Rebis. The issuance of these shares will be exempt from registration under the Securities Act pursuant to Section 4(2) thereof and Rule 506 promulgated thereunder.

        None of the foregoing transactions involved any underwriters, underwriting discounts and commissions, or any public offering. The recipients in such transactions represented their intention to acquire the securities for investment only and not with a view to or for sale in connection with any distribution and appropriate legends were affixed to the share certificates and instruments issued in those transactions.

Item 16.     Exhibits and Financial Statement Schedules.

(a)     Exhibits:

Exhibit
Number	Description

1.1	Form of Underwriting Agreement.#
2.1	Asset Purchase Agreement, dated December 26, 2000, among Bentley Systems, Incorporated, Bentley Systems Europe BV, Intergraph Corporation and various direct and indirect majority subsidiaries of Intergraph Corporation identified on the signature pages thereto.*

Exhibit
Number	Description

2.2	Amendment No. 1 to Asset Purchase Agreement, dated December 7, 2001, among Bentley Systems, Incorporated and Intergraph Corporation.*
2.3	Agreement and Plan of Merger, dated September 18, 2001, among Bentley Systems, Incorporated, GP Acquisition Sub, Inc., Geopak Corporation, Francisco Norona, Gabriel Norona, Richard D. Bowman, Andrew Panayotoff, Orestes Norat and Robert Cormack.*
2.4	Stock Purchase Agreement, dated as of April 26, 2000, among Bentley Systems, Incorporated, HMR Inc., 9090-0952 Quebec, Inc., 9090-0960 Quebec Inc., Societe Innovatech Quebec et Chaudiere Applaches and the stockholders of HMR Inc. named therein.*
2.5	Purchase and Option Agreement, dated January 25, 2002, among Bentley Systems, Incorporated, Rebis and the stockholders of Rebis named therein.*
3.1	Certificate of Incorporation of Bentley Systems, Incorporated, as amended.*
3.2	Form of Amended and Restated Certificate of Incorporation of Bentley Systems, Incorporated (to be filed immediately prior to the closing of this offering).#
3.3	By-laws of Bentley Systems, Incorporated, as amended.*
3.4	Form of Amended and Restated By-laws of Bentley Systems (to be adopted immediately prior to the closing of this offering).#
4.1	Rights Agreement between Bentley Systems, Incorporated and dated as of , 2002.#
4.2	Form of Common Stock Certificate.#
5.1	Opinion of Drinker Biddle & Reath LLP regarding legality of securities being registered.#
10.1	Revolving Credit and Security Agreement, dated December 26, 2000, among Bentley Systems, Incorporated, Bentley Software, Inc., Atlantech Solutions, Inc., PNC Bank, National Association, as agent and the lenders named therein.*
10.2	First Amendment to Revolving Credit and Security Agreement, dated October 4, 2001, among Bentley Systems, Incorporated, Bentley Software, Inc., Atlantech Solutions, Inc., PNC Bank, National Association, as agent, and the lenders named therein.*
10.3	Second Amendment and Joinder to Revolving Credit and Security Agreement, dated February 4, 2002, among Bentley Systems, Incorporated, Bentley Software, Inc., Atlantech Solutions, Inc., Geopak Corporation, PNC Bank, National Association, as agent, and the lenders named therein.*
10.4	Form of Promissory Note, dated August 6, 1999, payable to the order of Bentley Systems, Incorporated.*
10.5	Secured Note, dated December 1, 2000, with Bentley Systems, Incorporated as maker and Intergraph Corporation as payee.*
10.6	Security Agreement, dated as of December 26, 2000, between Bentley Systems, Incorporated and Intergraph Corporation.*
10.7	Escrow Agreement, dated as of September 18, 1998, among Bentley Systems, Incorporated, Bachow Investment Partners III, L.P. and Wilmington Trust Company, as escrow agent.*
10.8	Bentley Systems, Incorporated 1995 Stock Option Plan, adopted on March 28, 1995.*
10.9	Bentley Systems, Incorporated 1997 Stock Option Plan, adopted on September 29, 1997.*
10.10	Bentley Systems, Incorporated Amendment No. 1 to the 1997 Stock Option Plan, adopted on February 17, 2000.*
10.11	Bentley Systems, Incorporated 2002 Stock Option Plan, adopted on , 2002.#
10.12	Bentley Systems, Incorporated Non-employee Director Stock Option Plan, adopted on , 2002.#
10.13	Description of Executive Incentive Plan.#
10.14	Description of Bentley Incentive Plan.#
10.15	Form of Common Stock Purchase Warrant issued by Bentley Systems, Incorporated.*

Exhibit
Number	Description

10.16	Form of Warrant Purchase Agreement dated December 26, 2000.*
10.17	Form of Common Stock Purchase Warrant, dated December 26, 2000, issued by Bentley Systems, Incorporated to PNC Bank, National Association and Citicorp USA, Inc.*
10.18	Form of Common Stock Purchase Warrant, dated July 2, 2001, issued by Bentley Systems, Incorporated.*
10.19	Form of Stock Pledge Agreement, dated August 6, 1999.*
10.20	Form of Deferred Compensation Agreement, dated August 6, 1999.*
10.21	Promissory Note, dated January 14, 2002, executed by Gregory and Caroline Bentley payable to the order of Bentley Systems, Incorporated in the original principal amount of $229,400.*
10.22	Pledge Agreement, dated January 14, 2002, between Gregory and Caroline Bentley and Bentley Systems, Incorporated.*
10.23	Warehouse and Shipping Outsourcing Agreement, dated as of October 1, 2001, between Bentley Systems, Incorporated and VideoRay, LLC.*
10.24	Securities Purchase Agreement, dated December 26, 2000, among Bentley Systems, Incorporated, the purchasers of Senior Class C common stock and Common Stock Purchase Warrants named therein, and, solely for the purposes of Sections 4.1(b) and 4.2, Raymond B. Bentley and Richard P. Bentley.*
10.25	Amendment to Securities Purchase Agreement, dated July 2, 2001, among Bentley Systems, Incorporated, the purchasers of Senior Class C common stock and Common Stock Purchase Warrants named therein.*
10.26	Joinder and Amendment to Securities Purchase Agreement, dated September 18, 2001, among Bentley Systems, Incorporated, Gabriel Norona, Francisco Norona, Richard D. Bowman, Andrew Panayotoff, Orestes Norat and Robert Cormack.*
10.27	Amended and Restated Information and Registration Rights Agreement, dated December 26, 2000, among Bentley Systems, Incorporated, Gregory S. Bentley, Keith A. Bentley, Barry J. Bentley, Cristobal Conde, David Ehret, Robert Greifeld, Bachow Investment Partners, III, L.P., PNC Bank, National Association and Citibank, N.A.*
10.28	Amendment to Amended and Restated Information and Registration Rights Agreement, dated July 2, 2001, among Bentley Systems, Incorporated, Gregory S. Bentley, Keith A. Bentley, Barry J. Bentley, Bachow Investment Partners III, L.P., PNC Bank, National Association, Citibank, N.A. and Cristobal Conde and David Ehret.*
10.29	Joinder to Amended and Restated Information and Registration Rights Agreement, dated September 18, 2001, by and among Bentley Systems, Incorporated, Gabriel Norona, Francisco Norona, Richard D. Bowman, Andrew Panayotoff, Orestes Norat and Robert Cormack.*
10.30	Settlement Agreement, dated March 26, 1999, between Bentley Systems, Incorporated and Intergraph Corporation.*
10.31	Employment Agreement between Bentley Systems, Incorporated and Greg Bentley.#
10.32	Employment Agreement between Bentley Systems, Incorporated and Keith A. Bentley.#
10.33	Employment Agreement between Bentley Systems, Incorporated and Barry J. Bentley, Ph.D.#
10.34	Employment Agreement between Bentley Systems, Incorporated and Raymond B. Bentley.#
10.35	OpenDWG Alliance Founding Membership Agreement (Amended and Restated), dated August 9, 1999, between Bentley Systems, Incorporated and OpenDWG Alliance, as amended.*
10.36	Product Integration and Marketing Agreement, dated October 13, 1997, between Bentley Systems, Incorporated and Electronic Data Systems Corporation, as amended.*+
21	Subsidiaries of Bentley Systems, Incorporated.*

Exhibit
Number	Description

23.1	Consent of Arthur Andersen LLP.*
23.2	Consent of Drinker Biddle & Reath LLP (to be included in Exhibit 5.1).#
24.1	Power of Attorney (included on signature page).*
99.1	Letter regarding Arthur Andersen LLP.*

*	Filed herewith.

#	To be filed by amendment.

+	Confidential information has been omitted from these exhibits and filed separately with the Securities and Exchange Commission accompanied by a confidential treatment request pursuant to Rule 406 under the Securities Act of 1933, as amended.

(b)     Financial Statement Schedules

        All information for which provision is made in the applicable accounting regulations of the Securities and Exchange Commission is either included in the financial statements or is not required under the related instructions or is inapplicable and therefore has been omitted.

Item 17.     Undertakings.

        The undersigned registrant hereby undertakes that:

        (1)     For purposes of determining any liability under the Securities Act of 1933, the information omitted from the form of prospectus filed as part of this registration statement in reliance upon Rule 430A and contained in a form of prospectus filed by the registrant pursuant to Rule 424(b)(1) or (4) or 497(h) under the Securities Act shall be deemed to be part of this registration statement as of the time it was declared effective.

        (2)     For the purposes of determining any liability under the Securities Act of 1933, each post-effective amendment that contains a form of prospectus shall be deemed to be a new registration statement relating to the securities offered therein and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

        (3)     It will provide to the underwriter at the closing specified in the underwriting agreement, certificates in such denominations and registered in such names as required by the underwriters to permit prompt delivery to each purchaser.

        Insofar as indemnification for liabilities arising under the Securities Act of 1933 may be permitted to directors, officers and controlling persons of the registrant pursuant to the foregoing provisions, or otherwise, the registrant has been advised that in the opinion of the Securities and Exchange Commission such indemnification is against public policy as expressed in the Securities Act and is, therefore, unenforceable. In the event that a claim for indemnification against such liabilities (other than the payment by the registrant of expenses incurred or paid by a director, officer or controlling person of the registrant in the successful defense of any action, suit or proceeding) is asserted by such director, officer or controlling person in connection with the securities being registered, the registrant will, unless in the opinion of its counsel the matter has been settled by controlling precedent, submit to a court of appropriate jurisdiction the question whether such indemnification by it is against public policy as expressed in the Securities Act and will be governed by the final adjudication of such issue.

SIGNATURES

        Pursuant to the requirements of the Securities Act of 1933, the registrant has duly caused this registration statement to be signed on its behalf by the undersigned, thereunto duly authorized, in Exton, Pennsylvania on April 23, 2002.

BENTLEY SYSTEMS, INCORPORATED

By:	/s/ GREG BENTLEY

Greg Bentley
Chief Executive Officer, President and
Chairman of the Board

        KNOW ALL MEN BY THESE PRESENTS, that each person whose signature appears below constitutes and appoints Greg Bentley and David Nation or each of them acting alone, his or her true and lawful attorney-in-fact and agent, with full power of substitution and revocation, for him or her and in his or her name, place and stead, in any and all capacities, to sign (1) any and all amendments (including post-effective amendments) to this Registration Statement and to file the same with all exhibits thereto and other documents in connection therewith and (2) any registration statement and any and all amendments thereto, relating to the offer covered hereby filed pursuant to Rule 462(b) under the Securities Act of 1933, with the Securities and Exchange Commission, granting unto said attorneys-in-fact and agents, full power and authority to do and perform each and every act and thing requisite and necessary to be done as fully to all intents and purposes as he or she might or could do in person, hereby ratifying and confirming all that said attorneys-in-fact and agents, or his or their substitute or substitutes, may lawfully do or cause to be done by virtue hereof.

        Pursuant to the requirements of the Securities Act of 1933, this registration statement has been signed by the following persons, in the capacities indicated, on the 23rd day of April, 2002.

Signature	Title

/s/ GREG BENTLEY Greg Bentley (Principal Executive Officer)	Chief Executive Officer, President, Chairman of the Board and Director

/s/ MALCOLM S. WALTER Malcolm S. Walter (Principal Financial Officer)	Chief Financial Officer and Senior Vice President

/s/ JAMES A. KING James A. King (Principal Accounting Officer)	Vice President, Finance

/s/ KEITH A. BENTLEY Keith A. Bentley	Director and Co-Chief Technology Officer

Signature	Title

/s/ BARRY J. BENTLEY Barry J. Bentley, Ph.D.	Director and Co-Chief Technology Officer

/s/ KIRK B. GRISWOLD Kirk B. Griswold	Director

EXHIBIT INDEX

Exhibit
Number	Description

1.1	Form of Underwriting Agreement.#
2.1	Asset Purchase Agreement, dated December 26, 2000, among Bentley Systems, Incorporated, Bentley Systems Europe BV, Intergraph Corporation and various direct and indirect majority subsidiaries of Intergraph Corporation identified on the signature pages thereto.*
2.2	Amendment No. 1 to Asset Purchase Agreement, dated December 7, 2001, among Bentley Systems, Incorporated and Intergraph Corporation.*
2.3	Agreement and Plan of Merger, dated September 18, 2001, among Bentley Systems, Incorporated, GP Acquisition Sub, Inc., Geopak Corporation, Francisco Norona, Gabriel Norona, Richard D. Bowman, Andrew Panayotoff, Orestes Norat and Robert Cormack.*
2.4	Stock Purchase Agreement, dated as of April 26, 2000, among Bentley Systems, Incorporated, HMR Inc., 9090-0952 Quebec, Inc., 9090-0960 Quebec Inc., Societe Innovatech Quebec et Chaudiere Applaches and the stockholders of HMR Inc. named therein.*
2.5	Purchase and Option Agreement, dated January 25, 2002, among Bentley Systems, Incorporated, Rebis and the stockholders of Rebis named therein.*
3.1	Certificate of Incorporation of Bentley Systems, Incorporated, as amended.*
3.2	Form of Amended and Restated Certificate of Incorporation of Bentley Systems, Incorporated (to be filed immediately prior to the closing of this offering).#
3.3	By-laws of Bentley Systems, Incorporated, as amended.*
3.4	Form of Amended and Restated By-laws of Bentley Systems (to be adopted immediately prior to the closing of this offering).#
4.1	Rights Agreement between Bentley Systems, Incorporated and dated as of , 2002.#
4.2	Form of Common Stock Certificate.#
5.1	Opinion of Drinker Biddle & Reath LLP regarding legality of securities being registered.#
10.1	Revolving Credit and Security Agreement, dated December 26, 2000, among Bentley Systems, Incorporated, Bentley Software, Inc., Atlantech Solutions, Inc., PNC Bank, National Association, as agent and the lenders named therein.*
10.2	First Amendment to Revolving Credit and Security Agreement, dated October 4, 2001, among Bentley Systems, Incorporated, Bentley Software, Inc., Atlantech Solutions, Inc., PNC Bank, National Association, as agent, and the lenders named therein.*
10.3	Second Amendment and Joinder to Revolving Credit and Security Agreement, dated February 4, 2002, among Bentley Systems, Incorporated, Bentley Software, Inc., Atlantech Solutions, Inc., Geopak Corporation, PNC Bank, National Association, as agent, and the lenders named therein.*
10.4	Form of Promissory Note, dated August 6, 1999, payable to the order of Bentley Systems, Incorporated.*
10.5	Secured Note, dated December 1, 2000, with Bentley Systems, Incorporated as maker and Intergraph Corporation as payee.*
10.6	Security Agreement, dated as of December 26, 2000, between Bentley Systems, Incorporated and Intergraph Corporation.*
10.7	Escrow Agreement, dated as of September 18, 1998, among Bentley Systems, Incorporated, Bachow Investment Partners III, L.P. and Wilmington Trust Company, as escrow agent.*
10.8	Bentley Systems, Incorporated 1995 Stock Option Plan, adopted on March 28, 1995.*
10.9	Bentley Systems, Incorporated 1997 Stock Option Plan, adopted on September 29, 1997.*
10.10	Bentley Systems, Incorporated Amendment No. 1 to the 1997 Stock Option Plan, adopted on February 17, 2000.*

Exhibit
Number	Description

10.11	Bentley Systems, Incorporated 2002 Stock Option Plan, adopted on , 2002.#
10.12	Bentley Systems, Incorporated Non-employee Director Stock Option Plan, adopted on , 2002.#
10.13	Description of Executive Incentive Plan.#
10.14	Description of Bentley Incentive Plan.#
10.15	Form of Common Stock Purchase Warrant issued by Bentley Systems, Incorporated.*
10.16	Form of Warrant Purchase Agreement dated December 26, 2000.*
10.17	Form of Common Stock Purchase Warrant, dated December 26, 2000, issued by Bentley Systems, Incorporated to PNC Bank, National Association and Citicorp USA, Inc.*
10.18	Form of Common Stock Purchase Warrant, dated July 2, 2001, issued by Bentley Systems, Incorporated.*
10.19	Form of Stock Pledge Agreement, dated August 6, 1999.*
10.20	Form of Deferred Compensation Agreement, dated August 6, 1999.*
10.21	Promissory Note, dated January 14, 2002, executed by Gregory and Caroline Bentley payable to the order of Bentley Systems, Incorporated in the original principal amount of $229,400.*
10.22	Pledge Agreement, dated January 14, 2002, between Gregory and Caroline Bentley and Bentley Systems, Incorporated.*
10.23	Warehouse and Shipping Outsourcing Agreement, dated as of October 1, 2001, between Bentley Systems, Incorporated and VideoRay, LLC.*
10.24	Securities Purchase Agreement, dated December 26, 2000, among Bentley Systems, Incorporated, the purchasers of Senior Class C common stock and Common Stock Purchase Warrants named therein, and, solely for the purposes of Sections 4.1(b) and 4.2, Raymond B. Bentley and Richard P. Bentley.*
10.25	Amendment to Securities Purchase Agreement, dated July 2, 2001, among Bentley Systems, Incorporated, the purchasers of Senior Class C common stock and Common Stock Purchase Warrants named therein.*
10.26	Joinder and Amendment to Securities Purchase Agreement, dated September 18, 2001, among Bentley Systems, Incorporated, Gabriel Norona, Francisco Norona, Richard D. Bowman, Andrew Panayotoff, Orestes Norat and Robert Cormack.*
10.27	Amended and Restated Information and Registration Rights Agreement, dated December 26, 2000, among Bentley Systems, Incorporated, Gregory S. Bentley, Keith A. Bentley, Barry J. Bentley, Cristobal Conde, David Ehret, Robert Greifeld, Bachow Investment Partners, III, L.P., PNC Bank, National Association and Citibank, N.A.*
10.28	Amendment to Amended and Restated Information and Registration Rights Agreement, dated July 2, 2001, among Bentley Systems, Incorporated, Gregory S. Bentley, Keith A. Bentley, Barry J. Bentley, Bachow Investment Partners III, L.P., PNC Bank, National Association, Citibank, N.A. and Cristobal Conde and David Ehret.*
10.29	Joinder to Amended and Restated Information and Registration Rights Agreement, dated September 18, 2001, by and among Bentley Systems, Incorporated, Gabriel Norona, Francisco Norona, Richard D. Bowman, Andrew Panayotoff, Orestes Norat and Robert Cormack.*
10.30	Settlement Agreement, dated March 26, 1999, between Bentley Systems, Incorporated and Intergraph Corporation.*
10.31	Employment Agreement between Bentley Systems, Incorporated and Greg Bentley.#
10.32	Employment Agreement between Bentley Systems, Incorporated and Keith A. Bentley.#
10.33	Employment Agreement between Bentley Systems, Incorporated and Barry J. Bentley, Ph.D.#
10.34	Employment Agreement between Bentley Systems, Incorporated and Raymond B. Bentley.#

Exhibit
Number	Description

10.35	OpenDWG Alliance Founding Membership Agreement (Amended and Restated), dated August 9, 1999, between Bentley Systems, Incorporated and OpenDWG Alliance, as amended.*
10.36	Product Integration and Marketing Agreement, dated October 13, 1997, between Bentley Systems, Incorporated and Electronic Data Systems Corporation, as amended.*+
21	Subsidiaries of Bentley Systems, Incorporated.*
23.1	Consent of Arthur Andersen LLP.*
23.2	Consent of Drinker Biddle & Reath LLP (to be included in Exhibit 5.1).#
24.1	Power of Attorney (included on signature page).*
99.1	Letter regarding Arthur Andersen LLP.*

*	Filed herewith.

#	To be filed by amendment.

+	Confidential information has been omitted from these exhibits and filed separately with the Securities and Exchange Commission accompanied by a confidential treatment request pursuant to Rule 406 under the Securities Act of 1933, as amended.